SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 December 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; cancellation, change or withdrawal of, or failure to renew, governmental support schemes; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory change in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. Following the legal separation of ABN AMRO Bank NV on 1 April 2010, RBS no longer consolidates the interests in ABN AMRO of its consortium partners in its results.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Recent Developments

World Online International N.V.
In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldmans Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) in relation to claims arising out of the World Online initial public offering of 2000.  It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay some damages to certain investors. RBS Group does not believe that such settlements or any final liability or loss will have a significant effect on RBS Group’s financial position or profitability.

Other investigations
In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBS Group and its subsidiaries cooperated fully with this review and investigation.  On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted.

Comment

Stephen Hester, Group Chief Executive, commented:

“Our third quarter results demonstrate that we continue to make good progress in our recovery. We are delivering what we set out to achieve.

The Core Bank is becoming stronger. As we focus on serving customers better, profitability is also improving and rebalancing towards a more sustainable mix of business contributions. At the same time, the legacy risks and losses in Non-Core are being worked out effectively and our ambitious restructuring efforts continue apace.

The accounting treatment of some balance sheet items is volatile and can sometimes obscure our underlying story. Nevertheless, I believe that our results today show clear and measured progress toward our three strategic goals:

1.
Serving our customers better must be the foundation of everything we do. It is our mission. Across our businesses change is occurring to improve customer service, not least through the customer charters that now drive our UK retail and corporate banking operations. Already we have customer satisfaction and market positions that compare well with our competitors. Our aspirations are higher still and we are investing to achieve them.

2.
We are making the bank safer, stronger, and more resilient. We have delivered good progress on all our targets: reducing costs; strengthening our capital base; reducing our dependency on short-term wholesale funding; improving our liquidity; and, reducing our leverage. This activity should also ensure that RBS is well positioned to meet the very substantial uplifts required by international regulatory change in bank resilience in the areas of capital and liquidity, within the timetable given.

3.
The profitable Core of RBS is the ultimate source of value creation for all of our shareholders; we need to produce profits above the cost of capital we use across business cycles. At present, as these Core profits build, they are partially offset by planned Non-Core losses. We target continued improvement in this balance in 2011 and in the sustainable level of Core profitability. We have much still to do on the revenue lines. There is substantial management action in train targeting long-term improvements.

While economic challenges, especially interest rate-driven, and regulatory costs will impact the level of improvements targeted and their speed, RBS remains focused on achieving balanced progress across all our key objectives.”

Condensed consolidated income statement
for the period ended 30 September 2010

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September* 2009	30 September 2010	30 September* 2009
	£m	£m	£m	£m	£m

Interest receivable	5,584	5,888	5,693	17,164	20,334
Interest payable	(2,173)	(2,212)	(2,573)	(6,535)	(10,365)

Net interest income	3,411	3,676	3,120	10,629	9,969

Fees and commissions receivable	2,037	2,053	1,919	6,141	6,385
Fees and commissions payable	(611)	(579)	(545)	(1,762)	(1,896)
Income from trading activities	277	2,110	1,088	4,153	3,052
Gain on redemption of own debt	-	553	-	553	3,790
Other operating income (excluding insurance premium income)	(317)	346	(77)	476	569
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Non-interest income	2,675	5,761	3,686	13,417	15,858

Total income	6,086	9,437	6,806	24,046	25,827

Staff costs	(2,423)	(2,365)	(2,363)	(7,477)	(7,499)
Premises and equipment	(611)	(547)	(631)	(1,693)	(1,909)
Other administrative expenses	(914)	(1,022)	(1,062)	(2,947)	(3,265)
Depreciation and amortisation	(603)	(519)	(534)	(1,604)	(1,566)
Write-down of goodwill and other intangible assets	-	-	-	-	(311)

Operating expenses	(4,551)	(4,453)	(4,590)	(13,721)	(14,550)

Profit before other operating charges and impairment losses	1,535	4,984	2,216	10,325	11,277
Insurance net claims	(1,142)	(1,323)	(1,145)	(3,601)	(3,036)
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)

Operating (loss)/profit before tax	(1,560)	1,174	(2,208)	(391)	(2,559)
Tax credit/(charge)	295	(825)	617	(637)	1,073

(Loss)/profit from continuing operations	(1,265)	349	(1,591)	(1,028)	(1,486)

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	-	(1,019)	-	(1,019)	-
Other profits from discontinued operations, net of tax	18	-	-	331	30

Profit/(loss) from discontinued operations, net of tax	18	(1,019)	-	(688)	30

Loss for the period	(1,247)	(670)	(1,591)	(1,716)	(1,456)
Minority interests	101	946	36	703	(595)
Preference share and other dividends	-	(19)	(245)	(124)	(791)

(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Highlights

Third quarter 2010 results summary
Group operating loss in Q3 2010 was £1,560 million down from a profit of £1,174 million in the second quarter but improved from a loss of £2,208 million in Q3 2009.

The net loss attributable to shareholders was £1,146 million, compared with a profit of £257 million in Q2 2010 and a loss of £1,800 million in Q3 2009.

Operating performance
Improved Core operating results were led by a good performance from our Retail & Commercial businesses. The Retail & Commercial net interest margin continued its recovery from the trough levels reached in 2008 and 2009, rising 12 basis points to 3.23%. Impairments were 12% lower, with improved credit performance in UK Retail and UK Corporate, leaving operating profits up 12% at £1,100 million.

GBM revenues were 20% lower at £1,554 million for the quarter, given lower customer trading volumes and volatility. Expenses were 3% lower and a small net recovery was recorded on previously booked impairments. Operating profit fell by 21% to £589 million. Year-to-date revenue was £6,325 million.

RBS Insurance’s performance improved in the third quarter, due to lower additions to bodily injury reserves, though the business still recorded an operating loss of £33 million. Tighter underwriting criteria are now in effect, but the motor segment remained in loss. The home insurance segment continues to deliver strong results.

Highlights (continued)

Third quarter 2010 results summary (continued)

Operating performance (continued)
Non-Core income benefited from higher trading income while impairment losses decreased by 16% to £1,171 million. Total Non-Core operating loss was 24% lower at £1,006 million.

Overall Group impairments fell to £1,953 million, 21% lower than in Q2 2010 and down 40% from Q3 2009. The reduction in credit costs was broadly spread, with improvements in most Retail & Commercial franchises, in GBM and in Non-Core. Impairment losses in Ulster Bank, however, remained severe, reflecting the continuing deterioration in credit metrics across the Irish economy.

Efficiency
Group expenses were up 2% during the third quarter at £4,551 million and down 1% from the third quarter of 2009.  Core expenses were flat during the quarter and 4% lower than in the prior year.  Non-Core expenses were 2% lower than in Q2 2010 reflecting a number of business disposals. Costs within Business Services, which provides technology, property and operational services to the Group’s customer-facing divisions, rose 2% compared with Q2 2010 but were 4% lower than in the third quarter of 2009. Further plans to consolidate a number of Business Services operations centres were announced in September.

The Group cost:income ratio, excluding fair value of own debt and net of claims, was 60.5%, compared with 60.0% in the second quarter and 65.2% in Q3 2009. The Core cost:income ratio, excluding fair value of own debt, in Q3 2010 was 58.3%.

Balance sheet management
The Group’s funded balance sheet increased by £22 billion during the third quarter, driven by a 5% increase in GBM, which returned towards more normal asset levels after a sharp reduction during Q2 2010. This was partially offset by continued good progress of the Non-Core run-off programme, with third party assets, excluding derivatives, down £20 billion. This was largely driven by the division’s disposal programme (£11 billion), including the disposal of Sempra JV assets (£3 billion) and a number of other assets, principally from the markets business. Portfolio run-off totalled £9 billion. There was some asset growth in UK Retail and Wealth, but loan demand remained muted in other Retail & Commercial divisions.

Gross risk-weighted assets (excluding the relief provided by the Asset Protection Scheme) were broadly flat at £595 billion, as Non-Core asset run-off was largely offset by run-off of capital relief trades in GBM.

Highlights (continued)

Third quarter 2010 results summary (continued)

Balance sheet management (continued)
Wholesale funding market conditions improved significantly during the quarter and RBS has taken advantage of opportunities to improve its funding profile, in line with the Group’s strategic plan. Public and private unguaranteed debt issuance during Q3 2010 totalled £18 billion, higher than the first half of 2010, featuring RBS’s second covered bond and its first residential mortgage-backed securities public issuance since 2007.

The run-off of the Non-Core portfolio continues to contribute to the reduction in the Group’s overall wholesale funding, and more of this requirement is being funded longer term. The proportion of debt instruments with more than one year to maturity increased to 62% at 30 September 2010, compared with 50% at 31 December 2009.

The liquidity portfolio increased by £14 billion to £151 billion during the quarter which reflects asset disposals in Non-Core and the impact of term debt issuance.

Capital
The Group’s Core Tier 1 ratio at 30 September 2010 was 10.2%, compared with 10.5% at 30 June 2010. The decline reflects the attributable loss together with reduced RWA relief from the APS as covered assets run-off.

Basel III capital implementation and impacts
The new framework under Basel III is being phased in over the next few years. Given our current strong capital base and improving operating earnings performance, we expect to be well positioned to meet the Basel requirements. For further details see the Capital section on pages 90 and 91.

Bank levy
Certain details of the UK bank levy announced in the June 2010 Budget are yet to be clarified. However, on the basis of the proposals announced in the initial consultation paper, the cost of the levy to RBS is currently estimated to be approximately £225-£250 million in 2011, rising to approximately £350-£400 million in 2012. The levy penalises non-insured liabilities, including deposits from our corporate customers, as well as other wholesale funding.

Highlights (continued)

Third quarter 2010 results summary (continued)

Customer franchises
A key element of the Group’s strategic progress involves strengthening and improving its Core businesses through a dedicated focus on serving customers well. RBS customer franchises have come through the turmoil of the last three years with resilience, demonstrating the solidity of their foundations. The third quarter has seen further early progress across the Group in restoring and developing these franchises.

•
UK Retail launched the Retail Customer Charter in June and is now working towards delivery of the commitments made. Progress against these commitments will be formally reviewed at the end of 2010 and reported as part of the year end results. Tangible steps so far to meet the commitment and improve customers’ experience include process improvements in approximately 1,200 branches and 500 new cash deposit machines installed in branches around the UK.

•
UK Corporate is currently opening more than 2,000 start-up accounts per week and recently launched a Start-Up Hotline to give advice to budding entrepreneurs. Over the past 12 months the division has helped more than 100,000 new businesses enter the market with two years free banking.

•
Global Transaction Services delivered a number of initiatives designed to increase UK companies’ ability and confidence to do business overseas. One such initiative saw Global Transaction Services partner with UK Trade & Investment to support UK businesses in taking advantage of business opportunities in Asia.

•
Ulster Bank has increased customer numbers by 3% over the past year, representing a net increase of 50,000. The September 2010 launch of the "Helpful Banking" programme resulted in a number of new initiatives, including Saturday branch openings in most towns and cities. By opening on Saturdays, and extending weekday opening hours in the Republic of Ireland, Ulster Bank is giving customers an extra 30,000 hours each year to visit its branches.

•
US Retail & Commercial added more than 52,500 new customer accounts and 12,500 small business accounts in the year to 30 September 2010 with the new brand platform of “Good Banking is Good Citizenship” garnering positive response, from both new and existing customers.

•
GBM, despite difficult conditions and reduced client activity, has retained its number one position for sterling derivative products in Q3 2010 and has been recognised for service quality as most innovative in asset & liability management and inflation products.

•
RBS Insurance's home business has continued to make good progress and the division established itself as the largest home insurance provider within the UK at the end of H1 2010, with Privilege and Churchill brands combined growing in-force policies by over 17% in the last year.

Highlights (continued)

Third quarter 2010 results summary (continued)

UK Lending
The Group grew net UK mortgage balances by £2.6 billion in Q3 2010, up 6% from Q2 2010. While gross lending remained strong at £5.3 billion in Q3 2010 (up 8% from the previous quarter), net lending volumes have been affected by an increase in redemptions during 2010.  This reflects the roll-off of a large number of customers from fixed-term mortgage deals, as well as greater competition in the market. However, the Group’s market share for gross mortgage lending remained high, at 14%, for the third quarter.

Acceptance rates remain high at approximately 90% and we continue to offer a wide range of mortgage products up to 90% Loan to Value. In particular, the Group continues to support the first time buyer market, helping more than 8,000 customers to move into their first home during Q3 2010.

With net lending of £5.8 billion in the seven months March-September 2010, RBS remains on course to achieve its £8 billion mortgage lending target for the March 2010 to February 2011 period.

During Q3 2010, the Group extended £13.9 billion of gross new facilities to UK businesses.  This was 9% higher than the previous quarter and a 34% rise from Q3 2009. However, many businesses are continuing to reduce existing borrowings. Net repayments by businesses totalled £3.7 billion in the quarter though this includes loans in RBS’s Non-Core Division targeted for run-off.  Additionally, businesses have access to £43 billion of undrawn facilities extended by RBS and available for when credit demand increases.

Gross new facilities of £7.6 billion were extended to SMEs during Q3 2010, up 8% from the previous quarter and 15% higher year-on-year.  However, the volume of new credit applications is weak, down 8% in Q3 2010 from the previous quarter and 12% lower than the comparable period last year.  The Group continues to approve approximately 85% of credit applications.  The average price of new loans to SMEs during the third quarter was 3.44%, an increase from 3.18% in Q3 2009 largely driven by the rising cost of term funding, but considerably lower than the average of 7.01% during the third quarter of 2008.

In the mid and large corporate segments, £6.3 billion of gross new facilities were extended during Q3 2010, up 11% on the previous quarter and 67% higher than during the third quarter of 2009. The higher lending volumes during Q3 2010 were primarily due to a number of significant one-off transactions and larger corporates bringing forward refinancings.  The latter reflects both current loan market conditions, with margins having tightened and terms lengthened, and longer-term concerns over loan market liquidity and funding costs.

Gross new facilities extended to businesses in the seven months March-September 2010 totalled £30.9 billion, of which £17.5 billion was to SMEs.  At this stage, the Group is on plan to achieve its £50 billion gross business lending target for the March 2010 to February 2011 period.

Highlights (continued)

Third quarter 2010 results summary (continued)

Disposals
During the third quarter, the Group completed four disposals from its Non-Core division, resulting in a reduction of close to £10 billion in risk-weighted assets. Three more Non-Core business disposals were signed during the quarter, including the sale of the Indian retail and commercial banking operations to HSBC.

Significant progress has also been made on the Group’s European Commission-mandated disposal programme, with three of our four mandated disposal businesses largely agreed. In early August, agreement was reached on the sale of the Group’s RBS England and Wales and NatWest Scotland branches to Santander UK plc. The sale remains subject to regulatory and other approvals and is expected to complete by the end of 2011. In the same month, the sale of the Global Merchant Services business to a consortium of Advent International and Bain Capital was agreed. RBS will hold a 19.99% minority stake in the resulting entity and the transaction is expected to close in Q4 2010.

Following the sale of RBS Sempra Commodities’ Metals, Oil and European Energy business lines to J.P. Morgan in February, sale agreements have now been reached for substantially all of the remaining assets of the joint venture. The sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp was announced in September, while the sale of Sempra North American Power and Gas to J.P. Morgan was announced on 7 October. Both these transactions are expected to close in Q4 2010.

Taken together, these EU mandated transactions will reduce the Group’s gross risk-weighted assets by approximately £18 billion. The progress made will allow management to intensify focus on the Core business and further the execution of the Group’s strategic plan.

Outlook
Fourth quarter trends in RBS Retail & Commercial banking businesses seem likely to be broadly consistent with those of the third quarter in terms of both profitability and key balance sheet items.  The pace of net interest margin expansion is likely to moderate into 2011 pending the start of interest rate normalisation. GBM revenues, as is typical for the industry, are hard to forecast. It is anticipated, however, the fourth quarter market environment will remain challenging.

In Non-Core we expect to continue to make good progress on risk reduction in the fourth quarter. Given our healthy asset sales pipeline, we expect to come in below our year-end third party asset target. This could bring with it an increase in disposal losses.

Lastly, accounting (non-cash) volatility in fair value of own debt and APS costs is likely to continue.

Overall RBS expects to continue to operate broadly in line with its strategic plan metrics for 2010 as a whole.

Condensed consolidated balance sheet
at 30 September 2010

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	61,416	29,591	52,261
Net loans and advances to banks	60,334	54,489	56,656
Reverse repurchase agreements and stock borrowing	48,407	47,663	35,097
Loans and advances to banks	108,741	102,152	91,753
Net loans and advances to customers	528,049	539,375	687,353
Reverse repurchase agreements and stock borrowing	44,503	39,396	41,040
Loans and advances to customers	572,552	578,771	728,393
Debt securities	226,410	236,260	267,254
Equity shares	21,755	17,326	19,528
Settlement balances	22,874	20,718	12,033
Derivatives	548,805	522,871	441,454
Intangible assets	14,369	14,482	17,847
Property, plant and equipment	17,398	17,608	19,397
Deferred taxation	5,909	5,839	7,039
Prepayments, accrued income and other assets	11,908	14,095	20,985
Assets of disposal groups	17,450	22,340	18,542

Total assets	1,629,587	1,582,053	1,696,486

Liabilities
Bank deposits	80,304	96,710	104,138
Repurchase agreements and stock lending	41,465	44,165	38,006
Deposits by banks	121,769	140,875	142,144
Customer deposits	420,639	420,890	545,849
Repurchase agreements and stock lending	87,287	70,655	68,353
Customer accounts	507,926	491,545	614,202
Debt securities in issue	235,083	217,317	267,568
Settlement balances	20,628	19,730	10,413
Short positions	44,004	42,994	40,463
Derivatives	543,397	508,966	424,141
Accruals, deferred income and other liabilities	23,667	24,867	30,327
Retirement benefit liabilities	2,637	2,611	2,963
Deferred taxation	2,270	2,195	2,811
Insurance liabilities	6,782	6,521	10,281
Subordinated liabilities	27,890	27,523	37,652
Liabilities of disposal groups	16,154	17,615	18,890

Total liabilities	1,552,207	1,502,759	1,601,855

Equity
Minority interests	1,780	2,492	16,895
Owners’ equity*
Called up share capital	15,030	15,029	14,630
Reserves	60,570	61,773	63,106

Total equity	77,380	79,294	94,631

Total liabilities and equity	1,629,587	1,582,053	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,856	72,058	69,890
Other equity owners	4,744	4,744	7,846

	75,600	76,802	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,629.6 billion at 30 September 2010 were up £47.5 billion, 3%, compared with 30 June 2010.

Cash and balances at central banks were up £31.8 billion, 108% to £61.4 billion.

Loans and advances to banks increased by £6.6 billion, 6%, to £108.7 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £0.7 billion, 2% to £48.4 billion and bank placings rose £5.8 billion, 11%, to £60.3 billion as a result of increased placings on the inter-bank markets.

Loans and advances to customers decreased £6.2 billion, 1%, to £572.6 billion. Within this reverse repos were up £5.1 billion, 13% to £44.5 billion. Excluding reverse repos, customer lending decreased by £11.3 billion, 2%, to £528.0 billion or by £9.8 billion before impairment provisions. This reflected reductions, in constant currency terms, in Non-Core of £6.8 billion, together with declines in UK Corporate £1.7 billion, Global Transaction Services, £1.2 billion, Global Banking & Markets, £1.2 billion and US Retail & Commercial, £1.1 billion together with the effect of exchange rate movements, £0.2 billion. These were offset by growth in UK Retail, £1.9 billion, and Wealth, £0.6 billion.

Equity shares increased £4.4 billion, 26%, to £21.8 billion driven by increased holdings within Global Banking & Markets.

Settlement balances rose £2.2 billion, 10%, to £22.9 billion as a result of customer activity principally within Global Banking & Markets.

Movements in the value of derivative assets, up £25.9 billion, 5%, to £548.8 billion, and liabilities, up £34.4 billion, 7%, to £543.4 billion, primarily reflect changes in interest rates, currency movements, with Sterling strengthening against the US dollar offset in part by weakening against the Euro, and growth in trading volumes.

Assets of disposal groups reduced by £4.9 billion, 22%, to £17.5 billion resulting primarily from the completion of disposals of RBS Sempra’s Oil, Metals and European Gas & Power business, the Eurosales Finance businesses in France and Germany and certain of the Group’s Asian and Latin American businesses.

Deposits by banks declined £19.1 billion, 14%, to £121.8 billion, reflecting reduced inter-bank deposits, down £16.4 billion, 17%, to £80.3 billion and decreased repurchase agreements and stock lending (‘repos’), down £2.7 billion, 6%, to £41.5 billion.

Customer accounts rose £16.4 billion, 3%, to £507.9 billion. Within this, repos increased £16.6 billion, 24%, to £87.3 billion.  Excluding repos, customer deposits were down £0.3 billion, to £420.6 billion, with reductions, in constant currency terms, in Global Banking & Markets, £4.8 billion, Wealth, £1.4 billion and Ulster Bank, £0.2 billion, together with the effect of exchange rate movements of £1.5 billion. This was partially offset by growth in UK Corporate, £2.6 billion, Global Transaction Services, £2.3 billion, UK Retail, £1.4 billion and US Retail & Commercial, £1.1 billion.

Commentary on condensed consolidated balance sheet (continued)

Debt securities in issue were up £17.8 billion, 8%, to £235.1 billion, principally as a result of the Group’s capital raising programme in the third quarter, coupled with movements in Global Banking & Markets.

Liabilities of disposal groups declined £1.5 billion, 8%, to £16.2 billion primarily reflecting the completion of several disposals in the quarter.

Owners' equity reduced by £1.2 billion, 2%, to £75.6 billion. The attributable loss for the period, £1.1 billion, and exchange rate movements, £0.7 billion, were offset in part by an increase in cash flow hedging reserves, £0.4 billion, and reduced losses in available-for-sale reserves £0.2 billion.

Results summary

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,426	1,474	1,374	4,379	4,489
Income from trading activities
- fair value of own debt	(330)	104	(246)	(185)	(114)
- Asset Protection Scheme credit default swap – fair value changes	(825)	500	-	(825)	-
- other	1,432	1,506	1,334	5,163	3,166
Gain on redemption of own debt	-	553	-	553	3,790
Other operating income
- fair value of own debt	(528)	515	(237)	(223)	(298)
- strategic disposals	27	(411)	(155)	(331)	(298)
- other	184	242	315	1,030	1,165

Non-interest income (excluding insurance net premium income)*	1,386	4,483	2,385	9,561	11,900
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Total non-interest income	2,675	5,761	3,686	13,417	15,858

* includes fair value of own debt impact:
(Loss)/income from trading activities	(330)	104	(246)	(185)	(114)
Other operating income	(528)	515	(237)	(223)	(298)

Fair value of own debt	(858)	619	(483)	(408)	(412)

Key points

Q3 2010 compared with Q2 2010
•
Income from trading activities, excluding movements in the fair value of own debt and the Asset Protection Scheme (APS) credit default swap, declined by £74 million, with economic uncertainty and the seasonally quieter summer period leading to weaker capital market conditions, reduced volatility and lower client activity. Non-Core income from trading activities was £227 million, compared with £25 million in the second quarter, reflecting credit market write-backs.

•	The Group’s credit spreads narrowed during the quarter, resulting in a loss of £858 million on the fair value of own debt, compared with a gain of £619 million in the second quarter.

•
The APS is structured as a credit derivative, and movements in the fair value of the contract led to a charge of £825 million in the third quarter compared with a credit of £500 million in the second quarter. This largely reflected tightening credit spreads across the portfolio of covered assets, leading to a fall in the fair value of the protection provided by the contract. The minimum fee on the APS policy throughout its life remains £2.5 billion, with the cumulative fees paid for coverage through to the end of 2010 at £1.4 billion.

•	Other operating income, excluding movements in the fair value of own debt and strategic disposals, totalled £184 million compared with £242 million in the second quarter.

Results summary (continued)

Q3 2010 compared with Q3 2009
•
GBM trading income was 51% lower than in the third quarter of 2009, which saw greater activity and volatility in capital markets. Non-Core trading income of £227 million compared with a loss of £565 million in the prior year period when losses were incurred on banking book hedges and CDPCs.

•	Other operating income, excluding movements in the fair value of own debt and strategic disposals, totalled £184 million compared with £315 million in the third quarter of 2009.

•
The charge of £858 million on the fair value of own debt compares with a charge of £483 million in the third quarter of 2009, resulting from a sharp improvement in the Group’s credit spreads during the quarter.

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,423	2,365	2,363	7,477	7,499
Premises and equipment	611	547	631	1,693	1,909
Other	914	1,022	1,062	2,947	3,265

Administrative expenses	3,948	3,934	4,056	12,177	12,673
Depreciation and amortisation	603	519	534	1,604	1,566
Write-down of goodwill and other intangible assets	-	-	-	-	311

Operating expenses	4,551	4,453	4,590	13,721	14,550

General insurance	1,092	1,348	1,054	3,547	2,919
Bancassurance	50	(25)	91	54	117

Insurance net claims	1,142	1,323	1,145	3,601	3,036

Key points

Q3 2010 compared with Q2 2010
•
Total expenses increased to 2% to £4,551 million. Excluding a £74 million credit in Q2 2010 relating to changes to the US defined benefit pension plan, expenses were flat due to good cost control and the benefits of the Group’s efficiency programmes. Staff costs were similarly well controlled.

•	Insurance claims fell by 14% to £1,142 million, with a reduction during the quarter in prior year-related bodily injury reserving.

Q3 2010 compared with Q3 2009
•	Total expenses were down 1% compared with a year ago due to the benefits of the Group’s efficiency programmes, particularly in relation to property and purchasing.

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Impairment losses	£m	£m	£m	£m	£m

Division
UK Retail	251	300	404	938	1,228
UK Corporate	158	198	187	542	737
Wealth	1	7	1	12	23
Global Transaction Services	3	3	22	6	35
Ulster Bank	286	281	144	785	301
US Retail & Commercial	125	144	180	412	549

Retail & Commercial	824	933	938	2,695	2,873
Global Banking & Markets	(40)	164	272	156	510
RBS Insurance	-	-	2	-	8
Central items	(2)	-	1	(1)	(1)

Core	782	1,097	1,213	2,850	3,390
Non-Core	1,171	1,390	2,066	4,265	7,410

Group impairment losses	1,953	2,487	3,279	7,115	10,800

Asset category
Loan impairment losses	1,908	2,479	3,262	6,989	10,058
Securities impairment losses	45	8	17	126	742

Group impairment losses	1,953	2,487	3,279	7,115	10,800

Loan impairment charge as % of gross loans and advances (excluding reverse repurchase agreements)	1.4%	1.8%	2.2%	1.7%	2.2%

Key points

Q3 2010 compared with Q2 2010
•
Within Core, Retail & Commercial impairments were down 12%, £109 million, compared with the second quarter of 2010 with improvements in both personal and mortgage loans. The exception remains Ulster Bank where impairments remain elevated reflecting a very weak economy and property market. In GBM there was an absence of individual impairments and several minor recoveries.

•	Non-Core impairments of £1,171 million were down £219 million compared with the second quarter.

Q3 2010 compared with Q3 2009
•
Impairments were lower across most divisions compared with the elevated levels experienced in the prior year, reflecting our risk reduction actions and slightly better economic conditions. Impairment losses in Ulster Bank, however, worsened, reflecting the continuing deterioration in credit metrics across the Irish economy.

•	Impairments in the quarter versus a year ago were down 36% in Core and 43% in Non-Core.

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Credit and other market (gains)/losses (1)	£m	£m	£m	£m	£m

Monoline exposures	(191)	139	106	(52)	1,653
CDPCs (2)	15	56	276	103	846
Asset backed products	(160)	(97)	(147)	(202)	390
Other credit exotics	2	(47)	46	(56)	588
Equities	15	6	12	28	34
Banking book hedges	123	(147)	426	12	1,465
Other	54	183	55	377	97

Net credit and other market (gains)/losses	(142)	93	774	210	5,073

Notes:
(1)	Included in ‘Income from trading activities’, all in Non-Core in Q3 2010.
(2)	Credit derivative product companies.

Key points

Q3 2010 compared with Q2 2010
●
Net gains of £142 million compared with losses of £93 million in Q2 2010, primarily reflect general tightening of credit spreads across a range of asset classes in Q3 2010, compared with widening of spreads in the second quarter, together with a rally in asset prices. These factors more than offset losses on banking book hedges.

●
Gains on monoline exposures reflect tightening credit spreads and net reductions in exposures, following restructuring; these were partially offset by foreign currency movements.  In Q2 2010, credit spread movements more than offset reductions in exposures from restructuring.

●	Gains on asset-backed products in both quarters resulted from disposals and asset price improvements.

●	The losses on the banking book hedges in Q3 2010 compared with gains in Q2 2010 reflect tightening credit spreads.

Q3 2010 compared with Q3 2009
●	Gains of £142 million compared with losses of £774 million in Q3 2009 when substantial losses on CDPCs and banking book hedges were incurred due to widening credit spreads.

●	Monoline-related gains in Q3 2010 reflect tighter credit spreads compared with widening credit spreads in Q3 2009.

●	In Q3 2009 widening credit spreads resulted in higher CDPC credit valuation adjustment, but it remained broadly flat in Q3 2010 primarily reflecting exchange movements and tighter credit spreads.

●	Asset-backed product gains in both quarters reflected disposals and price improvements.

●	Lower losses on banking book hedges in Q3 2010 compared with Q3 2009 reflect lower credit spread movement on a smaller book.

Results summary (continued)

Capital resources and ratios	30 September 2010	30 June 2010	31 December 2009

Core Tier 1 capital	£48bn	£50bn	£60bn
Tier 1 capital	£59bn	£61bn	£76bn
Total capital	£65bn	£66bn	£87bn
Risk-weighted assets – gross	£595bn	£600bn	£669bn
Benefit of Asset Protection Scheme	(£117bn)	(£123bn)	(£128bn)
Risk-weighted assets	£478bn	£477bn	£541bn
Core Tier 1 ratio*	10.2%	10.5%	11.0%
Tier 1 ratio	12.4%	12.8%	14.1%
Total capital ratio	13.5%	13.9%	16.1%

* Benefit of APS in Core Tier 1 ratio is 1.2% at 30 September 2010, 1.3% at 30 June 2010 and 1.6% at 31 December 2009.

Key points

•
The attributable loss and reduced risk-weighted asset (RWA) relief on the Asset Protection Scheme led to a decline of 30 basis points to 10.2% in the Core Tier 1 ratio and 40 basis points to 12.4% in the Tier 1 ratio. The Total Capital ratio declined by 40 basis points to 13.5%.

•	Gross RWAs were broadly flat at £595 billion, reflecting successful Non-Core de-leveraging counterbalanced by the roll-off of capital relief trades within GBM.

•	RWAs eligible for the Asset Protection Scheme relief declined by £6 billion to £117 billion, reflecting disposals and repayments as well as changes in risk parameters.

Results summary (continued)

Balance sheet	30 September 2010	30 June 2010	31 December 2009

Total assets	£1,630bn	£1,582bn	£1,696bn
Funded balance sheet	£1,081bn	£1,059bn	£1,255bn
Loans and advances to customers (1)	£528bn	£539bn	£687bn
Customer deposits (2)	£421bn	£421bn	£546bn

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.

Key points

•
The funded balance sheet increased by £22 billion during the third quarter. This reflects growth in the GBM balance sheet of £21 billion compared with the seasonally low position at the end of the second quarter and growth in our liquidity portfolio, partially offset by further deleveraging in Non-Core, which reduced its balance sheet by £20 billion to £154 billion.

•	Loans and advances in Retail & Commercial were down 1% during the quarter at £336 billion, with growth in UK Retail more than offset by small reductions elsewhere as loan demand remained subdued.

•	Retail & Commercial deposits rose by 1% during the third quarter and by 7% year-on-year. GBM deposits fell by £4.7 billion during the quarter, with excess short term balances continuing to decline.

Further discussion of the Group’s funding and liquidity position is included on pages 108 to 113.

Divisional performance

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	398	276	64	814	101
UK Corporate	422	390	379	1,130	785
Wealth	74	81	119	217	331
Global Transaction Services	309	279	253	821	749
Ulster Bank	(176)	(177)	(85)	(490)	(93)
US Retail & Commercial	73	129	(43)	242	(94)

Retail & Commercial	1,100	978	687	2,734	1,779
Global Banking & Markets	589	750	641	2,837	4,993
RBS Insurance	(33)	(203)	11	(286)	228
Central items	76	49	283	462	554

Core	1,732	1,574	1,622	5,747	7,554
Non-Core	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

	726	250	(1,042)	1,858	(4,467)
Reconciling items
Fair value of own debt	(858)	619	(483)	(408)	(412)
RFS Holdings minority interest	(181)	17	(131)	(148)	(186)
Amortisation of purchased intangible assets	(123)	(85)	(73)	(273)	(213)
Integration and restructuring costs	(311)	(254)	(324)	(733)	(1,058)
Write-down of goodwill	-	-	-	-	(311)
Gain on redemption of own debt	-	553	-	553	3,790
Strategic disposals	27	(411)	(155)	(331)	298
Bonus tax	(15)	(15)	-	(84)	-
Asset Protection Scheme credit default swap – fair value changes	(825)	500	-	(825)	-

Group operating (loss)/profit	(1,560)	1,174	(2,208)	(391)	(2,559)

Divisional performance (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Impairment losses by division
UK Retail	251	300	404	938	1,228
UK Corporate	158	198	187	542	737
Wealth	1	7	1	12	23
Global Transaction Services	3	3	22	6	35
Ulster Bank	286	281	144	785	301
US Retail & Commercial	125	144	180	412	549

Retail & Commercial	824	933	938	2,695	2,873
Global Banking & Markets	(40)	164	272	156	510
RBS Insurance	-	-	2	-	8
Central items	(2)	-	1	(1)	(1)

Core	782	1,097	1,213	2,850	3,390
Non-Core	1,171	1,390	2,066	4,265	7,410

Group impairment losses	1,953	2,487	3,279	7,115	10,800

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	4.02	3.88	3.47	3.85	3.54
UK Corporate	2.58	2.50	2.38	2.49	2.14
Wealth	3.44	3.36	4.34	3.39	4.54
Global Transaction Services	6.72	6.47	9.63	6.96	9.03
Ulster Bank	1.90	1.92	1.74	1.86	1.88
US Retail & Commercial	2.92	2.78	2.37	2.79	2.34

Retail & Commercial	3.23	3.11	2.91	3.10	2.84
Global Banking & Markets	1.14	1.01	1.08	1.08	1.52
Non-Core	1.05	1.22	0.55	1.18	0.54

Divisional performance (continued)

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	49.3	49.1	-	51.3	(4%)
UK Corporate	84.7	87.6	(3%)	90.2	(6%)
Wealth	12.1	12.0	1%	11.2	8%
Global Transaction Services	18.6	19.4	(4%)	19.1	(3%)
Ulster Bank	32.6	30.5	7%	29.9	9%
US Retail & Commercial	64.1	65.5	(2%)	59.7	7%

Retail & Commercial	261.4	264.1	(1%)	261.4	-
Global Banking & Markets	143.7	141.3	2%	123.7	16%
Other	19.9	16.9	18%	9.4	112%

Core	425.0	422.3	1%	394.5	8%
Non-Core	166.9	175.0	(5%)	171.3	(3%)

	591.9	597.3	(1%)	565.8	5%
Benefit of Asset Protection Scheme	(116.9)	(123.4)	(5%)	(127.6)	(8%)
	475.0	473.9	-	438.2	8%
RFS Holdings minority interest	3.0	3.1	(3%)	102.8	(97%)

Total	478.0	477.0	-	541.0	12%

Employee numbers in continuing operations (full time equivalents rounded to the nearest hundred)	30 September 2010	30 June 2010	31 December 2009

UK Retail	24,400	24,000	25,500
UK Corporate	13,000	12,600	12,300
Wealth	5,100	5,000	4,600
Global Transaction Services	3,700	3,600	3,500
Ulster Bank	4,500	4,300	4,500
US Retail & Commercial	15,700	15,700	15,500

Retail & Commercial	66,400	65,200	65,900
Global Banking & Markets	19,500	19,200	17,900
RBS Insurance	14,400	14,500	13,900
Group Centre	4,600	4,700	4,200

Core	104,900	103,600	101,900
Non-Core	10,000	11,300	15,100

	114,900	114,900	117,000
Business Services	41,300	41,800	43,100
Integration	300	300	500
RFS Holdings minority interest	-	-	300

Group total	156,500	157,000	160,900

UK Retail

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,056	1,001	848	2,990	2,513

Net fees and commissions	279	280	322	832	1,021
Other non-interest income	97	14	141	182	248

Non-interest income	376	294	463	1,014	1,269

Total income	1,432	1,295	1,311	4,004	3,782

Direct expenses
- staff	(197)	(203)	(206)	(598)	(634)
- other	(134)	(140)	(129)	(406)	(407)
Indirect expenses	(402)	(401)	(417)	(1,194)	(1,295)

	(733)	(744)	(752)	(2,198)	(2,336)

Insurance net claims	(50)	25	(91)	(54)	(117)
Impairment losses	(251)	(300)	(404)	(938)	(1,228)

Operating profit	398	276	64	814	101

Analysis of income by product
Personal advances	248	236	303	718	919
Personal deposits	277	277	319	831	1,070
Mortgages	527	478	319	1,427	799
Bancassurance and insurance net claims	110	33	160	231	307
Cards	243	239	225	711	641
Other	27	32	(15)	86	46

Total income	1,432	1,295	1,311	4,004	3,782

Analysis of impairments by sector
Mortgages	55	44	26	147	89
Personal	150	168	247	551	741
Cards	46	88	131	240	398

Total impairment losses	251	300	404	938	1,228

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.2%	0.1%	0.2%	0.1%
Personal	4.8%	5.3%	6.8%	5.9%	6.8%
Cards	3.0%	5.9%	8.6%	5.2%	8.7%

	0.9%	1.1%	1.6%	1.2%	1.6%

UK Retail (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	23.2%	16.1%	3.8%	15.8%	2.0%
Net interest margin	4.02%	3.88%	3.47%	3.85%	3.54%
Cost:income ratio	51%	57%	57%	55%	62%
Adjusted cost:income ratio (2)	53%	56%	62%	56%	64%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	89.1	86.9	3%		83.2	7%
- personal	12.4	12.8	(3%)		13.6	(9%)
- cards	6.1	6.0	2%		6.2	(2%)
Customer deposits (excluding bancassurance)	91.4	90.0	2%		87.2	5%
Assets under management (excluding deposits)	5.4	5.4	-		5.3	2%
Risk elements in lending	5.0	4.8	4%		4.6	9%
Loan:deposit ratio (excluding repos)	115%	114%	100	bp	115%	-
Risk-weighted assets	49.3	49.1	-		51.3	(4%)

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.

Key points

Q3 2010 compared with Q2 2010
•	UK Retail delivered a strong operating performance in Q3 2010, with income up, costs down and impairments continuing to improve. Operating profit was up 44% from the previous quarter at £398 million.

•
The NatWest and RBS Customer Charters aim to deliver those elements that customers have said are most important to them, and has been well received by both customers and staff. The division is reaping continuing benefits from investment in process improvements and automation resulting in gains in both service quality and cost efficiency.

UK Retail (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)

•	UK Retail continues to achieve growth in secured lending, while building customer deposits.

o
Mortgage balances increased 3% on Q2 2010, with strong retention rates among existing customers and gross new lending up 4% on Q2 2010. Market share of new mortgage lending remained at 12% in the quarter, still well above the Group’s 7% share of stock.  While the Group offers a broad range of products across a variety of Loan-to-value (LTV) bandings, the average LTV of new business decreased from 69% in Q2 2010 to 64% in Q3 2010.

o	Unsecured lending fell 2% in the quarter, in line with current risk appetite and the Group’s continued focus on lower risk secured lending.
o	Deposits grew by £1.4 billion or 2% in Q3 2010 despite a still challenging market place
o	The loan to deposit ratio at 30 September 2010 was 115%, broadly in line with the prior quarter.

•
Net interest income increased by 5%, with net interest margin continuing to recover from the low levels recorded in 2009 to 4.02% in the quarter. Asset margins continued to widen, mainly reflecting the increasing proportion of customers on standard variable rate mortgages. Liability margins, however, fell further compared with Q2 2010, with strong competition in fixed term bonds and bonus savings accounts, compounded by a continuing reduction in yield on current account hedges.

•	Non-interest income increased by 28%, with an improvement across the majority of products despite the still-challenging economic climate.

•
Expenses declined by 1% in the quarter, with continuing benefit of process re-engineering and technology investment. Headcount in Q3 2010 increased 2% partly as a result of extensions to opening hours, in line with the Customer Charters. The adjusted cost:income ratio improved by 300 basis points to 53%.

•	Impairment losses declined by 16% in Q3 2010. Impairments are expected to continue gradually improving, subject to economic conditions remaining stable.

o	Mortgage impairment losses were £55 million on a total book of £89 billion. The quarter-on-quarter increase of £11 million broadly relates to more conservative assumptions on recoveries.
o	The unsecured portfolio charge fell 23% to £196 million, on a book of £19 billion, with lower default volumes and improved collections performance.

•
Risk-weighted assets increased marginally in the quarter with growth in mortgage loans and a retiring credit cards securitisation largely offset by lower unsecured lending balances and improving portfolio credit metrics.

UK Retail (continued)

Key points (continued)

Q3 2010 compared with Q3 2009
•
Operating profit increased by £334 million, with income up 9%, costs down 3% and impairments 38% lower than in Q3 2009.  Return on equity in the first nine months of 2010 was 15.8%, compared with 2.0% in the same period of 2009.

•
Net interest income was 25% higher than Q3 2009, with strong mortgage and deposit balance growth and recovering asset margins across all products, which together more than offset the decline in liability margins.

•	Non-interest income decreased 19% on prior year, principally reflecting the change to the structure of overdraft charges, which took effect from Q4 2009.

•
Deposit balances were up 7% on Q3 2009.  Savings balances grew by 9%, outperforming the market total deposit growth of 2.4%, which remains intensely competitive. Personal current account balances were up 2% in the same period.

•	Mortgage balances at 30 September 2010 were up 11%. UK Retail considers mortgages to be a core customer product requirement and continues to support lending for both new and existing customers.

•	Costs were 3% lower than in Q3 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The adjusted cost:income ratio improved from 62% to 53%.

•	Impairment losses dropped by 38% on Q3 2009 primarily reflecting lower arrears volumes on the unsecured portfolio.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	662	647	607	1,919	1,666

Net fees and commissions	244	233	223	701	636
Other non-interest income	80	107	106	292	332

Non-interest income	324	340	329	993	968

Total income	986	987	936	2,912	2,634

Direct expenses
- staff	(186)	(189)	(174)	(580)	(541)
- other	(81)	(82)	(71)	(266)	(191)
Indirect expenses	(139)	(128)	(125)	(394)	(380)

	(406)	(399)	(370)	(1,240)	(1,112)

Impairment losses	(158)	(198)	(187)	(542)	(737)

Operating profit	422	390	379	1,130	785

Analysis of income by business
Corporate and commercial lending	651	660	546	1,941	1,542
Asset and invoice finance	163	154	129	451	361
Corporate deposits	183	185	241	544	795
Other	(11)	(12)	20	(24)	(64)

Total income	986	987	936	2,912	2,634

Analysis of impairments by sector
Banks and financial institutions	15	(9)	4	8	9
Hotels and restaurants	6	12	7	34	58
Housebuilding and construction	62	8	58	84	119
Manufacturing	2	2	2	10	23
Other	19	83	31	139	138
Private sector education, health, social work, recreational and community services	1	-	(4)	9	36
Property	34	61	69	161	229
Wholesale and retail trade, repairs	14	28	16	60	53
Asset and invoice finance	5	13	4	37	72

Total impairment losses	158	198	187	542	737

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	1.0%	(0.6%)	0.3%	0.2%	0.2%
Hotels and restaurants	0.3%	0.7%	0.4%	0.7%	1.1%
Housebuilding and construction	5.5%	0.7%	5.0%	2.5%	3.4%
Manufacturing	0.2%	0.1%	0.1%	0.3%	0.5%
Other	0.2%	1.0%	0.4%	0.6%	0.6%
Private sector education, health, social work, recreational and community services	-	-	(0.2%)	0.1%	0.7%
Property	0.5%	0.8%	0.8%	0.7%	0.9%
Wholesale and retail trade, repairs	0.5%	1.1%	0.6%	0.8%	0.7%
Asset and invoice finance	0.2%	0.6%	0.2%	0.5%	1.1%

	0.6%	0.7%	0.7%	0.6%	0.9%

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	16.0%	14.3%	13.5%	14.3%	9.3%
Net interest margin	2.58%	2.50%	2.38%	2.49%	2.14%
Cost:income ratio	41%	40%	40%	43%	42%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Total third party assets	116.6	118.4	(2%)		114.9	1%
Loans and advances to customers (gross)
- banks and financial institutions	6.0	6.5	(8%)		6.3	(5%)
- hotels and restaurants	6.9	7.0	(1%)		6.7	3%
- housebuilding and construction	4.5	4.6	(2%)		4.3	5%
- manufacturing	5.3	5.5	(4%)		5.9	(10%)
- other	31.9	32.6	(2%)		29.9	7%
- private sector education, health, social work, recreational and community services	9.0	9.1	(1%)		6.5	38%
- property	30.0	30.3	(1%)		33.0	(9%)
- wholesale and retail trade, repairs	10.2	10.4	(2%)		10.2	-
- asset and invoice finance	9.7	9.2	5%		8.8	10%
Customer deposits	98.1	95.4	3%		87.8	12%
Risk elements in lending	3.3	2.9	14%		2.3	43%
Loan:deposit ratio (excluding repos)	114%	119%	(500	bp)	126%	(1,200	bp)
Risk-weighted assets	84.7	87.6	(3%)		90.2	(6%)

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit increased by 8% to £422 million, driven by improved credit performance.

•
Net interest income rose by 2%. Deposit balances grew by £2.7 billion with new product launches and other deposit-gathering initiatives continuing to deliver in an intensely competitive market. Loans and advances to customers were marginally down from the previous quarter, with above-target levels of gross new lending offset by customer deleveraging. Net interest margin increased by 8 basis points, driven by a recovery in asset margins from the depressed levels recorded in 2008 and 2009, whilst deposit margins remain under pressure.

•	Non-interest income declined 5%, with reduced sales of financial market products.

•	Total costs rose 2%, driven by investment in strategic initiatives.

•	Impairments were £40 million lower; reflecting an improved flow into collectively assessed balances.

•	Risk-weighted assets decreased by 3% reflecting lower nominal assets and improved risk metrics.

Q3 2010 compared with Q3 2009
•	Operating profit was up £43 million or 11%, reflecting good income growth and lower impairments partially offset by higher costs.

•
Net interest income increased by 9%, reflecting good growth in deposit volumes, together with a recovery in asset margins. Deposit balances grew by £11.4 billion compared with 30 September 2009 and the loan:deposit ratio improved to 114%, compared with 130% a year earlier.  Net interest margin improved by 20 basis points, reflecting the progressive repricing of the loan portfolio and a better funding cost environment than in Q3 2009.

•	Non-interest income was 2% (£5 million) lower, the result of reduced sales of financial market products and services.

•	Total expenses increased by 10%, driven primarily by investment in strategic initiatives.

•	Impairments were £29 million lower compared with Q3 2009, which included a charge for potential losses in the portfolio not yet specifically identified and lower specific provisions.

•	Whilst loans and advances stayed broadly in line, risk-weighted assets decreased by £6.3 billion, or 7% primarily reflecting improvements in risk metrics.

Wealth

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	156	150	168	449	502

Net fees and commissions	90	97	92	282	272
Other non-interest income	18	19	19	54	61

Non-interest income	108	116	111	336	333

Total income	264	266	279	785	835

Direct expenses
- staff	(95)	(92)	(82)	(286)	(250)
- other	(39)	(39)	(41)	(113)	(119)
Indirect expenses	(55)	(47)	(36)	(157)	(112)

	(189)	(178)	(159)	(556)	(481)

Impairment losses	(1)	(7)	(1)	(12)	(23)

Operating profit	74	81	119	217	331

Analysis of income
Private banking	217	216	232	637	693
Investments	47	50	47	148	142

Total income	264	266	279	785	835

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	3.44%	3.36%	4.34%	3.39%	4.54%
Cost:income ratio	72%	67%	57%	71%	58%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.5	6.9	9%		6.5	15%
- personal	6.5	6.4	2%		4.9	33%
- other	1.5	1.6	(6%)		2.3	(35%)
Customer deposits	34.8	36.2	(4%)		35.7	(3%)
Assets under management (excluding deposits)	31.1	30.2	3%		30.7	1%
Risk elements in lending	0.2	0.2	-		0.2	-
Loan:deposit ratio (excluding repos)	44%	41%	300	bp	38%	600	bp
Risk-weighted assets	12.1	12.0	1%		11.2	8%

Wealth (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit fell 9% to £74 million in the third quarter, with weaker investment fee income and higher business investment costs only partially mitigated by a fall in impairment losses.

•
Total income fell 1% in the quarter. Lower average assets under management and reduced levels of trading fees led to a 7% fall in non-interest income. This was offset by a 4% increase in net interest income.

•
Loans and advances continued to grow strongly, increasing 4% in the quarter, primarily driven by mortgage lending which rose by £0.6 billion. Credit metrics remain satisfactory and were comparable with previous quarters.

•	Net interest margin improved 8 basis points reflecting strong lending performance. However the competitive nature of pricing within the deposit market continues, leading to a 4% reduction in balances.

•
Assets under management grew 3% in positive market conditions, reversing the falls seen in Q2 2010. The international businesses continue to feel the impact of client losses following the departures of a number of senior private bankers earlier in the year.

•
Total expenses increased 6% primarily driven by investment in strategic initiatives, combined with continued front office staff investment and temporary resource to support the implementation of the new banking platform.

Q3 2010 compared with Q3 2009
•	Operating profit fell 38% with lower income and an increase in expenses.

•	Income declined by 5% primarily due to lower net interest income which fell £12 million, 7%.

•	Lending continued to be made available to meet client demand, with balances increasing 16% over Q3 2009. Mortgage balances in particular saw strong growth, increasing 23%.

•
Client deposits decreased 4% through the impact of client losses in the International businesses. Pricing competition to retain and attract balances put pressure on net interest margin which narrowed by 90 basis points.

•	Assets under management fell 2% (5% at constant exchange rates) due to client attrition in the International businesses.

•	Total expenses rose 19%, in part reflecting additional headcount in expanding the UK and International franchises.

Global Transaction Services

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	257	237	234	711	679
Non-interest income	411	411	388	1,212	1,171

Total income	668	648	622	1,923	1,850

Direct expenses
- staff	(100)	(102)	(87)	(306)	(269)
- other	(38)	(37)	(37)	(108)	(110)
Indirect expenses	(218)	(227)	(223)	(682)	(687)

	(356)	(366)	(347)	(1,096)	(1,066)

Impairment losses	(3)	(3)	(22)	(6)	(35)

Operating profit	309	279	253	821	749

Analysis of income by product
Domestic cash management	216	201	202	611	608
International cash management	200	193	183	578	531
Trade finance	81	76	71	228	223
Merchant acquiring	123	133	127	371	377
Commercial cards	48	45	39	135	111

Total income	668	648	622	1,923	1,850
Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	6.72%	6.47%	9.63%	6.96%	9.03%
Cost:income ratio	53%	56%	56%	57%	58%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	24.2	25.7	(6%)	18.4	32%
Loans and advances	14.4	15.6	(8%)	12.7	13%
Customer deposits	65.4	62.7	4%	61.8	6%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	22%	25%	(300bps)	21%	100bps
Risk-weighted assets	18.6	19.4	(4%)	19.1	(3%)

Global Transaction Services (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit increased 11%, driven by increased deposit volumes and lower expenses.

•
Income increased 3%, or 4% at constant foreign exchange rates, reflecting increased earnings on the division’s deposit surplus and improving commercial card transaction volumes, partially offset by seasonality impacts in Merchant Acquiring.

•	Expenses fell by 3%, or 1% on a constant foreign exchange basis, mainly reflecting lower operations costs in indirect expenses.

•
Customer deposits increased by 4% to £65.4 billion, driven by growth in both non-interest-bearing balances in the Domestic business and interest-bearing balances in the International cash management business. The loan to deposit ratio improved by 300 basis points to 22% from 25% in the previous quarter.

•
The sale of the Global Merchant Services business is on track for completion during the fourth quarter. In Q3 2010, Global Merchant Services reported income of £128 million and expenses of £76 million, generating an operating profit of £52 million.

Q3 2010 compared with Q3 2009
•	Operating profit increased 22%, or 18% at constant foreign exchange rates, with income up 7% and expenses up 3%.

•	Income rose to £668 million, reflecting higher domestic and international average deposit balances, increased foreign exchange transaction fees and improving commercial card transaction volumes.

•	Expenses rose 3%, largely reflecting continued investment in front office and support infrastructure.

•	Third party assets increased by £3 billion as yen clearing activities were brought in-house.

•
Customer deposit balances increased by 12% with growth in the international and UK domestic cash management businesses. Net interest margin declined by 291 basis points largely driven by the impact of new yen clearing activities and associated low interest cash balances, as well as deposit and trade finance margin compression. The loan to deposit ratio improved by 300 basis points and the funding surplus increased by £6.9 billion.

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	192	194	176	574	586

Net fees and commissions	38	43	45	116	130
Other non-interest income	14	10	10	42	33

Non-interest income	52	53	55	158	163

Total income	244	247	231	732	749

Direct expenses
- staff	(54)	(60)	(79)	(180)	(249)
- other	(18)	(20)	(22)	(57)	(73)
Indirect expenses	(62)	(63)	(71)	(200)	(219)

	(134)	(143)	(172)	(437)	(541)

Impairment losses	(286)	(281)	(144)	(785)	(301)

Operating loss	(176)	(177)	(85)	(490)	(93)

Analysis of income by business
Corporate	120	134	134	399	434
Retail	124	105	104	341	298
Other	-	8	(7)	(8)	17

Total income	244	247	231	732	749

Analysis of impairments by sector
Mortgages	69	33	30	135	54
Corporate
- property	107	117	(2)	306	73
- other corporate	100	118	89	309	120
Other lending	10	13	27	35	54

Total impairment losses	286	281	144	785	301

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.3%	0.9%	0.7%	0.8%	0.4%
Corporate
- property	8.1%	4.9%	(0.1%)	7.7%	1.0%
- other corporate	4.3%	4.8%	3.0%	4.4%	1.3%
Other lending	2.4%	2.7%	5.4%	2.7%	3.6%

	3.0%	3.1%	1.4%	2.8%	1.0%

Ulster Bank (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	(20.9%)	(21.7%)	(11.3%)	(19.4%)	(4.1%)
Net interest margin	1.90%	1.92%	1.74%	1.86%	1.88%
Cost:income ratio	55%	58%	74%	60%	72%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.4	14.9	44%		16.2	32%
- corporate
- property	5.3	9.5	(44%)		10.1	(48%)
- other corporate	9.4	9.9	(5%)		11.0	(15%)
- other lending	1.7	1.9	(11%)		2.4	(29%)
Customer deposits	23.4	22.7	3%		21.9	7%
Risk elements in lending
- mortgages	1.4	0.7	100%		0.6	133%
- corporate
- property	0.6	1.3	(54%)		0.7	(14%)
- other corporate	1.0	1.3	(23%)		0.8	25%
- other lending	0.2	0.2	-		0.2	-
Loan:deposit ratio (excluding repos)	156%	154%	200	bp	177%	(2,100	bp)
Risk-weighted assets	32.6	30.5	7%		29.9	9%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q3 2010 compared with Q2 2010
•
Operating loss for the quarter of £176 million was in line with the previous quarter. Operating profit before impairment losses increased by 4% in constant currency terms reflecting improved performance in the quarter on both income and expenses.

•
As part of its strategic plan update, the bank has taken the decision to cease early stage development property lending. Accordingly on 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division. In addition, reflecting its continued commitment to the retail mortgage sector, a portfolio of retail mortgage assets to be managed as part of the core business was transferred back.

•	Net interest income rose 2% in the quarter on a constant currency basis, with higher asset and liability balances but reduced net interest margin, reflecting an increased level of liquid assets held.

•
Total expenses decreased by 1% on a constant currency basis, driven by the continuing impact on direct costs (down 5% at constant exchange rates) of savings initiated through its restructuring programme and ongoing operational efficiencies.

Ulster Bank (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)

•	Customer deposit balances remained broadly flat in constant currency terms during the period.

•
Impairment losses remain severe, reflecting the continuing deterioration in credit metrics across the Irish economy. Asset default levels and loss rates in both the retail and corporate portfolios continue to remain elevated which is expected to continue into Q4 before beginning to stabilise.

•
In September, Ulster Bank launched its Helpful Banking programme which outlines a set of commitments to personal and business customers and clearly articulates how the bank intends to deliver on what matters most to them. Private Banking in the Republic of Ireland was also launched in September, delivering an island-wide proposition to meet the day-to-day banking needs of high net worth customers.

Q3 2010 compared with Q3 2009
•	Operating loss increased significantly compared with Q3 2009 as a result of higher impairment losses, partially mitigated by strong management action to improve income generation and to reduce costs.

•	Net interest income increased by 15% in constant currency terms, with improved asset pricing more than offsetting a decrease in liability margins.

•	Loans to customers decreased by 3% over the period on a constant currency basis, while deposit balances increased by 16%, reflecting the business’s focus on growing the customer deposit base.

•	Non-interest income declined by 4% in constant currency terms, largely reflecting changes to the structure of overdraft charges which took effect from Q4 2009.

•
The focus on the management of the cost base across the business coupled with the impact of the Group-wide restructuring programme has resulted in a reduction in total expenses of 18% from the prior year on a constant currency basis.

•	Impairment losses increased sharply reflecting the deterioration in the economic environment in the Republic of Ireland.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	480	502	410	1,450	1,352

Net fees and commissions	180	203	159	560	566
Other non-interest income	91	72	65	238	162

Non-interest income	271	275	224	798	728

Total income	751	777	634	2,248	2,080

Direct expenses
- staff	(214)	(151)	(174)	(580)	(576)
- other	(148)	(163)	(132)	(445)	(463)
Indirect expenses	(191)	(190)	(191)	(569)	(586)

	(553)	(504)	(497)	(1,594)	(1,625)

Impairment losses	(125)	(144)	(180)	(412)	(549)

Operating profit/(loss)	73	129	(43)	242	(94)

Average exchange rate – US$/£	1.551	1.492	1.640	1.534	1.543

Analysis of income by product
Mortgages and home equity	142	124	112	381	384
Personal lending and cards	127	122	116	363	336
Retail deposits	223	248	200	697	633
Commercial lending	145	152	127	439	408
Commercial deposits	78	86	97	245	290
Other	36	45	(18)	123	29

Total income	751	777	634	2,248	2,080

Analysis of impairments by sector
Residential mortgages	14	22	29	55	64
Home equity	56	38	82	100	154
Corporate and commercial	23	76	65	148	234
Other consumer	28	7	4	91	97
Securities impairment losses	4	1	-	18	-

Total impairment losses	125	144	180	412	549

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	1.3%	1.7%	1.2%	1.2%
Home equity	1.5%	0.9%	2.1%	0.9%	1.3%
Corporate and commercial	0.5%	1.5%	1.3%	1.0%	1.5%
Other consumer	1.6%	0.3%	0.2%	1.8%	1.6%

	1.0%	1.1%	1.4%	1.1%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Performance ratios
Return on equity (1)	3.7%	6.4%	(2.2%)	4.1%	(1.6%)
Net interest margin	2.92%	2.78%	2.37%	2.79%	2.34%
Cost:income ratio	74%	65%	78%	71%	78%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Total third party assets	72.4	78.2	(7%)		75.4	(4%)
Loans and advances to customers (gross)
- residential mortgages	6.2	6.6	(6%)		6.5	(5%)
- home equity	15.3	16.3	(6%)		15.4	(1%)
- corporate and commercial	19.8	20.7	(4%)		19.5	2%
- other consumer	6.8	8.0	(15%)		7.5	(9%)
Customer deposits (excluding repos)	60.5	62.3	(3%)		60.1	1%
Risk elements in lending
- retail	0.4	0.4	-		0.4	-
- commercial	0.4	0.5	(20%)		0.2	100%
Loan:deposit ratio (excluding repos)	78%	81%	(300	bp)	80%	(200	bp)
Risk-weighted assets	64.1	65.5	(2%)		59.7	7%

Spot exchange rate – US$/£	1.570	1.498			1.622

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

•	Sterling strengthened relative to the US dollar during the third quarter, with the average exchange rate increasing by 4% compared with Q2 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 43 and 44.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	745	748	680	2,223	2,087

Net fees and commissions	280	303	266	859	874
Other non-interest income	139	110	104	365	248

Non-interest income	419	413	370	1,224	1,122

Total income	1,164	1,161	1,050	3,447	3,209

Direct expenses
- staff	(332)	(223)	(289)	(890)	(889)
- other	(230)	(246)	(219)	(683)	(714)
Indirect expenses	(296)	(283)	(313)	(872)	(902)

	(858)	(752)	(821)	(2,445)	(2,505)

Impairment losses	(193)	(214)	(296)	(631)	(847)

Operating profit/(loss)	113	195	(67)	371	(143)

Analysis of income by product
Mortgages and home equity	220	185	186	585	593
Personal lending and cards	196	182	190	556	518
Retail deposits	345	372	329	1,068	976
Commercial lending	225	226	210	673	629
Commercial deposits	122	128	160	376	448
Other	56	68	(25)	189	45

Total income	1,164	1,161	1,050	3,447	3,209

Analysis of impairments by sector
Residential mortgages	22	33	47	85	99
Home equity	88	56	131	154	238
Corporate and commercial	35	113	107	225	360
Other consumer	42	10	11	139	150
Securities impairment losses	6	2	-	28	-

Total impairment losses	193	214	296	631	847

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	1.3%	1.7%	1.2%	1.2%
Home equity	1.5%	0.9%	2.0%	0.9%	1.2%
Corporate and commercial	0.5%	1.5%	1.3%	1.0%	1.5%
Other consumer	1.6%	0.3%	0.3%	1.7%	1.6%

	1.0%	1.1%	1.5%	1.1%	1.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Performance ratios
Return on equity (1)	3.6%	6.5%	(2.2%)	4.0%	(1.5%)
Net interest margin	2.92%	2.78%	2.37%	2.79%	2.34%
Cost:income ratio	74%	65%	78%	71%	78%

	30 September 2010	30 June 2010			31 December 2009
	$bn	$bn	Change		$bn	Change

Capital and balance sheet
Total third party assets	113.7	117.2	(3%)		122.3	(7%)
Loans and advances to customers (gross)
- residential mortgages	9.7	9.9	(2%)		10.6	(8%)
- home equity	24.0	24.4	(2%)		25.0	(4%)
- corporate and commercial	31.1	30.9	1%		31.6	(2%)
- other consumer	10.7	12.0	(11%)		12.1	(12%)
Customer deposits (excluding repos)	95.1	93.3	2%		97.4	(2%)
Risk elements in lending
- retail	0.7	0.6	17%		0.6	17%
- commercial	0.6	0.7	(14%)		0.4	50%
Loan:deposit ratio (excluding repos)	78%	81%	(300	bp)	80%	(200	bp)
Risk-weighted assets	100.7	98.1	3%		96.9	4%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q3 2010 compared with Q2 2010
•
US Retail & Commercial delivered a profit for the third consecutive quarter, posting an operating profit of £73 million ($113 million). Excluding a £74 million ($113 million) credit related to changes to the defined benefit pension plan in Q2 2010, operating profit was up 38% from the previous quarter. Economic conditions in core regions remain subdued, with lingering high unemployment, a soft housing market and reduced consumer activity.

•
Net interest income was in line with the previous quarter. Loans and advances declined 2% principally due to the sale of a student loan portfolio (£0.7 billion, ($1.1 billion)) and reduced housing related loans. Customer deposits, however, increased 2% overall, with demand deposit account balances up 9%.

•
Net interest margin increased by 14 basis points to 2.92%, with a continued trend of balance migration from lower margin term and time accounts to higher margin checking accounts, as well as a positive impact from a balance sheet restructuring carried out during the quarter.

•	The loan to deposit ratio continued to trend lower, dropping by 300 basis points to 78% during the quarter.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
•
Non-interest income was up 1% reflecting strong mortgage income (up £23 million ($35 million) on the second quarter), offset by lower deposit fees as a result of Regulation E legislative changes introduced in the quarter. The current annual impact of Regulation E is estimated at between £80-100 million ($125-150 million). Mitigating action to implement changes to account and transaction fee schedules is currently under review. In addition, gains of £213 million ($330 million) were recognised on the sale of available-for-sale securities as part of a balance sheet restructuring exercise which were largely offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

•
Regulation E prohibits financial institutions from charging consumers fees for paying automated teller machine (ATM) and one-off debit card transactions which would result in overdraft, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•	Total expenses were 1% lower, excluding the pension credit booked in Q2 2010.

•
Impairment losses fell 10%, reflecting a gradual improvement in the underlying credit environment. Loan impairments decreased as a proportion of loans and advances, falling 10 basis points from the second quarter and continuing a downward trend from their peak in Q3 2009.

•	Following significant loan reserve building in 2009, provisions for loan losses held steady at £0.8 billion ($1.2 billion), reflecting a cautious near-term view of the credit environment.

Q3 2010 compared with Q3 2009
•	Operating profit increased to £73 million ($113 million) from an operating loss of £43 million ($67 million).

•
Net interest income rose 10%, with net interest margin increasing by 55 basis points to 2.92%, offsetting a reduction in loan and deposit balances. The margin improvement was primarily due to changes in deposit mix and new deposit pricing strategies, as well as a positive impact from a balance sheet restructuring carried out during the quarter.

•
Customer deposits were down 4%, reflecting the impact of a changed pricing strategy on low margin term and time products, but strong growth was achieved in checking balances. Over 52,500 consumer checking accounts were added over the year, and more than 12,500 small business checking accounts were added. Consumer checking balances grew by 8% and small business balances by 11%.

•	Non-interest income was up 13%, driven by higher mortgage and debit card income and higher gains on the sale of securities.

•	Total expenses rose 5% reflecting impairment of mortgage servicing rights (£15 million ($23 million)), changes in the phasing of staff compensation and higher medical costs.

Global Banking & Markets

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	317	329	486	1,027	2,008
Funding costs of rental assets	(8)	(9)	(12)	(26)	(39)
Net interest income	309	320	474	1,001	1,969

Net fees and commissions receivable	354	262	299	902	897
Income from trading activities	619	1,517	1,276	4,147	6,418
Other operating income	272	(152)	(16)	275	(189)

Non-interest income	1,245	1,627	1,591	5,324	7,126

Total income	1,554	1,947	2,065	6,325	9,095

Direct expenses
- staff	(621)	(631)	(716)	(2,139)	(2,268)
- other	(166)	(200)	(184)	(550)	(587)
Indirect expenses	(218)	(202)	(252)	(643)	(737)

	(1,005)	(1,033)	(1,152)	(3,332)	(3,592)

Impairment losses	40	(164)	(272)	(156)	(510)

Operating profit	589	750	641	2,837	4,993

Analysis of income by product
Rates – money markets	38	4	287	130	1,606
Rates – flow	402	471	694	1,572	2,527
Currencies & commodities	218	179	147	692	1,102
Equities	198	238	282	750	1,017
Credit and mortgage markets	349	474	475	1,782	2,023
Portfolio management and origination	349	581	180	1,399	820

Total income	1,554	1,947	2,065	6,325	9,095

Analysis of impairments by sector
Manufacturing and infrastructure	(34)	(12)	33	(53)	72
Property and construction	-	56	-	64	50
Banks and financial institutions	(3)	110	237	123	280
Other	(3)	10	2	22	108

Total impairment losses	(40)	164	272	156	510

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.2%)	0.7%	0.6%	0.2%	0.5%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	11.3%	13.8%	14.2%	18.0%	36.9%
Net interest margin	1.14%	1.01%	1.08%	1.08%	1.52%
Cost:income ratio	65%	53%	56%	53%	39%
Compensation ratio (2)	40%	32%	35%	34%	25%

	30 September 2010	30 June 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers	87.9	88.8	(1%)		90.9	(3%)
Loans and advances to banks	44.8	40.1	12%		36.9	21%
Reverse repos	92.3	85.6	8%		73.3	26%
Securities	118.8	109.8	8%		106.0	12%
Cash and eligible bills	42.0	41.2	2%		74.0	(43%)
Other	34.9	34.5	1%		31.1	12%

Total third party assets (excluding derivatives mark-to-market)	420.7	400.0	5%		412.2	2%
Net derivative assets (after netting)	41.1	52.1	(21%)		68.0	(40%)
Customer deposits (excluding repos)	40.9	45.6	(10%)		46.9	(13%)
Risk elements in lending	1.6	1.8	(11%)		1.8	(11%)
Loan:deposit ratio (excluding repos)	215%	195%	2,000	bp	194%	2,100	bp
Risk-weighted assets	143.7	141.3	2%		123.7	16%

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Compensation ratio is based on staff costs as a percentage of total income, excluding the fair value of own debt.

Key points

Q3 2010 compared with Q2 2010
•	Operating profit fell 21% to £589 million, with reduced revenue partially offset by a net recovery on impairments and a small reduction in costs.

•
Revenue fell 20%. Adjusting for the impact of the tightening in the Group’s credit spreads on derivative liabilities the decline was 13%. Trading volumes were weak as investors remained risk averse amidst uncertainty in the global economy. Volatility also subsided as concerns about European sovereign debt default decreased during the quarter. In spite of this environment, GBM continued to focus on serving its customers, remaining a top three bookrunner for IG Corporates in EMEA DCM.

Global Banking & Markets (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)

•
Rates flow and Credit and mortgage markets products suffered from subdued client flow, but Currencies revenues recovered somewhat. Portfolio revenue fell back after a spike in market derivative values in Q2 2010.

•
Total costs fell by 3% compared with Q2 2010.  The cost:income ratio for the nine months to September 2010 was 53%, below the 55% strategic plan target. The year-to-date compensation ratio of 34%, excluding fair value of own debt, remains within the expected range of 32-35%.

•	Impairments for the quarter were negligible, with no significant single name defaults, low levels of underlying impairment and several modest recoveries, resulting in a credit of £40 million.

•
Third party assets increased by £21 billion during Q3 2010, to £421 billion, within the normal range of £400 billion to £450 billion,  reflecting increased customer demand for securities and a pick up in repo trading activity towards the end of the period.

•	Risk-weighted assets increased by 2% over the period reflecting effective management of underlying risk which mitigated the impact of changes in the regulatory treatment of some assets.

•
Adjusting for the fair value of own debt, return on equity for the quarter was 11.3% and 18.0% for the nine months to September 2010, ahead of the strategic plan target of 15% despite tough market conditions during Q2 and Q3 2010.

Q3 2010 compared with Q3 2009
•	Operating profit declined by 8%, reflecting lower revenue that was partially offset by lower costs and impairments.

•
Excluding the movement in fair value of own debt, revenue fell 25%. Rates, money markets and flow revenue fell, reflecting reduced volatility and client activity. However, revenue from currencies improved, driven by a significantly better performance in emerging markets.

•
Credit and mortgage market revenue declined as mortgage trading income fell from the buoyant trading conditions experienced in Q3 2009. Reduced revenue in Equities reflected lower ECM volumes in the EMEA region. Portfolio management revenue improved as a result of lower costs of balance sheet management and lower losses on market derivative values.

•	Third party assets over the period declined by £38 billion, an 8% year-on-year reduction. This was a result of active balance sheet management.

RBS Insurance

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,111	1,118	1,145	3,359	3,370
Reinsurers' share	(36)	(38)	(43)	(108)	(128)

Net premium income	1,075	1,080	1,102	3,251	3,242
Fees and commissions	(96)	(91)	(95)	(276)	(282)
Other income	112	116	112	320	324

Total income	1,091	1,105	1,119	3,295	3,284

Direct expenses
- staff	(68)	(66)	(67)	(197)	(206)
- other	(41)	(48)	(47)	(136)	(168)
Indirect expenses	(66)	(62)	(64)	(193)	(195)

	(175)	(176)	(178)	(526)	(569)

Net claims	(949)	(1,132)	(928)	(3,055)	(2,479)

Impairment losses	-	-	(2)	-	(8)

Operating (loss)/profit	(33)	(203)	11	(286)	228

Analysis of income by product
Personal lines motor excluding broker
- Own brands	481	472	482	1,430	1,385
- Partnerships	73	71	82	220	245
Personal lines home excluding broker
- Own brands	123	121	115	365	336
- Partnerships	97	97	98	298	293
Personal lines other excluding broker
- Own brands	48	47	49	147	143
- Partnerships	45	53	54	154	170
Other
- Commercial and international	165	158	152	487	473
- Other (including personal lines broker)	59	86	87	194	239

Total income	1,091	1,105	1,119	3,295	3,284

RBS Insurance (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

In-force policies (thousands)
Personal lines motor excluding broker
- Own brands	4,276	4,424	4,798	4,276	4,798
- Partnerships	698	755	874	698	874
Personal lines home excluding broker
- Own brands	1,765	1,772	1,671	1,765	1,671
- Partnerships	1,859	1,875	1,947	1,859	1,947
Personal lines other excluding broker
- Own brands	2,069	2,194	2,250	2,069	2,250
- Partnerships	7,201	7,186	7,518	7,201	7,518
Other
- Commercial and international	1,373	1,322	1,213	1,373	1,213
- Other (including personal lines broker)	911	1,046	1,053	911	1,053

Total in-force policies (1)	20,152	20,574	21,324	20,152	21,324

Gross written premium (£m)	1,128	1,092	1,186	3,310	3,456

Performance ratios
Return on equity (2)	(3.5%)	(21.8%)	1.2%	(10.2%)	8.5%
Cost:income ratio (3)	16%	16%	16%	16%	17%
Loss ratio (4)	88.6%	106.3%	84.0%	94.7%	75.9%
Combined operating ratio (5)	110.2%	128.7%	104.7%	116.9%	98.4%

Balance sheet
General insurance reserves – total (£m)	7,552	7,326	6,839	7,552	6,839

Notes:
(1)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan & card repayment payment protection.

(2)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on regulatory capital).
(3)	Cost:income ratio is based on total income, including investment income and total expenses.
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Combined operating ratio is the expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points

Q3 2010 compared with Q2 2010
●
Performance improved on Q2 2010 due to lower additions to bodily injury reserves in the quarter. Tighter underwriting criteria are now in effect and pricing and claims management initiatives for bodily injury have started to deliver; further improvements still need to be fully embedded  to restore the business to sustainable profitability.

●
RBS Insurance recently announced plans to rationalise its operational sites. This together with further actions to drive down expenses will deliver a more robust and cost-competitive platform for the business.

●
As planned, total in-force policies have declined. A reduction in motor policies following significant re-pricing as well as the Group’s exit from less profitable partnership and broker business, has been partly offset by growth in Commercial and International policies.

RBS Insurance (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)

●	Total income declined slightly to £1,091 million. Although motor pricing has increased, premium income has fallen as a result of exiting the higher risk, higher premium motor business.

●
Net claims were 16% lower than Q2 2010, during which additional reserves totalling £320 million were established in respect of bodily injury. For Q3 2010 an additional £100 million has been added to bodily injury claims reserves, largely relating to periodic payment orders following an industry-wide review during the quarter.  In response to this claims experience, motor pricing has been further increased from the second quarter and significant progress continues to be made in removing higher risk business from the overall motor book by targeted rating actions.

●
Expenses were flat in the quarter, with higher staff expenses offset by lower marketing costs and levies.  In advance of the main phase of planned role reductions, additional headcount has been required to deliver the business transformation programme.

Q3 2010 compared with Q3 2009
•
Total in-force policies declined by 5%, reflecting the change in mix of the policy book, with motor own-brand policies down 11% but own-brand home policies up 6%. The partnership and broker segment declined by 11%, in line with business strategy.

•	Total income declined by 3% as a result of a reduction in in-force policies, including the removal of higher risk, higher premium motor business, partially offset by increased pricing.

●	Our market leading home business has continued to make solid progress with an increase in year to date total income of 5%.

•	Net claims were 2% higher, principally driven by the deterioration in the observed severity of bodily injury claims.

•	Expenses were down 2%, driven by lower levies and marketing costs.

•
The combined operating ratio, including indirect costs, was 110.2% compared with 104.7% in Q3 2009, owing to the impact of increased reserving for bodily injury claims partially mitigated by expense ratio improvement. Excluding increased bodily injury reserving relating to prior years, the combined operating ratio was 100.2%.

Central items

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Central items not allocated	76	49	283	462	554

Operating (loss)/profit	76	49	283	462	554

Key points
•
Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q3 2010 compared with Q2 2010
•
Central items not allocated, which are primarily volatile Group Treasury items, amounted to a net credit of £76 million, an increase of £27 million on Q2 2010. In Q3 2010 RBS N.V. realised a gain of £216 million on the sale of AFS securities. This was largely offset by negative movements relating to IFRS volatility.

Q3 2010 compared with Q3 2009
•	Central items not allocated during the quarter declined by £207 million relative to Q3 2009. This movement is attributable to unallocated volatile Group Treasury items.

Non-Core

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	433	550	282	1,551	929
Funding costs of rental assets	(79)	(78)	(56)	(226)	(192)

Net interest income	354	472	226	1,325	737

Net fees and commissions	40	150	121	285	350
Income from trading activities	227	25	(565)	130	(4,322)
Insurance net premium income	180	173	173	521	613
Other operating income	87	53	99	434	213

Non-interest income	534	401	(172)	1,370	(3,146)

Total income	888	873	54	2,695	(2,409)

Direct expenses
- staff	(172)	(202)	(150)	(626)	(604)
- other	(277)	(269)	(244)	(828)	(747)
Indirect expenses	(130)	(121)	(132)	(373)	(411)

	(579)	(592)	(526)	(1,827)	(1,762)

Insurance net claims	(144)	(215)	(126)	(492)	(440)
Impairment losses	(1,171)	(1,390)	(2,066)	(4,265)	(7,410)

Operating loss	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

Analysis of income by business
Banking & portfolio	131	239	(271)	641	(1,375)
International businesses & portfolios	330	606	537	1,568	1,769
Markets	427	28	(212)	486	(2,803)

Total income	888	873	54	2,695	(2,409)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	1.05%	1.22%	0.55%	1.18%	0.54%
Cost:income ratio	65%	68%	974%	68%	(73%)
Adjusted cost:income ratio	78%	90%	(731%)	83%	(62%)

Non-Core (continued)

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	175.2	193.3	(9%)	220.9	(21%)
Loans and advances to customers (gross)	119.5	126.4	(5%)	149.5	(20%)
Customer deposits	7.3	7.4	(1%)	12.6	(42%)
Risk elements in lending	23.9	22.0	9%	22.9	4%
Risk-weighted assets (3)	166.9	175.0	(5%)	171.3	(3%)

Notes:
(1)	Includes disposal groups.
(2)	Derivatives were £21.0 billion at 30 September 2010 (30 June 2010 – £19.4 billion; 31 December – £19.9 billion).
(3)
Includes Sempra: 30 September 2010 Third party assets (TPAs) £8.3 billion, RWAs £5.9 billion; (30 June 2010 TPAs £12.7 billion, RWAs £9.7 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income/(loss) from trading activities
Monoline exposures	191	(139)	(37)	52	(1,708)
Credit derivative product companies	(15)	(55)	(277)	(101)	(846)
Asset backed products (1)	160	97	148	202	(393)
Other credit exotics	(2)	47	(38)	56	(574)
Equities	(15)	(6)	(13)	(28)	(38)
Banking book hedges	(123)	147	(386)	(12)	(1,382)
Other (2)	23	(58)	24	(48)	561

	219	33	(579)	121	(4,380)

Impairment losses
Banking & portfolio	204	256	1,347	1,157	3,320
International businesses & portfolios	980	1,124	1,234	3,055	3,592
Markets	(13)	10	(515)	53	498

Total impairment	1,171	1,390	2,066	4,265	7,410

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolio	1.3%	1.8%	6.0%	2.4%	4.8%
International businesses & portfolios	6.9%	7.4%	6.9%	7.2%	6.7%
Markets	(0.5%)	3.6%	(126.8%)	8.8%	5.7%

	3.9%	4.4%	5.4%	4.7%	5.7%

Non-Core (continued)

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolio	64.4	67.8	82.0
International businesses & portfolios	54.8	58.2	65.6
Markets	0.3	0.4	1.9

	119.5	126.4	149.5

Risk-weighted assets
Banking & portfolio	54.0	55.1	58.2
International businesses & portfolios	40.6	40.4	43.8
Markets	72.3	79.5	69.3

	166.9	175.0	171.3

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in Sempra of £78 million (30 June 2010 – £125 million; 31 December 2009 – £161 million).
(3)	Includes disposal groups.

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 September 2010

	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives) (1)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets – Sempra	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (2)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Quarter ended 30 June 2010
	31 March 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets – Sempra	14.0	(1.4)	-	-	-	0.1	12.7

Total	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Nine months ended 30 September 2010
	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(3.9)	(0.6)	2.8	(3.4)	0.3	46.5
Corporate	82.6	(10.0)	(8.1)	1.6	(0.2)	0.2	66.1
SME	3.9	0.1	-	-	(0.1)	-	3.9
Retail	19.9	(7.1)	(1.9)	0.1	(0.5)	(0.2)	10.3
Other	4.7	(2.0)	(0.4)	0.3	-	-	2.6
Markets	24.4	(3.2)	(6.1)	1.0	(0.1)	0.5	16.5

Total (excluding derivatives) (1)	186.8	(26.1)	(17.1)	5.8	(4.3)	0.8	145.9
Markets – Sempra	14.2	(3.1)	(3.3)	-	-	0.5	8.3

Total (2)	201.0	(29.2)	(20.4)	5.8	(4.3)	1.3	154.2

Note:
(1)
Intra-group transfers during Q3 resulted in a net £2.2 billion reduction in TPAs. As a result of this transfer there was an increase of Commercial real estate assets totalling £5.4 billion, offset by reductions across other sectors, principally Retail.

(2)	In addition, £9.4 billion of disposals have been signed as of 30 September 2010 but are pending closing (30 June 2010 – £1.9 billion; 31 December 2009 - £3.0 billion).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	1	-	1	4	4
Personal	4	-	11	6	42

Total UK Retail	5	-	12	10	46

UK Corporate
Manufacturing and infrastructure	5	21	14	21	46
Property and construction	130	150	162	334	488
Transport	26	(3)	5	23	8
Banks and financials	(8)	2	1	18	102
Lombard	25	29	27	79	82
Invoice finance	(3)	-	2	(3)	2
Other	(2)	64	33	119	609

Total UK Corporate	173	263	244	591	1,337

Ulster Bank
Mortgages	(1)	23	7	42	26
Commercial investment and development	201	147	20	458	47
Residential investment and development	394	384	406	1,129	749
Other	82	137	148	270	184
Other EMEA	13	13	27	46	86

Total Ulster Bank	689	704	608	1,945	1,092

US Retail & Commercial
Auto and consumer	(2)	32	49	45	109
Cards	2	4	33	20	104
SBO/home equity	57	67	69	226	367
Residential mortgages	3	(10)	20	5	41
Commercial real estate	49	42	85	154	173
Commercial and other	7	6	39	15	75

Total US Retail & Commercial	116	141	295	465	869

Global Banking & Markets
Manufacturing and infrastructure	(53)	(281)	309	(305)	1,320
Property and construction	147	501	141	1,120	730
Transport	8	-	5	9	173
Telecoms, media and technology	32	11	23	32	543
Banks and financials	5	11	270	177	523
Other	52	24	84	177	529

Total Global Banking & Markets	191	266	832	1,210	3,818

Other
Wealth	7	16	50	51	213
Global Transaction Services	(10)	-	25	(7)	35
Central items	-	-	-	-	-

Total Other	(3)	16	75	44	248

Total impairment losses	1,171	1,390	2,066	4,265	7,410

Non-Core (continued)

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.7	1.8	1.9
Personal	0.5	0.5	0.7

Total UK Retail	2.2	2.3	2.6

UK Corporate
Manufacturing and infrastructure	0.3	0.4	0.3
Property and construction	12.1	12.9	14.1
Lombard	1.9	2.4	2.9
Invoice finance	-	-	0.4
Other	14.2	14.7	17.2

Total UK Corporate	28.5	30.4	34.9

Ulster Bank
Mortgages	-	5.6	6.0
Commercial investment and development	6.7	4.1	3.0
Residential investment and development	6.0	3.8	5.6
Other	2.0	1.3	1.1
Other EMEA	0.8	0.9	1.0

Total Ulster Bank	15.5	15.7	16.7

US Retail & Commercial
Auto and consumer	2.7	3.0	3.2
Cards	0.1	0.2	0.5
SBO/home equity	3.3	3.6	3.7
Residential mortgages	0.8	0.9	0.8
Commercial real estate	1.7	1.9	1.9
Commercial and other	0.6	0.7	0.9

Total US Retail & Commercial	9.2	10.3	11.0

Global Banking & Markets
Manufacturing and infrastructure	10.6	13.4	17.5
Property and construction	22.9	21.6	25.7
Transport	5.6	5.3	5.8
Telecoms, media and technology	1.1	2.0	3.2
Banks and financials	13.8	15.7	16.0
Other	10.5	9.4	13.5

Total Global Banking & Markets	64.5	67.4	81.7

Other
Wealth	0.7	0.9	2.6
Global Transaction Services	0.5	0.6	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(2.1)	(2.1)	(3.2)

Total Other	(0.7)	(0.4)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	119.2	125.7	147.3

Non-Core (continued)

Key points

Q3 2010 compared with Q2 2010
•
Good progress was made in Non-Core’s asset reduction programme, with third party assets (excluding derivatives) declining by £20 billion to £154 billion. This was due to the division’s disposal programme (£11 billion), including the disposal of £4 billion of assets in the markets business, and portfolio run-off (£9 billion).

•
RWAs decreased £8 billion from £175 billion to £167 billion. The largest drivers of the change were the partial disposal of Sempra JV business and other sales across the Non-Core division offset by intra-group transfers, and regulatory model changes.

•	Non-Core operating loss was £1,006 million in the third quarter, compared with £1,324 million in Q2 2010, primarily due to improved results from trading activities and lower impairments.

•
Income from trading activities totalled £227 million, compared with £25 million in the second quarter. This reflects disposal gains on super senior assets as well as valuation gains in relation to monolines as spreads tightened.  These were offset by losses incurred across CDS portfolios also due to tightening spreads. Sempra Commodities reported revenues £43 million lower than the second quarter following the disposal of its metals, oil and European energy business lines to J.P. Morgan in July.

•
Net interest income fell by £118 million, principally reflecting a reduction of 5% in the loan book. Other operating income totalled £87 million in Q3 2010 compared with £53 million in Q2 2010. Rental income of £166 million fell by £15 million compared to the second quarter due to run-off. Disposal losses in Q3 2010 totalled £304 million, balanced by some revaluations of equity positions totalling £146 million.

•	Expenses declined by 2%, reflecting a number of business disposals.

•
Impairment losses continued to trend down to £1,171 million. Underlying impairments continued to slow, and the division experienced a number of write-backs in its leveraged lending business, though at a lower level than Q2 2010.

Q3 2010 compared with Q3 2009
•
Over the 12 months to 30 September 2010, third party assets (excluding derivatives) decreased by £48 billion, 24%, as a result of the division’s disposal strategy, managed portfolio run-off and impairments.

•	Operating losses decreased substantially from the £2,664 million loss recorded in Q3 2009, with significant improvements in both trading income and impairments.

•
Impairments were £895 million lower than in Q3 2009. This reflected the steadily improving environment over the period.  However, charges as a result of the continued decline in the UK and Irish commercial property sectors remain high.

Condensed consolidated income statement
for the period ended 30 September 2010

Quarter ended	Nine months ended
30 September 2010	30 June 2010	30 September* 2009	30 September 2010	30 September* 2009
£m	£m	£m	£m	£m

Interest receivable	5,584	5,888	5,693	17,164	20,334
Interest payable	(2,173)	(2,212)	(2,573)	(6,535)	(10,365)

Net interest income	3,411	3,676	3,120	10,629	9,969

Fees and commissions receivable	2,037	2,053	1,919	6,141	6,385
Fees and commissions payable	(611)	(579)	(545)	(1,762)	(1,896)
Income from trading activities	277	2,110	1,088	4,153	3,052
Gain on redemption of own debt	-	553	-	553	3,790
Other operating income (excluding insurance premium income)	(317)	346	(77)	476	569
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Non-interest income	2,675	5,761	3,686	13,417	15,858

Total income	6,086	9,437	6,806	24,046	25,827

Staff costs	(2,423)	(2,365)	(2,363)	(7,477)	(7,499)
Premises and equipment	(611)	(547)	(631)	(1,693)	(1,909)
Other administrative expenses	(914)	(1,022)	(1,062)	(2,947)	(3,265)
Depreciation and amortisation	(603)	(519)	(534)	(1,604)	(1,566)
Write-down of goodwill and other intangible assets	-	-	-	-	(311)

Operating expenses	(4,551)	(4,453)	(4,590)	(13,721)	(14,550)

Profit before other operating charges and impairment losses	1,535	4,984	2,216	10,325	11,277
Insurance net claims	(1,142)	(1,323)	(1,145)	(3,601)	(3,036)
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)

Operating (loss)/profit before tax	(1,560)	1,174	(2,208)	(391)	(2,559)
Tax credit/(charge)	295	(825)	617	(637)	1,073

(Loss)/profit from continuing operations	(1,265)	349	(1,591)	(1,028)	(1,486)

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	-	(1,019)	-	(1,019)	-
Other profits from discontinued operations, net of tax	18	-	-	331	30

Profit/(loss) from discontinued operations, net of tax	18	(1,019)	-	(688)	30

Loss for the period	(1,247)	(670)	(1,591)	(1,716)	(1,456)
Minority interests	101	946	36	703	(595)
Preference share and other dividends	-	(19)	(245)	(124)	(791)

(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.1p	)	0.8	p	(3.2p	)	(0.5p	)	(5.2p	)

Basic loss per ordinary and B share from discontinued operations	-	-	-	-	(0.1p	)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2010

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loss for the period	(1,247)	(670)	(1,591)	(1,716)	(1,456)

Other comprehensive income
Available-for-sale financial assets	235	93	3,079	743	1,419
Cash flow hedges	553	1,449	(90)	1,807	274
Currency translation	(647)	(91)	1,777	47	(2,504)
Tax on other comprehensive income	(256)	(331)	(857)	(702)	(379)

Other comprehensive (loss)/income for the period, net of tax	(115)	1,120	3,909	1,895	(1,190)

Total comprehensive (loss)/income for the period	(1,362)	450	2,318	179	(2,646)

Attributable to
Minority interests	(117)	(457)	1,075	(249)	(743)
Preference shareholders	-	-	242	105	752
Paid-in equity holders	-	19	3	19	39
Ordinary and B shareholders	(1,245)	888	998	304	(2,694)

	(1,362)	450	2,318	179	(2,646)

Condensed consolidated balance sheet
at 30 September 2010

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	61,416	29,591	52,261
Net loans and advances to banks	60,334	54,489	56,656
Reverse repurchase agreements and stock borrowing	48,407	47,663	35,097
Loans and advances to banks	108,741	102,152	91,753
Net loans and advances to customers	528,049	539,375	687,353
Reverse repurchase agreements and stock borrowing	44,503	39,396	41,040
Loans and advances to customers	572,552	578,771	728,393
Debt securities	226,410	236,260	267,254
Equity shares	21,755	17,326	19,528
Settlement balances	22,874	20,718	12,033
Derivatives	548,805	522,871	441,454
Intangible assets	14,369	14,482	17,847
Property, plant and equipment	17,398	17,608	19,397
Deferred taxation	5,909	5,839	7,039
Prepayments, accrued income and other assets	11,908	14,095	20,985
Assets of disposal groups	17,450	22,340	18,542

Total assets	1,629,587	1,582,053	1,696,486

Liabilities
Bank deposits	80,304	96,710	104,138
Repurchase agreements and stock lending	41,465	44,165	38,006
Deposits by banks	121,769	140,875	142,144
Customer deposits	420,639	420,890	545,849
Repurchase agreements and stock lending	87,287	70,655	68,353
Customer accounts	507,926	491,545	614,202
Debt securities in issue	235,083	217,317	267,568
Settlement balances	20,628	19,730	10,413
Short positions	44,004	42,994	40,463
Derivatives	543,397	508,966	424,141
Accruals, deferred income and other liabilities	23,667	24,867	30,327
Retirement benefit liabilities	2,637	2,611	2,963
Deferred taxation	2,270	2,195	2,811
Insurance liabilities	6,782	6,521	10,281
Subordinated liabilities	27,890	27,523	37,652
Liabilities of disposal groups	16,154	17,615	18,890

Total liabilities	1,552,207	1,502,759	1,601,855

Equity
Minority interests	1,780	2,492	16,895
Owners’ equity*
Called up share capital	15,030	15,029	14,630
Reserves	60,570	61,773	63,106

Total equity	77,380	79,294	94,631

Total liabilities and equity	1,629,587	1,582,053	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,856	72,058	69,890
Other equity owners	4,744	4,744	7,846

	75,600	76,802	77,736

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	-	4,227
B shares issued	-	-	510
Other shares issued during the period	402	401	-
Preference shares redeemed during the period	(2)	(2)	(5)

At end of period	15,030	15,029	14,630

Paid-in equity
At beginning of period	565	565	1,073
Securities redeemed during the period	(132)	(132)	(308)
Transfer to retained earnings	(2)	(2)	(200)

At end of period	431	431	565

Share premium account
At beginning of period	23,523	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	-	1,047
Other shares issued during the period	217	217	-
Preference shares redeemed during the period	-	-	(4,995)
Redemption of preference shares classified as debt	118	118	-

At end of period	23,858	23,858	23,523

Merger reserve
At beginning of period	25,522	25,522	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	(12,250)	(9,950)

At end of period	13,272	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(1,755)	(3,561)
Unrealised gains in the period	1,327	647	1,202
Realised (gains)/losses in the period	(535)	(127)	981
Taxation	(263)	(208)	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	(16)	-

At end of period	(1,242)	(1,459)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(252)	(876)
Amount recognised in equity during the period	329	(58)	380
Amount transferred from equity to earnings in the period	138	17	513
Taxation	(154)	-	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	58	-

At end of period	119	(235)	(252)

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	4,528	6,385
Retranslation of net assets	997	1,775	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(452)	(609)	456
Taxation	29	72	9
Recycled to profit or loss on disposal of businesses	(17)	(11)	-

At end of period	5,085	5,755	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	2	-

At end of period	172	172	170

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	-
Contingent capital agreement – consideration payable	-	-	(1,208)

At end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	12,134	7,542
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(985)	163	(2,600)
- discontinued operations	(28)	(30)	(72)
Equity preference dividends paid	(105)	(105)	(878)
Paid-in equity dividends paid, net of tax	(19)	(19)	(57)
Transfer from paid-in equity
- gross	2	2	200
- taxation	(1)	(1)	-
Equity owners gain on withdrawal of minority interest
- gross	40	40	629
- taxation	(11)	(11)	(176)
Redemption of equity preference shares	(2,968)	(2,968)	-
Gain on redemption of equity preference shares	609	609	-
Redemption of preference shares classified as debt	(118)	(118)	-
Transfer from merger reserve	12,250	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(11)	(9)	(16)
Share-based payments
- gross	103	61	325
- taxation	12	5	-

At end of period	20,904	22,003	12,134

Own shares held
At beginning of period	(121)	(121)	(104)
Shares purchased during the period	(711)	(704)	(33)
Shares issued under employee share schemes	11	9	16

At end of period	(821)	(816)	(121)

Owners’ equity at end of period	75,600	76,802	77,736

Condensed consolidated statement of changes in equity
for the period ended 30 September 2010 (continued)

	Nine months ended 30 September 2010	Six months ended 30 June 2010	Year ended 31 December 2009
	£m	£m	£m

Minority interests
At beginning of period	16,895	16,895	21,619
Currency translation adjustments and other movements	(481)	(461)	(1,434)
(Loss)/profit attributable to minority interests
- continuing operations	(43)	74	382
- discontinued operations	(660)	(676)	(33)
Dividends paid	(4,217)	(4,171)	(313)
Movements in available-for-sale securities
- unrealised (losses)/gains in the period	(54)	22	299
- realised losses/(gains) in the period	36	(3)	(466)
- taxation	5	1	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	(7)	-
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(99)	(165)	(209)
- taxation	33	47	59
- recycled to profit or loss on disposal of discontinued operations, net of £340 million tax	1,021	1,036	-
Actuarial gains recognised in retirement benefit schemes
- gross	-	-	91
- taxation	-	-	1
Equity raised	501	501	9
Equity withdrawn and disposals	(11,110)	(10,561)	(2,445)
Transfer to retained earnings	(40)	(40)	(629)

At end of period	1,780	2,492	16,895

Total equity at end of period	77,380	79,294	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	(249)	(132)	(1,346)
Preference shareholders	105	105	878
Paid-in equity holders	19	19	57
Ordinary and B shareholders	304	1,549	(5,747)

	179	1,541	(6,158)

Notes

1. Basis of preparation

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the financial statements for the nine months ended 30 September 2010 has been prepared on a going concern basis.

Whilst the financial information included herein has been prepared in accordance with the recognition and measurement criteria of International Accounting Standard 34, it does not contain itself sufficient information to comply with all of its disclosure requirements.

Notes (continued)

2. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loans and advances to customers	4,683	4,754	4,619	14,134	16,568
Loans and advances to banks	153	131	194	424	675
Debt securities	748	1,003	880	2,606	3,091

Interest receivable	5,584	5,888	5,693	17,164	20,334

Customer accounts	961	966	1,055	2,795	3,789
Deposits by banks	330	418	617	1,045	2,388
Debt securities in issue	733	824	787	2,411	3,773
Subordinated liabilities	175	60	262	435	994
Internal funding of trading businesses	(26)	(56)	(148)	(151)	(579)

Interest payable	2,173	2,212	2,573	6,535	10,365

Net interest income	3,411	3,676	3,120	10,629	9,969

Fees and commissions receivable	2,037	2,053	1,919	6,141	6,385
Fees and commissions payable
- banking	(493)	(541)	(450)	(1,500)	(1,614)
- insurance related	(118)	(38)	(95)	(262)	(282)

Net fees and commissions	1,426	1,474	1,374	4,379	4,489

Foreign exchange	442	383	135	1,274	1,857
Interest rate	41	707	987	1,202	4,252
Credit	(425)	731	(483)	783	(4,299)
Other	219	289	449	894	1,242

Income from trading activities	277	2,110	1,088	4,153	3,052

Gain on redemption of own debt	-	553	-	553	3,790

Operating lease and other rental income	338	344	320	1,025	982
Changes in the fair value of own debt	(528)	515	(238)	(223)	(298)
Changes in the fair value of securities and other financial assets and liabilities	54	(165)	5	(97)	(12)
Changes in the fair value of investment properties	(4)	(105)	(6)	(112)	(153)
Profit on sale of securities	352	6	34	506	80
Profit on sale of property, plant and equipment	9	3	2	21	27
Loss on sale of subsidiaries and associates	(260)	(428)	(163)	(618)	56
Life business profits/(losses)	49	(23)	108	61	132
Dividend income	17	21	17	58	60
Share of profits less losses of associated entities	8	26	(2)	56	(49)
Other income	(352)	152	(154)	(201)	(256)

Other operating income	(317)	346	(77)	476	569

Non-interest income (excluding insurance net premium income)	1,386	4,483	2,385	9,561	11,900

Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Total non-interest income	2,675	5,761	3,686	13,417	15,858

Total income	6,086	9,437	6,806	24,046	25,827

Notes (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	2,100	2,079	1,952	6,473	6,308
- bonus tax	15	15	-	84	-
- social security costs	153	158	162	505	517
- pension costs	155	113	249	415	674
Premises and equipment	611	547	631	1,693	1,909
Other	914	1,022	1,062	2,947	3,265

Administrative expenses	3,948	3,934	4,056	12,177	12,673
Write-down of goodwill and other intangible assets	-	-	-	-	(311)
Depreciation and amortisation	603	519	534	1,604	1,566

Operating expenses	4,551	4,453	4,590	13,721	14,550

General insurance	1,092	1,348	1,054	3,547	2,919
Bancassurance	50	(25)	91	54	117

Insurance net claims	1,142	1,323	1,145	3,601	3,036

Loan impairment losses	1,908	2,479	3,262	6,989	10,058
Securities impairment losses	45	8	17	126	742

Impairment losses	1,953	2,487	3,279	7,115	10,800

Notes (continued)

3. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,908 million (half year ended 30 June 2010 – £5,081 million; year ended 31 December 2009 – £13,090 million). The balance sheet loan impairment provisions increased in the quarter ended 30 September 2010 from £16,166 million to £17,670 million and the movements thereon were:

	Quarter ended			Half year ended	Year ended
	30 September 2010			30 June 2010	31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m	£m

At beginning of period	7,633	8,533	16,166	15,173	9,451
Transfers to disposal groups	-	-	-	(67)	(321)
Intra-group transfers	(351)	351	-	-	-
Currency translation and other adjustments	116	175	291	(160)	(428)
Disposals	-	-	-	(17)	(65)
Amounts written-off	(416)	(329)	(745)	(3,781)	(6,478)
Recoveries of amounts previously written-off	80	85	165	150	325
Charge to income statement	779	1,129	1,908	5,081	13,090
Unwind of discount	(50)	(65)	(115)	(213)	(401)

At end of period	7,791	9,879	17,670	16,166	15,173

Provisions at 30 September 2010 include £127 million (30 June 2010 – £139 million; 31 December 2009 – £157 million) in respect of loans and advances to banks. The table above excludes impairment charges relating to securities.

4. Strategic disposals

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Gain/(loss) on sale of investments in:
- RBS Asset Management’s investment strategies business	-	-	-	80	-
- Asian branches and businesses	-	(10)	-	(10)	-
- Latin American businesses	3	-	-	3	-
- RBS Sempra Commodities – oils, metals and European gas & power business	11	-	-	11	-
- Factoring businesses in France and Germany	8	-	-	8	-
- Bank of China (1)	-	-	(5)	-	236
- Linea Directa	-	-	-	-	212
Provision for loss on disposal of:
- Latin American business	1	(142)	-	(163)	-
- Asian branches and businesses	5	3	(150)	13	(150)
- Life assurance business	-	(235)	-	(235)	-
- Other	(1)	(27)	-	(38)	-

	27	(411)	(155)	(331)	298

Note:
(1)	Including £359 million attributable to minority interests.

Notes (continued)

5. Profit attributable to minority interests

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	2	10	47
Investment in Bank of China	-	-	-	-	359
Sempra	26	19	35	46	179
RBS N.V.	(133)	(974)	(81)	(776)	(2)
Other	6	9	8	17	12

(Loss)/profit attributable to minority interests	(101)	(946)	(36)	(703)	595

6. Profit attributable to preference shareholders and paid-in equity holders

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	-	-	100	105	279
Non-cumulative preference shares of €0.01	-	-	81	-	138
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	-	-	-	274
- other	-	-	61	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	-	19	3	19	39

	-	19	245	124	791

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes (continued)

7. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 September 2010, 30 June 2010 and for the nine month period ended 30 September 2010, by main income statement captions. Operating profit/(loss) differs from that used previously in that it excludes the fair value of own debt. Comparative data have been restated accordingly

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,056	376	1,432	(733)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets	309	1,245	1,554	(1,005)	-	40	589
RBS Insurance	92	999	1,091	(175)	(949)	-	(33)
Central items	(154)	193	39	34	1	2	76

Core	3,050	3,979	7,029	(3,517)	(998)	(782)	1,732
Non-Core	354	534	888	(579)	(144)	(1,171)	(1,006)

	3,404	4,513	7,917	(4,096)	(1,142)	(1,953)	726
Reconciling items:
Fair value of own debt	-	(858)	(858)	-	-	-	(858)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	3,404	2,857	6,261	(4,545)	(1,142)	(1,953)	(1,379)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes (continued)

7. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	294	1,295	(744)	25	(300)	276
UK Corporate	647	340	987	(399)	-	(198)	390
Wealth	150	116	266	(178)	-	(7)	81
Global Transaction Services	237	411	648	(366)	-	(3)	279
Ulster Bank	194	53	247	(143)	-	(281)	(177)
US Retail & Commercial	502	275	777	(504)	-	(144)	129
Global Banking & Markets	320	1,627	1,947	(1,033)	-	(164)	750
RBS Insurance	90	1,015	1,105	(176)	(1,132)	-	(203)
Central items	71	(53)	18	32	(1)	-	49

Core	3,212	4,078	7,290	(3,511)	(1,108)	(1,097)	1,574
Non-Core	472	401	873	(592)	(215)	(1,390)	(1,324)

	3,684	4,479	8,163	(4,103)	(1,323)	(2,487)	250
Reconciling items:
Fair value of own debt	-	619	619	-	-	-	619
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs	-	-	-	(254)	-	-	(254)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(411)	(411)	-	-	-	(411)
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	500	500	-	-	-	500

	3,684	5,740	9,424	(4,457)	(1,323)	(2,487)	1,157
RFS Holdings minority interest	(8)	21	13	4	-	-	17

Total statutory	3,676	5,761	9,437	(4,453)	(1,323)	(2,487)	1,174

Notes (continued)

7. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,990	1,014	4,004	(2,198)	(54)	(938)	814
UK Corporate	1,919	993	2,912	(1,240)	-	(542)	1,130
Wealth	449	336	785	(556)	-	(12)	217
Global Transaction Services	711	1,212	1,923	(1,096)	-	(6)	821
Ulster Bank	574	158	732	(437)	-	(785)	(490)
US Retail & Commercial	1,450	798	2,248	(1,594)	-	(412)	242
Global Banking & Markets	1,001	5,324	6,325	(3,332)	-	(156)	2,837
RBS Insurance	271	3,024	3,295	(526)	(3,055)	-	(286)
Central items	(68)	352	284	177	-	1	462

Core	9,297	13,211	22,508	(10,802)	(3,109)	(2,850)	5,747
Non-Core	1,325	1,370	2,695	(1,827)	(492)	(4,265)	(3,889)

	10,622	14,581	25,203	(12,629)	(3,601)	(7,115)	1,858
Reconciling items:
Fair value of own debt	-	(408)	(408)	-	-	-	(408)
Amortisation of purchased intangible assets	-	-	-	(273)	-	-	(273)
Integration and restructuring costs	-	-	-	(733)	-	-	(733)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(331)	(331)	-	-	-	(331)
Bonus tax	-	-	-	(84)	-	-	(84)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	10,622	13,570	24,192	(13,719)	(3,601)	(7,115)	(243)
RFS Holdings minority interest	7	(153)	(146)	(2)	-	-	(148)

Total statutory	10,629	13,417	24,046	(13,721)	(3,601)	(7,115)	(391)

Notes (continued)

8. Financial instruments
Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value through profit or loss (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Group before RFS MI	RFS MI	Group
30 September 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	-	-	-	61,416	-	-	-	61,416	-	61,416
Loans and advances to banks
- net loans and advances	26,044	-	-	34,286	-	-	-	60,330	4	60,334
- reverse repos	43,536	-	-	4,871	-	-	-	48,407	-	48,407
Loans and advances to customers
- net loans and advances	27,987	1,478	-	487,415	-	-	11,169	528,049	-	528,049
- reverse repos	32,907	-	-	11,596	-	-	-	44,503	-	44,503
Debt securities	105,390	603	113,151	7,266	-	-	-	226,410	-	226,410
Equity shares	18,007	1,611	2,137	-	-	-	-	21,755	-	21,755
Settlement balances	-	-	-	22,874	-	-	-	22,874	-	22,874
Derivatives (1)	548,805	-	-	-	-	-	-	548,805	-	548,805
Intangible assets	-	-	-	-	-	14,369	-	14,369	-	14,369
Property, plant and equipment	-	-	-	-	-	17,398	-	17,398	-	17,398
Deferred taxation	-	-	-	-	-	5,907	-	5,907	2	5,909
Prepayments, accrued income and other assets	-	-	-	1,209	-	10,694	-	11,903	5	11,908
Assets of disposal groups	-	-	-	-	-	16,537	-	16,537	913	17,450
Group before RFS MI	802,676	3,692	115,288	630,933	-	64,905	11,169	1,628,663
RFS MI	-	-	-	4	-	920	-		924
Total assets	802,676	3,692	115,288	630,937	-	65,825	11,169			1,629,587

Deposits by banks
- bank deposits	39,781	-	-	-	40,405	-	-	80,186	118	80,304
- repos	24,871	-	-	-	16,594	-	-	41,465		41,465
Customer accounts
- customer deposits	11,220	4,494	-	-	404,925	-	-	420,639		420,639
- repos	59,295	-	-	-	27,992	-	-	87,287		87,287
Debt securities in issue	6,279	44,141	-	-	184,663	-	-	235,083		235,083
Settlement balances	-	-	-	-	20,628	-	-	20,628		20,628
Short positions	44,004	-	-	-	-	-	-	44,004		44,004
Derivatives (1)	543,397	-	-	-	-	-	-	543,397		543,397
Accruals, deferred income and other liabilities	-	-	-	-	1,737	21,449	464	23,650	17	23,667
Retirement benefit liabilities	-	-	-	-	-	2,606	-	2,606	31	2,637
Deferred taxation	-	-	-	-	-	2,237	-	2,237	33	2,270
Insurance liabilities	-	-	-	-	-	6,782	-	6,782		6,782
Subordinated liabilities	-	1,152	-	-	26,738	-	-	27,890		27,890
Liabilities of disposal groups	-	-	-	-	-	15,667	-	15,667	487	16,154
Group before RFS MI	728,847	49,787	-	-	723,682	48,741	464	1,551,521
RFS MI	-	-			135	551	-	-	686
Total liabilities	728,847	49,787	-	-	723,817	49,292	464			1,552,207
Equity										77,380
										1,629,587
Note:
(1)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

8. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Group before RFS MI	RFS MI	Group
At 30 June 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	-	-	-	29,591	-	-	-	29,591	-	29,591
Loans and advances to banks
- net loans and advances	22,966	-	-	31,505	-	-	-	54,471	18	54,489
- reverse repos	43,787	-	-	3,876	-	-	-	47,663		47,663
Loans and advances to customers
- net loans and advances	21,236	1,631	-	504,541	-	-	11,932	539,340	35	539,375
- reverse repos	27,655	-	-	11,741	-	-	-	39,396		39,396
Debt securities	103,161	619	123,941	8,539	-	-	-	236,260		236,260
Equity shares	13,768	688	2,870	-	-	-	-	17,326		17,326
Settlement balances	-	-	-	20,718	-	-	-	20,718		20,718
Derivatives (1)	522,871	-	-	-	-	-	-	522,871		522,871
Intangible assets	-	-	-	-	-	14,482	-	14,482		14,482
Property, plant and equipment	-	-	-	-	-	17,608	-	17,608		17,608
Deferred taxation	-	-	-	-	-	5,841	-	5,841	(2)	5,839
Prepayments, accrued income and other assets	-	-	-	1,175	-	12,455	-	13,630	465	14,095
Assets of disposal groups	-	-	-	-	-	21,656	-	21,656	684	22,340
Group before RFS MI	755,444	2,938	126,811	611,686	-	72,042	11,932	1,580,853
RFS MI	-	-	-	53	-	1,147	-		1,200
Total assets	755,444	2,938	126,811	611,739	-	73,189	11,932			1,582,053

Deposits by banks
- bank deposits	37,270	-	-	-	59,344	-	-	96,614	96	96,710
- repos	24,594	-	-	-	19,571	-	-	44,165	-	44,165
Customer accounts
- customer deposits	12,268	4,037	-	-	404,585	-	-	420,890	-	420,890
- repos	45,869	-	-	-	24,786	-	-	70,655	-	70,655
Debt securities in issue	5,703	39,947	-	-	171,667	-	-	217,317	-	217,317
Settlement balances	-	-	-	-	19,730	-	-	19,730	-	19,730
Short positions	42,994	-	-	-	-	-	-	42,994	-	42,994
Derivatives (1)	508,966	-	-	-	-	-	-	508,966	-	508,966
Accruals, deferred income and other liabilities	-	-	-	-	1,898	22,456	488	24,842	25	24,867
Retirement benefit liabilities	-	-	-	-	-	2,600	-	2,600	11	2,611
Deferred taxation	-	-	-	-	-	2,126	-	2,126	69	2,195
Insurance liabilities	-	-	-	-	-	6,521	-	6,521	-	6,521
Subordinated liabilities	-	1,107	-	-	26,416	-	-	27,523	-	27,523
Liabilities of disposal groups	-	-	-	-	-	16,999	-	16,999	616	17,615
Group before RFS MI	677,664	45,091			727,997	50,702	488	1,501,942
RFS MI	-	-	-	-	96	721	-		817
Total liabilities	677,664	45,091	-	-	728,093	51,423	488			1,502,759

Equity										79,294
										1,582,053
Note:
(1)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

8. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Finance leases	Group before RFS MI	RFS MI	Group
At 31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	-	51,548	713	52,261
Loans and advances to banks
- net loans and advances	18,563	-	-	30,214	-	-	-	48,777	7,879	56,656
- reverse repos	26,886	-	-	8,211	-	-	-	35,097	-	35,097
Loans and advances to customers
- net loans and advances	15,371	1,981	-	524,204	-	-	13,098	554,654	132,699	687,353
- reverse repos	26,313	-	-	14,727	-	-	-	41,040	-	41,040
Debt securities	111,413	2,429	125,382	9,871	-	-	-	249,095	18,159	267,254
Equity shares	11,318	2,083	2,559	-	-	-	-	15,960	3,568	19,528
Settlement balances	-	-	-	12,024	-	-	-	12,024	9	12,033
Derivatives (1)	438,199	-	-	-	-	-	-	438,199	3,255	441,454
Intangible assets	-	-	-	-	-	14,786	-	14,786	3,061	17,847
Property, plant and equipment	-	-	-	-	-	17,773	-	17,773	1,624	19,397
Deferred taxation	-	-	-	-	-	6,492	-	6,492	547	7,039
Prepayments, accrued income and other assets	-	-	-	1,421	-	17,183	-	18,604	2,381	20,985
Assets of disposal groups	-	-	-	-	-	18,432	-	18,432	110	18,542
Group before RFS MI	648,063	6,493	127,941	652,220	-	74,666	13,098	1,522,481
RFS MI	7,042	283	18,250	140,707		7,723			174,005
Total assets	655,105	6,776	146,191	792,927	-	82,389	13,098			1,696,486

Deposits by banks
- bank deposits	32,647	-	-	-	82,995	-	-	115,642	(11,504)	104,138
- repos	20,962	-	-	-	17,044	-	-	38,006	-	38,006
Customer accounts
- customer deposits	11,217	5,256	-	-	397,778	-	-	414,251	131,598	545,849
- repos	41,520	-	-	-	26,833	-	-	68,353	-	68,353
Debt securities in issue	3,925	41,444	-	-	200,960	-	-	246,329	21,239	267,568
Settlement balances	-	-	-	-	10,412	-	-	10,412	1	10,413
Short positions	40,463	-	-	-	-	-	-	40,463	-	40,463
Derivatives (1)	421,534	-	-	-	-	-	-	421,534	2,607	424,141
Accruals, deferred income and other liabilities	-	-	-	-	1,889	22,269	466	24,624	5,703	30,327
Retirement benefit liabilities	-	-	-	-	-	2,715	-	2,715	248	2,963
Deferred taxation	-	-	-	-	-	2,161	-	2,161	650	2,811
Insurance liabilities	-	-	-	-	-	7,633	-	7,633	2,648	10,281
Subordinated liabilities	-	1,277	-	-	30,261	-	-	31,538	6,114	37,652
Liabilities of disposal groups	-	-	-	-	-	18,857	-	18,857	33	18,890
Group before RFS MI	572,268	47,977			768,172	53,635	466	1,442,518
RFS MI	2,738	3,417			143,901	9,281	-		159,337
Total liabilities	575,006	51,394			912,073	62,916	466			1,601,855

Equity										94,631

										1,696,486

Note:
(1)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

8. Financial instruments (continued)

Reclassification of financial instruments
As permitted by amended IAS 39, the Group reclassified certain financial assets from the HFT and AFS categories into the LAR category and from the HFT category into the AFS category in 2008 and 2009.  There were no reclassifications in the nine months ended 30 September 2010.  The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

Reduction in profit for the quarter ended 30 September 2010 as a result of reclassifications
£m

From HFT to:
AFS	81
LAR	162

243

	30 September 2010		30 June 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m

From HFT to:
AFS	6,843	6,843	7,343	7,343	7,629	7,629
LAR	9,703	8,131	10,596	8,861	12,933	10,644

	16,546	14,974	17,939	16,204	20,562	18,273
From AFS to:
LAR	449	405	969	808	869	745

	16,995	15,379	18,908	17,012	21,431	19,018

During the quarter ended 30 September 2010, the balance sheet value of reclassified assets decreased by £1.9 billion, primarily due to disposals and repayments across a range of securities and loans.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 30 September 2010 were £0.3 billion (30 June 2010 - £0.4 billion; 31 December 2009 - £0.6 billion).

Notes (continued)

8. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 11 Financial instruments of the 2009 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustments:
Monoline insurers	2,678	3,599	3,870	3,796
Credit derivative product companies	622	791	465	499
Other counterparties	1,937	1,916	1,737	1,588

	5,237	6,306	6,072	5,883

Bid-offer and liquidity reserves	3,092	2,826	2,965	2,814

	8,329	9,132	9,037	8,697

Debit valuation adjustments (‘own credit’):
Debt securities in issue	(1,786)	(2,604)	(2,151)	(2,331)
Derivatives	(485)	(551)	(475)	(467)

Total debit valuation adjustments	(2,271)	(3,155)	(2,626)	(2,798)

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Risk and capital management - Other risk exposures: Credit valuation adjustments on page 124. Bid-offer and liquidity reserves and own credit is discussed on pages 79 and 80 below.

Notes (continued)

8. Financial instruments (continued)

Valuation reserves (continued)

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

Where there is limited bid-offer information for a product a conservative approach is taken, taking into account pricing approach and risk management strategy.

Notes (continued)

8. Financial instruments (continued)

Own credit
The Group takes into account the effect of its own credit standing, when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

The own credit adjustment does not alter cash flows, is not used for performance management, and is disregarded for regulatory capital reporting processes.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

Notes (continued)

8. Financial instruments (continued)

Valuation hierarchy
	30 September 2010				30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	43.5	-	43.5	-	43.8	-	43.8	-	26.9	-	26.9	-
- collateral	25.1	-	25.1	-	22.3	-	22.3	-	18.4	-	18.4	-
- other	1.0	-	1.0	-	0.7	-	0.7	-	0.1	-	0.1	-

	69.6	-	69.6	-	66.8	-	66.8	-	45.4	-	45.4	-

Loans and advances to customers
- reverse repos	32.9	-	32.9	-	27.7	-	27.7	-	26.3	-	26.3	-
- collateral	21.7	-	21.7	-	15.7	-	15.7	-	9.9	-	9.9	-
- other	7.8	-	6.9	0.9	7.1	-	5.8	1.3	7.5	-	6.4	1.1

	62.4	-	61.5	0.9	50.5	-	49.2	1.3	43.7	-	42.6	1.1

Debt securities
- government	132.5	118.5	14.0	-	132.7	119.0	13.7	-	134.1	118.2	15.9	-
- RMBS (2)	45.1	-	44.6	0.5	48.6	-	48.1	0.5	57.1	-	56.6	0.5
- CMBS (3)	4.0	-	3.8	0.2	4.6	-	4.1	0.5	4.1	-	4.0	0.1
- CDOs (4)	2.8	-	0.9	1.9	3.8	-	0.9	2.9	3.6	-	2.6	1.0
- CLOs (5)	6.0	-	4.2	1.8	9.0	-	7.7	1.3	8.8	-	8.0	0.8
- other ABS (6)	5.6	-	4.2	1.4	5.6	-	4.0	1.6	6.1	-	5.2	0.9
- corporate	10.4	-	9.6	0.8	9.4	-	8.7	0.7	10.5	-	9.9	0.6
- other (7)	12.7	0.1	12.4	0.2	14.0	-	13.8	0.2	14.9	-	14.7	0.2

	219.1	118.6	93.7	6.8	227.7	119.0	101.0	7.7	239.2	118.2	116.9	4.1

Equity shares	21.8	17.6	2.2	2.0	17.3	13.1	2.4	1.8	16.0	12.2	2.5	1.3

Derivatives
- foreign exchange	89.6	0.1	89.4	0.1	85.1	-	85.0	0.1	68.3	-	68.1	0.2
- interest rate	422.1	0.1	420.3	1.7	392.8	0.2	390.7	1.9	321.5	0.3	319.7	1.5
- equities and commodities	6.3	-	6.1	0.2	5.9	0.1	5.8	-	6.7	0.3	6.1	0.3
- credit - APS (8)	0.6	-	-	0.6	1.4	-	-	1.4	1.4	-	-	1.4
- credit - other	30.2	-	26.9	3.3	37.7	-	33.4	4.3	40.3	0.1	37.2	3.0

	548.8	0.2	542.7	5.9	522.9	0.3	514.9	7.7	438.2	0.7	431.1	6.4

Total assets	921.7	136.4	769.7	15.6	885.2	132.4	734.3	18.5	782.5	131.1	638.5	12.9

Of which classified as AFS debt securities
- government	60.5	54.0	6.5	-	66.2	59.6	6.6	-	64.9	58.3	6.6	-
- RMBS (2)	30.3	-	30.1	0.2	34.1	-	33.9	0.2	37.2	-	37.0	0.2
- CMBS (3)	1.4	-	1.4	-	1.5	-	1.5	-	1.6	-	1.6	-
- CDOs (4)	1.9	-	0.5	1.4	2.1	-	0.6	1.5	1.6	-	1.2	0.4
- CLOs (5)	5.0	-	3.7	1.3	5.7	-	5.0	0.7	5.5	-	5.4	0.1
- other ABS (6)	4.4	-	3.2	1.2	4.3	-	3.0	1.3	4.6	-	4.0	0.6
- corporate	2.6	-	2.6	-	2.3	-	2.3	-	2.5	-	2.5	-
- other (7)	7.1	0.1	7.0	-	7.7	-	7.7	-	7.5	-	7.5	-

	113.2	54.1	55.0	4.1	123.9	59.6	60.6	3.7	125.4	58.3	65.8	1.3
Equity shares	2.1	0.3	1.3	0.5	2.9	0.3	1.5	1.1	2.6	0.3	1.6	0.7

	115.3	54.4	56.3	4.6	126.8	59.9	62.1	4.8	128.0	58.6	67.4	2.0
For notes to this table refer to page 82.

Notes (continued)

8. Financial instruments (continued)

Valuation hierarchy (continued)

	30 September 2010				30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	24.9	-	24.9	-	24.6	-	24.6	-	21.0	-	21.0	-
- collateral	36.8	-	36.8	-	33.6	-	33.6	-	28.5	-	28.5	-
- other	3.0	-	3.0	-	3.7	-	3.7	-	4.1	-	4.1	-

	64.7	-	64.7	-	61.9	-	61.9	-	53.6	-	53.6	-
Customer accounts
- repos	59.3	-	59.3	-	45.8	-	45.8	-	41.5	-	41.5	-
- collateral	9.1	-	9.1	-	9.3	-	9.3	-	9.0	-	9.0	-
- other	6.6	-	6.6	-	7.0	-	6.9	0.1	7.5	-	7.4	0.1

	75.0	-	75.0	-	62.1	-	62.0	0.1	58.0	-	57.9	0.1
Debt securities in issue	50.4	-	48.9	1.5	45.7	-	44.4	1.3	45.4	-	43.1	2.3

Short positions	44.0	34.0	9.3	0.7	43.0	31.7	10.2	1.1	40.5	27.1	13.2	0.2
Derivatives
- foreign exchange	98.4	0.1	98.0	0.3	88.7	-	88.6	0.1	63.6	-	63.6	-
- interest rate	407.5	0.1	406.8	0.6	377.5	0.4	376.2	0.9	309.3	0.1	308.4	0.8
- equities and commodities	9.7	-	9.5	0.2	9.0	-	8.9	0.1	9.5	0.8	8.5	0.2
- credit - other	27.8	-	27.4	0.4	33.8	-	33.3	0.5	39.1	-	38.2	0.9

	543.4	0.2	541.7	1.5	509.0	0.4	507.0	1.6	421.5	0.9	418.7	1.9

Other	1.1	-	1.1	-	1.1	-	1.1	-	1.3	-	1.3	-

Total liabilities	778.6	34.2	740.7	3.7	722.8	32.1	686.6	4.1	620.3	28.0	587.8	4.5
Notes:
(1)	For details on levels 1, 2 and 3 refer to Note 11 - Financial instruments of the 2009 Annual Report and Accounts.
(2)	Residential mortgage-backed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligation.
(6)	Asset-backed securities.
(7)	Primarily includes debt securities issued by banks and building societies.
(8)	Asset Protection Scheme.

Notes (continued)

8. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value increased by £36.5 billion in the quarter to £921.7 billion at 30 September 2010, principally reflecting an increase in derivatives of £25.9 billion, collateral of £8.8 billion, reverse repos of £4.9 billion, partially offset by a decrease in debt securities of £8.6 billion.

•
Total liabilities carried at fair value were up by £55.8 billion, with increases in derivatives of £34.4 billion, repos of £13.8 billion, debt securities in issue of £4.7 billion and collateral of £3.0 billion.

•
Level 3 assets represented 1.7% (30 June 2010 – 2.1%; 31 December 2009 – 1.6%) of total assets carried at fair value and decreased by £2.9 billion to £15.6 billion primarily due to disposals and tightening credit spreads.

•	Level 3 liabilities decreased by £0.4 billion, mainly reflecting the impact of tighter credit spreads on short positions.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on financial instruments carried at fair value were £3.1 billion and £3.0 billion respectively of which £1.2 billion and £1.5 billion related to the APS credit derivative. These sensitivities are not indicative of the total potential effect on the income statement or other comprehensive income.

Notes (continued)

9. Debt securities

	Central and local government			Banks and building societies
	UK	US	Other		ABS (2)	Corporate	Other	Group before RFS MI	RFS MI	Group
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390	-	105,390
DFV (1)	1	-	353	3	227	18	1	603	-	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151	-	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266	-	7,266

Group	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410	-	226,410

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161	-	103,161
DFV (1)	1	-	357	3	234	24	-	619	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941	-	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539	-	8,539

Group	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260	-	236,260
31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413	69	111,482
DFV (1)	122	3	385	418	394	1,087	20	2,429	174	2,603
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382	17,916	143,298
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871	-	9,871

Group before RFS MI	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
RFS MI	721	183	11,871	3,803	580	906	95		18,159

Group	27,322	23,402	96,133	17,796	88,182	13,288	1,131			267,254

Notes
(1)	Designated as at fair value through profit or loss.
(2)	Asset-backed securities.

See Risk and capital management section for information on ratings.

Notes (continued)

10 Derivatives

	30 September 2010		30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	43,109	45,986	37,670	38,402	26,559	24,763
Currency swaps	31,816	38,813	28,232	32,336	25,221	23,337
Options purchased	14,603	-	19,191	-	16,572	-
Options written	-	13,586	-	17,921	-	15,499

Interest rate contracts
Interest rate swaps	345,631	335,541	324,978	313,019	263,902	251,829
Options purchased	74,395	-	65,818	-	55,471	-
Options written	-	69,919	-	62,766	-	55,462
Futures and forwards	2,151	2,051	2,033	1,702	2,088	2,033

Credit derivatives	30,810	27,766	38,981	33,795	41,748	39,127

Equity and commodity contracts	6,290	9,735	5,968	9,025	6,638	9,484

Group before RFS Holdings minority interest	548,805	543,397	522,871	508,966	438,199	421,534
RFS Holdings minority interest (1)	-	-	-	-	3,255	2,607
	548,805	543,397	522,871	508,966	441,454	424,141

Note:

(1)	RFS Holdings minority interest derivatives contracts at 31 December 2009 comprised:
	(a)	Exchange rate assets of £931 million and liabilities of £320 million;
	(b)	Interest rate assets of £2,131 million and liabilities of £2,091 million; and
	(c)	Equity and commodity assets of £193 million and liabilities of £196 million.

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  They are, however, effective in reducing the Group’s credit exposure from derivative assets.  The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £549 billion derivative assets shown above, £449 billion (30 June 2010 - £422 billion; 31 December 2009 - £359 billion) were subject to such agreements. Furthermore, the Group holds substantial collateral against this net derivative asset exposure, see Risk and capital management: Credit risk: Derivatives on page 107.

Notes (continued)

11. Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available- for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During the third quarter of 2010 gains were realised by US Retail & Commercial (£215 million) and RBS N.V. (£216 million). The gain in US Retail & Commercial, which was part of its balance sheet restructuring exercise, was largely offset in the income statement by losses crystallised on the termination of swaps hedging fixed-rate funding related hedges. The gain in RBS N.V., which is included in Central items was offset by negative movements relating to IFRS volatility. Available-for-sale reserves at 30 September 2010 amounted to net losses of £1,242 million (30 June 2010 – net losses £1,459 million; 31 December 2009 – net losses £1,755 million), and the movements were as follows:

	Quarter ended 30 September 2010	Half year ended 30 June 2010	Year ended 31 December 2009
Available-for-sale reserves	£m	£m	£m

At beginning of period	(1,459)	(1,755)	(3,561)
Unrealised gains in the period	680	647	1,202
Realised (gains)/losses in the period	(408)	(127)	981
Taxation	(55)	(208)	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	-	(16)	-

At end of period	(1,242)	(1,459)	(1,755)

The above excludes losses attributable to minority interests of £336 million in the year ended 31 December 2009.

Notes (continued)

12. Contingent liabilities and commitments

	30 September 2010			30 June 2010
	Core	Non-Core	Total	Core	Non-Core	Total	31 December 2009
	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	35,334	2,616	37,950	33,428	2,529	35,957	40,008
Other contingent liabilities	12,606	376	12,982	12,503	485	12,988	14,012

	47,940	2,992	50,932	45,931	3,014	48,945	54,020

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	240,560	26,126	266,686	245,053	25,478	270,531	291,634
Other commitments	867	2,637	3,504	2,084	2,631	4,715	6,007

	241,427	28,763	270,190	247,137	28,109	275,246	297,641

Total contingent liabilities and commitments	289,367	31,755	321,122	293,068	31,123	324,191	351,661

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

13. Litigation and investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Form 6-K for the six months ended 30 June 2010.

Payment Protection Insurance ("PPI")
The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service.

Risk and capital management

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.
This presentation is in line with how the Group manages its financial risks.

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources calculated in accordance with FSA definitions, set out below.

	30 September 2010	30 June 2010	31 December 2009
Risk-weighted assets	£m	£m	£m

Credit risk	404,000	409,400	410,400
Counterparty risk	75,600	80,200	56,500
Market risk	75,200	70,600	65,000
Operational risk	37,100	37,100	33,900

	591,900	597,300	565,800
Asset Protection Scheme relief	(116,900)	(123,400)	(127,600)

	475,000	473,900	438,200

Risk asset ratio	%	%	%

Core Tier 1	10.2	10.5	11.0
Tier 1	12.5	12.8	14.4
Total	13.5	13.9	16.3

Key points
•
The attributable loss and reduced risk-weighted assets (RWA) relief on the Asset Protection Scheme (APS) led to a decline of 30 basis points to 10.2% in the Core Tier 1 ratio and to 12.5% in the Tier 1 ratio. The Total Capital ratio declined by 40 basis points to 13.5%.

•	Gross RWAs were broadly flat at £592 billion, reflecting successful Non-Core de-leveraging counterbalanced by the roll-off of the capital relief trades within Global, Banking & Markets (GBM).

•	RWAs eligible for APS relief declined by £6.5 billion to £117 billion, reflecting disposals and repayments as well as changes in risk parameters.

Risk and capital management (continued)

Capital (continued)

	30 September 2010	30 June 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,856	72,058	69,890
Minority interests	1,542	2,109	2,227
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,369)	(14,482)	(14,786)
- goodwill and other intangible assets - discontinued businesses	(516)	(757)	(238)
- unrealised losses on available-for-sale (AFS) debt securities	1,347	1,553	1,888
- reserves: revaluation of property and unrealised gains on AFS equities	(170)	(117)	(207)
- reallocation of preference shares and innovative securities	(548)	(548)	(656)
- other regulatory adjustments*	(1,038)	(1,229)	(950)
Less excess of expected losses over provisions net of tax	(2,083)	(1,903)	(2,558)
Less securitisation positions	(2,032)	(2,004)	(1,353)
Less APS first loss	(4,678)	(4,936)	(5,106)

Core Tier 1 capital	48,311	49,744	48,151
Preference shares	5,584	5,630	11,265
Innovative Tier 1 securities	4,623	4,768	2,772
Tax on the excess of expected losses over provisions	830	759	1,020
Less material holdings	(173)	(271)	(310)

Total Tier 1 capital	59,175	60,630	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	170	117	207
Collective impairment provisions	713	763	796
Perpetual subordinated debt	1,835	1,839	4,200
Term subordinated debt	16,962	16,829	18,120
Minority and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,913)	(2,662)	(3,578)
Less securitisation positions	(2,032)	(2,004)	(1,353)
Less material holdings	(173)	(271)	(310)
Less APS first loss	(4,678)	(4,936)	(5,106)

Total Tier 2 capital	9,895	9,686	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,040)	(4,016)	(4,068)
- other investments	(323)	(176)	(404)
Other deductions	(352)	(274)	(93)

Deductions from total capital	(4,715)	(4,466)	(4,565)

Total regulatory capital	64,355	65,850	71,320

* Includes reduction for own liabilities carried at fair value	(765)	(1,378)	(1,057)

Movement in Core Tier 1 capital	£m
At 30 June 2010	49,744
Attributable loss net of movements in fair value of own debt	(532)
Foreign currency reserves	(670)
Loss of minority interest and reduction in goodwill due to partial disposal of Sempra	(309)
Other	78

At 30 September 2010	48,311

Risk and capital management (continued)

Capital (continued)

Basel 2.5 and Basel III Impacts
CRD3, CRD4 and Basel III, commonly referred to as ‘Basel 2.5 and Basel III’, are a comprehensive set of reforms to strengthen the regulation, supervision, risk and liquidity management of the banking sector.

At its September 2010 meeting, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a substantial strengthening of existing capital requirements and endorsed the broad agreements it reached in July 2010 on the overall design of its capital and liquidity reform proposals including the definition of capital, the treatment of counterparty credit risk, the leverage ratio and global liquidity standards. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;
•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;
•	The de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and
•
After an observation period beginning in 2011, the liquidity coverage ratio will be introduced on 1 January 2015. The revised net stable funding ratio will move to a minimum standard by 1 January 2018.

RBS is advanced in its planning to implement these new measures and is appropriately well-capitalised with Tangible Equity of £56 billion, Core Tier 1 capital of £48 billion and a Core Tier 1 ratio of 10.2% at 30 September 2010.

Set out below are indicative impacts and timings of the major Basel 2.5 and Basel III proposals on the Group’s Core Tier 1 ratio. These are preliminary estimates and are subject to change; a high degree of uncertainty still remains around implementation details as the appropriate guidelines are yet to be finalised and then converted into rules by the FSA.

A substantial part of the mitigating impacts mentioned in the following paragraphs relate to run-off in the normal course of business and de-leveraging of legacy positions and securitisations, including Non-Core, as well as more ‘industry standard’ actions we are taking to de-risk market and counterparty exposures.

CRD3 (Basel 2.5): Published rules for market risk and re-securitisations. Proposed implementation date 31 December 2011
Estimated impact on pro-forma end 2011 RWAs post mitigation is an increase of £25 billion to £30 billion, split equally between Core GBM and Non-Core. This is lower than previously indicated (c.£60 billion) due to proposed changes to the rules affecting trading book securitisations, along with mitigating actions.

Risk and capital management

Capital (continued)

Basel III Counterparty risk: Proposed implementation date 1 January 2013
Impact on RWAs in 2013 is currently estimated at £45 billion to £50 billion post mitigation and deleveraging, although there may still be movement in the final framework around this risk.

Basel III Securitisations:  Proposed implementation date 1 January 2013
Under the proposals, current deductions under Basel 2 (50% Core Tier 1, 50% Tier 2) for securitisation positions are switched to RWAs weighted at 1250%. This change would add c.£50 billion to RWAs, but reduce deductions from Core Tier 1 and Tier 2 capital by c. £2 billion each as at 30 September 2010. Post the run-off of these securitisation positions and mitigating actions, the impact on end 2012 RWAs is expected to be an increase of £30 billion to £35 billion with a corresponding reduction in deductions from Core Tier 1 and Tier 2 capital of £1.2 billion to £1.4 billion each. The net RWA equivalent of this change assuming a 10% Core Tier 1 ratio would be an increase in RWAs of £18 billion to £20 billion.

Summary RWA Impacts
To illustrate the impact of these changes on Core Tier 1 assume RWAs of c.£600 billion and a Core Tier 1 ratio of 10%.  The impacts referenced above would lower the Core Tier 1 ratio by approximately 1.3%.

Basel III Capital Deductions and Regulatory Adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions.  These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018.  However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions include:
•	Expected loss net of provisions;
•	Deferred Tax Assets not relating to timing differences; and
•	Unrealised losses on available-for-sale securities.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Risk and capital management

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 104) are excluded.  Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.

Risk and capital management (continued)

Credit risk: Country concentration risk

The country risk table below shows credit risk assets  exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below, from either Standard & Poor’s, Moody’s and/or Fitch, and are stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Central and local government	Financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Italy	27	261	2,231	3,476	5,995	3,812	2,183
India	382	1	1,695	3,605	5,683	4,921	762
China	49	76	2,396	978	3,499	3,241	258
Turkey	11	300	536	1,999	2,846	2,178	668
Russia	59	-	822	1,514	2,395	2,076	319
South Korea	1	-	1,434	874	2,309	2,257	52
Mexico	1	-	311	1,235	1,547	1,117	430
Portugal	7	118	433	823	1,381	944	437
Romania	461	81	208	608	1,358	8	1,350
Poland	6	20	150	1,036	1,212	1,088	124
Brazil	5	-	914	292	1,211	1,070	141
Pakistan	114	-	164	769	1,047	99	948

30 June 2010
Italy	28	165	2,210	3,495	5,898	3,607	2,291
India	458	2	1,616	3,800	5,876	5,033	843
China	39	118	1,862	1,097	3,116	2,784	332
Turkey	11	297	555	1,757	2,620	1,742	878
Russia	66	-	217	1,938	2,221	2,024	197
South Korea	1	-	1,537	965	2,503	2,438	65
Mexico	1	42	189	1,339	1,571	1,065	506
Portugal	6	21	414	811	1,252	846	406
Romania	445	80	214	680	1,419	31	1,388
Poland	8	20	94	1,205	1,327	1,175	152
Brazil	4	-	1,127	334	1,465	1,311	154
Pakistan	129	1	197	837	1,164	129	1,035

31 December 2009
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
Russia	41	-	172	2,045	2,258	1,782	476
South Korea	1	-	1,575	1,448	3,024	2,916	108
Mexico	1	2	276	1,304	1,583	694	889
Portugal	5	42	324	1,007	1,378	952	426
Romania	508	102	438	753	1,801	66	1,735
Poland	6	57	85	1,582	1,730	1,617	113
Brazil	3	-	902	423	1,328	1,113	215
Pakistan	137	8	203	573	921	100	821

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry

The following table analyses the balance sheet value of loans and advances to customers excluding reverse repos and disposal groups, by industry and geography (by location of office).

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total (1)
Central and local government	9,766	1,204	10,970	9,527	1,370	10,897	6,128	1,532	7,660
Finance	54,723	8,650	63,373	54,244	8,979	63,223	50,673	9,713	60,386
Individuals – home	139,457	6,351	145,808	132,046	11,933	143,979	127,975	12,932	140,907
Individuals – other	34,129	4,183	38,312	35,167	5,397	40,564	35,313	6,358	41,671
Property	42,269	49,919	92,188	47,769	46,746	94,515	49,054	50,372	99,426
Construction	8,994	3,623	12,617	9,147	3,723	12,870	9,502	5,258	14,760
Manufacturing	26,255	9,339	35,594	28,438	9,894	38,332	30,272	14,402	44,674
Service industries and business activities	97,738	25,983	123,721	100,434	26,538	126,972	100,438	33,638	134,076
Agriculture, forestry and fishing	3,952	158	4,110	3,920	144	4,064	3,726	553	4,279
Finance leases and instalment credit	8,233	9,541	17,774	8,076	10,529	18,605	8,147	11,956	20,103
Interest accruals	847	278	1,125	920	426	1,346	1,179	549	1,728

Loans and advances to customers – gross	426,363	119,229	545,592	429,688	125,679	555,367	422,407	147,263	569,670
Loan impairment provisions	(7,664)	(9,879)	(17,543)	(7,504)	(8,523)	(16,027)	(6,786)	(8,230)	(15,016)

Total loans and advances to customers	418,699	109,350	528,049	422,184	117,156	539,340	415,621	139,033	554,654

By geographical region:
UK domestic
Central and local government	3,942	147	4,089	4,160	183	4,343	2,951	223	3,174
Finance	17,122	3,506	20,628	18,595	3,497	22,092	14,658	2,365	17,023
Individuals – home	97,615	1,695	99,310	95,170	1,775	96,945	90,687	1,896	92,583
Individuals – other	23,395	706	24,101	23,414	768	24,182	24,109	1,136	25,245
Property	14,995	27,862	42,857	18,083	27,877	45,960	18,057	30,802	48,859
Construction	4,390	2,235	6,625	4,500	2,260	6,760	4,493	3,287	7,780
Manufacturing	7,604	2,052	9,656	8,252	2,162	10,414	8,747	2,678	11,425
Service industries and business activities	38,669	10,801	49,470	38,477	10,851	49,328	39,188	12,472	51,660
Agriculture, forestry and fishing	2,891	77	2,968	2,858	78	2,936	2,775	138	2,913
Finance leases and instalment credit	5,487	8,683	14,170	5,192	9,638	14,830	5,343	10,843	16,186
Interest accruals	447	99	546	486	130	616	718	175	893

	216,557	57,863	274,420	219,187	59,219	278,406	211,726	66,015	277,741

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK international (2)
Central and local government	4,260	40	4,300	3,253	46	3,299	1,402	53	1,455
Finance	19,435	3,082	22,517	15,296	3,194	18,490	14,615	3,640	18,255
Individuals – home	439	-	439	427	-	427	1	-	1
Individuals – other	334	7	341	366	7	373	504	1	505
Property	19,867	4,085	23,952	18,912	3,969	22,881	18,350	4,585	22,935
Construction	2,695	336	3,031	2,606	357	2,963	2,471	353	2,824
Manufacturing	4,099	770	4,869	4,953	637	5,590	5,715	577	6,292
Service industries and business activities	22,980	2,747	25,727	23,042	3,303	26,345	23,558	3,393	26,951
Agriculture, forestry and fishing	168	10	178	184	14	198	171	-	171
Interest accruals	2	-	2	-	2	2	-	2	2

	74,279	11,077	85,356	69,039	11,529	80,568	66,787	12,604	79,391

Europe (1)
Central and local government	351	967	1,318	786	1,047	1,833	334	1,164	1,498
Finance	3,430	645	4,075	2,642	1,399	4,041	3,973	904	4,877
Individuals – home	19,726	634	20,360	13,328	5,765	19,093	15,055	6,718	21,773
Individuals – other	2,264	631	2,895	2,111	1,026	3,137	1,877	1,009	2,886
Property	5,490	13,072	18,562	8,474	9,392	17,866	10,812	9,417	20,229
Construction	1,303	845	2,148	1,486	878	2,364	1,946	1,167	3,113
Manufacturing	6,646	5,011	11,657	6,885	5,080	11,965	7,311	8,609	15,920
Service industries and business activities	17,233	7,066	24,299	18,569	6,508	25,077	19,088	9,883	28,971
Agriculture, forestry and fishing	843	70	913	838	52	890	737	356	1,093
Finance leases and instalment credit	377	831	1,208	378	864	1,242	379	1,094	1,473
Interest accruals	129	97	226	131	196	327	165	246	411

	57,792	29,869	87,661	55,628	32,207	87,835	61,677	40,567	102,244

US
Central and local government	214	45	259	207	65	272	196	64	260
Finance	8,440	643	9,083	9,744	719	10,463	9,524	1,771	11,295
Individuals – home	21,271	3,829	25,100	22,715	4,221	26,936	21,842	4,317	26,159
Individuals – other	6,747	2,837	9,584	7,881	3,155	11,036	7,373	3,599	10,972
Property	1,203	3,510	4,713	1,631	3,862	5,493	1,498	3,788	5,286
Construction	455	95	550	479	127	606	490	132	622
Manufacturing	5,358	678	6,036	5,555	1,015	6,570	5,895	1,200	7,095
Service industries and business activities	13,670	3,161	16,831	14,900	3,625	18,525	14,078	4,505	18,583
Agriculture, forestry and fishing	32	-	32	34	-	34	27	-	27
Finance leases and instalment credit	2,323	-	2,323	2,498	-	2,498	2,417	-	2,417
Interest accruals	181	78	259	219	88	307	204	94	298

	59,894	14,876	74,770	65,863	16,877	82,740	63,544	19,470	83,014

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

RoW (3)
Central and local government	999	5	1,004	1,121	29	1,150	1,245	28	1,273
Finance	6,296	774	7,070	7,967	170	8,137	7,903	1,033	8,936
Individuals – home	406	193	599	406	172	578	390	1	391
Individuals – other	1,389	2	1,391	1,395	441	1,836	1,450	613	2,063
Property	714	1,390	2,104	669	1,646	2,315	337	1,780	2,117
Construction	151	112	263	76	101	177	102	319	421
Manufacturing	2,548	828	3,376	2,793	1,000	3,793	2,604	1,338	3,942
Service industries and business activities	5,186	2,208	7,394	5,446	2,251	7,697	4,526	3,385	7,911
Agriculture, forestry and fishing	18	1	19	6	-	6	16	59	75
Finance leases and instalment credit	46	27	73	8	27	35	8	19	27
Interest accruals	88	4	92	84	10	94	92	32	124

	17,841	5,544	23,385	19,971	5,847	25,818	18,673	8,607	27,280

Notes:
(1)	The industry classification for Europe, and consequently total loans and advances to customers at 30 June 2010, have been revised.
(2)	UK international represents transactions concluded through offices in the UK which service international banking transactions.
(3)	Rest of the World.

Key points
●
Total gross loans and advances to customers decreased by £9.8 billion or 2% in Q3 2010, with decreases in manufacturing, service industries and business activities, property and unsecured personal lending being partially offset by the increase in residential mortgages.

●	Residential mortgages increased by £1.8 billion primarily in the UK.

●	Overall property lending declined by £2.3 billion. However, there were increases in certain geographic regions including the Republic of Ireland due to foreign currency movements.

●	US lending declined by £8.0 billion or 10% across most sectors reflecting a lack of demand due to weak housing market, continued high unemployment and foreign currency movements.

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography

The tables below analyse gross loans and advances to customers (excluding reverse repos and disposal groups) and risk elements in lending (REIL) and closing provisions relating to these loans, by industry and geography (by location of office). Finance leases below include instalment credit.

	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Total	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	10,970	-	-	-	-	10,897	-	-	-	-	7,660	-	-	-	-
Finance	63,373	1,014	561	1.6	55.3	63,223	1,156	460	1.8	39.8	60,386	1,539	419	2.5	27.2
Individuals – home	145,808	4,194	753	2.9	18.0	143,979	3,795	732	2.6	19.3	140,907	3,284	551	2.3	16.8
Individuals – other	38,312	3,839	3,129	10.0	81.5	40,564	3,826	3,056	9.4	79.9	41,671	3,940	2,926	9.5	74.3
Property	92,188	19,270	6,273	20.9	32.6	94,515	17,895	5,199	18.9	29.1	99,426	14,318	3,422	14.4	23.9
Construction	12,617	2,225	764	17.6	34.3	12,870	1,749	691	13.6	39.5	14,760	2,232	519	15.1	23.3
Manufacturing	35,594	1,120	515	3.1	46.0	38,332	1,317	544	3.4	41.3	44,674	3,131	2,088	7.0	66.7
Service industries and business activities	123,721	5,381	2,215	4.3	41.2	126,972	5,584	2,220	4.4	39.8	134,076	5,308	1,860	4.0	35.0
Agriculture, forestry and fishing	4,110	173	93	4.2	53.8	4,064	150	69	3.7	46.0	4,279	137	73	3.2	53.3
Finance leases	17,774	837	482	4.7	57.6	18,605	603	348	3.2	57.7	20,103	894	418	4.4	46.8
Interest accruals	1,125					1,346					1,728
Latent			2,758					2,708					2,740

	545,592	38,053	17,543	7.0	46.1	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2
of which:
UK domestic	274,420	18,721	8,500	6.8	45.4	278,406	17,688	8,103	6.4	45.8	277,741	15,791	6,811	5.7	43.1
UK international	85,356	287	134	0.3	46.7	80,568	278	127	0.3	45.7	79,391	313	111	0.4	35.5
Europe	87,661	14,553	6,075	16.6	41.7	87,835	13,313	4,954	15.2	37.2	102,244	13,184	5,292	12.9	40.1
US	74,770	2,465	1,798	3.3	72.9	82,740	2,870	1,915	3.5	66.7	83,014	4,115	2,020	5.0	49.1
RoW	23,385	2,027	1,036	8.7	51.1	25,818	1,926	928	7.5	48.2	27,280	1,380	782	5.1	56.7

	545,592	38,053	17,543	7.0	46.1	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography (continued)

	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Core	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	9,766	-	-	-	-	9,527	-	-	-	-	6,128	-	-	-	-
Finance	54,723	610	408	1.1	66.9	54,244	638	307	1.2	48.1	50,673	1,038	259	2.0	25.0
Individuals – home	139,457	3,910	590	2.8	15.1	132,046	3,076	515	2.3	16.7	127,975	2,670	341	2.1	12.8
Individuals – other	34,129	3,353	2,762	9.8	82.4	35,167	3,361	2,707	9.6	80.5	35,313	3,344	2,560	9.5	76.6
Property	42,269	2,751	613	6.5	22.3	47,769	3,432	755	7.2	22.0	49,054	1,766	468	3.6	26.5
Construction	8,994	486	171	5.4	35.2	9,147	418	210	4.6	50.2	9,502	457	131	4.8	28.7
Manufacturing	26,255	438	246	1.7	56.2	28,438	379	199	1.3	52.5	30,272	491	191	1.6	38.9
Service industries and business activities	97,738	2,307	882	2.4	38.2	100,434	2,518	905	2.5	35.9	100,438	1,762	669	1.8	38.0
Agriculture, forestry and fishing	3,952	111	54	2.8	48.6	3,920	101	46	2.6	45.5	3,726	90	46	2.4	51.1
Finance leases	8,233	231	134	2.8	58.0	8,076	208	124	2.6	59.6	8,147	303	116	3.7	38.3
Interest accruals	847					920					1,179
Latent			1,804					1,736					2,005

	426,363	14,197	7,664	3.3	54.0	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9
of which:
UK domestic	216,557	8,914	4,665	4.1	52.3	219,187	8,574	4,615	3.9	53.8	211,726	7,481	4,171	3.5	55.8
UK international	74,279	167	33	0.2	19.8	69,039	165	29	0.2	17.6	66,787	314	38	0.5	12.1
Europe	57,792	3,280	1,872	5.7	57.1	55,628	3,473	1,730	6.2	49.8	61,677	2,348	1,574	3.8	67.0
US	59,894	961	891	1.6	92.7	65,863	1,001	906	1.5	90.5	63,544	1,497	876	2.4	58.5
RoW	17,841	875	203	4.9	23.2	19,971	918	224	4.6	24.4	18,673	281	127	1.5	45.2

	426,363	14,197	7,664	3.3	54.0	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography (continued)

	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loan	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Non-Core	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	1,204	-	-	-	-	1,370	-	-	-	-	1,532	-	-	-	-
Finance	8,650	404	153	4.7	37.9	8,979	518	153	5.8	29.5	9,713	501	160	5.2	31.9
Individuals – home	6,351	284	163	4.5	57.4	11,933	719	217	6.0	30.2	12,932	614	210	4.7	34.2
Individuals – other	4,183	486	367	11.6	75.5	5,397	465	349	8.6	75.1	6,358	596	366	9.4	61.4
Property	49,919	16,519	5,660	33.1	34.3	46,746	14,463	4,444	30.9	30.7	50,372	12,552	2,954	24.9	23.5
Construction	3,623	1,739	593	48.0	34.1	3,723	1,331	481	35.8	36.1	5,258	1,775	388	33.8	21.9
Manufacturing	9,339	682	269	7.3	39.4	9,894	938	345	9.5	36.8	14,402	2,640	1,897	18.3	71.9
Service industries and business activities	25,983	3,074	1,333	11.8	43.4	26,538	3,066	1,315	11.6	42.9	33,638	3,546	1,191	10.5	33.6
Agriculture, forestry and fishing	158	62	39	39.2	62.9	144	49	23	34.0	46.9	553	47	27	8.5	57.4
Finance leases	9,541	606	348	6.4	57.4	10,529	395	224	3.8	56.7	11,956	591	302	4.9	51.1
Interest accruals	278					426					549
Latent			954					972					735

	119,229	23,856	9,879	20.0	41.4	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0
of which:
UK domestic	57,863	9,807	3,835	16.9	39.1	59,219	9,114	3,488	15.4	38.3	66,015	8,310	2,640	12.6	31.8
UK international	11,077	120	101	1.1	84.2	11,529	113	98	1.0	86.7	12,604	90	73	0.7	81.1
Europe	29,869	11,273	4,203	37.7	37.3	32,207	9,840	3,224	30.6	32.8	40,567	10,745	3,718	26.5	34.6
US	14,876	1,504	907	10.1	60.3	16,877	1,869	1,009	11.1	54.0	19,470	2,618	1,144	13.4	43.7
RoW	5,544	1,152	833	20.8	72.3	5,847	1,008	704	17.2	69.8	8,607	1,099	655	12.8	59.6

	119,229	23,856	9,879	20.0	41.4	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below analyses the Group's loans to banks and customers that are classified as REIL and PPL.

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-accrual loans (1):
- Domestic (2)	7,306	8,596	15,902	7,100	7,924	15,024	6,348	7,221	13,569
- Foreign (2)	5,191	13,769	18,960	5,382	12,526	17,908	4,383	13,859	18,242

	12,497	22,365	34,862	12,482	20,450	32,932	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic (2)	1,610	1,210	2,820	1,470	1,192	2,662	1,135	1,089	2,224
- Foreign (2)	231	282	513	340	320	660	223	731	954

	1,841	1,492	3,333	1,810	1,512	3,322	1,358	1,820	3,178

Total REIL	14,338	23,857	38,195	14,292	21,962	36,254	12,089	22,900	34,989

PPL (4):
- Domestic (2)	332	113	445	292	174	466	137	287	424
- Foreign (2)	36	136	172	179	353	532	135	365	500

Total PPL	368	249	617	471	527	998	272	652	924

Total REIL and PPL	14,706	24,106	38,812	14,763	22,489	37,252	12,361	23,552	35,913

REIL as a % of gross loans to customers (5)	3.3%	19.5%	6.9%	3.3%	16.8%	6.5%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (5)	3.4%	19.7%	7.1%	3.4%	17.3%	6.6%	2.9%	15.5%	6.2%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)
Domestic activities consist of the UK domestic transactions of the Group. Foreign activities comprise the Group’s transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(3)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(5)	Excludes reverse repos and includes gross loans relating to disposal groups.

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL

The table below analyses the Group's loans and advances to banks and customers by division that are classified as REIL, PPL and coverage ratios.

	REIL	PPL	REIL & PPL	Total provision	Provision as a % of REIL	Provision as a % of REIL & PPL
	£m	£m	£m	£m	%	%

30 September 2010
UK Retail	4,994	-	4,994	2,937	59	59
UK Corporate	3,343	299	3,642	1,623	49	45
Wealth	203	35	238	63	31	26
Global Transaction Services	171	11	182	173	101	95
Ulster Bank	3,172	1	3,173	1,289	41	41
US Retail & Commercial	833	-	833	523	63	63

Retail & Commercial	12,716	346	13,062	6,608	52	51
Global Banking & Markets	1,622	22	1,644	1,183	73	72

Core	14,338	368	14,706	7,791	54	53
Non-Core	23,857	249	24,106	9,879	41	41

	38,195	617	38,812	17,670	46	46

30 June 2010
UK Retail	4,845	-	4,845	2,887	60	60
UK Corporate	2,928	245	3,173	1,477	50	47
Wealth	229	48	277	64	28	23
Global Transaction Services	174	13	187	169	97	90
Ulster Bank	3,484	6	3,490	1,321	38	38
US Retail & Commercial	865	-	865	514	59	59

Retail & Commercial	12,525	312	12,837	6,432	51	50
Global Banking & Markets	1,767	159	1,926	1,201	68	62

Core	14,292	471	14,763	7,633	53	52
Non-Core	21,962	527	22,489	8,533	39	38

	36,254	998	37,252	16,166	45	43

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL (continued)

	REIL	PPL	REIL & PPL	Total provision	Provision as a % of REIL	Provision as a % of REIL & PPL
	£m	£m	£m	£m	%	%

31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Retail & Commercial	11,302	161	11,463	6,099	54	53
Global Banking & Markets	1,237	177	1,414	1,298	105	92

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Retail & Commercial	10,289	141	10,430	5,632	55	54
Global Banking & Markets	1,800	131	1,931	1,289	72	67

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL (continued)

The table below details the movement in REIL.
	Quarter ended			Half year ended
	30 September 2010			30 June 2010
	Core	Non-Core	Total	Core	Non-Core	Total
Movement in REIL	£m	£m	£m	£m	£m	£m

At beginning of period	14,292	21,962	36,254	12,089	22,900	34,989
Intra-Group transfers	(1,142)	1,142	-	587	(587)	-
Currency translation and other adjustments	80	791	871	(53)	(614)	(667)
Additions	3,528	3,382	6,910	4,832	5,949	10,781
Disposals, restructurings and repayments	(1,383)	(2,724)	(4,107)	(1,933)	(2,738)	(4,671)
Amounts written-off	(1,037)	(696)	(1,733)	(1,230)	(2,948)	(4,178)

At end of period	14,338	23,857	38,195	14,292	21,962	36,254

Key points
●
Total REIL increased by £1.9 billion in Q3 2010 (£1.3 billion increase in the first half of 2010).  In Core, additions of £3.5 billion were offset by write-offs of £1.0 billion, transfers to Non-Core of £1.1 billion and repayments, restructuring and disposals.

●
REIL and PPL for Core were flat in Q3 2010 relative to Q2 2010. Net increases in Non-Core non-accrual loans of £1.9 billion were mainly due to a deterioration in the Ulster Bank development property portfolio as well as foreign currency movements of £0.9 billion.

Risk and capital management (continued)

Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government
	UK	US	Other	Banks and building societies	ABS	Corporate	Other	Total
External rating	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
AAA	14,825	34,768	48,561	2,914	50,026	1,153	-	152,247
AA to AA+	-	-	19,237	2,913	6,591	855	3	29,599
A to AA-	-	-	10,604	4,593	3,911	2,112	41	21,261
BBB- to A-	-	-	3,386	1,002	3,898	3,342	395	12,023
Non investment grade	-	-	877	190	4,213	2,020	101	7,401
Unrated	-	-	215	197	1,373	1,682	412	3,879

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410

30 June 2010
AAA	20,589	33,836	44,520	3,626	56,330	1,088	-	159,989
AA to AA+	-	-	20,869	3,482	7,367	1,090	11	32,819
A to AA-	-	-	8,762	4,490	4,848	1,680	568	20,348
BBB- to A-	-	-	2,014	864	4,232	2,147	9	9,266
Non investment grade	-	-	1,739	163	4,616	3,075	3	9,596
Unrated	-	-	501	238	1,312	1,619	572	4,242

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558
AA to AA+	-	-	22,003	4,930	8,942	1,429	-	37,304
A to AA-	-	-	13,159	3,770	3,886	1,860	-	22,675
BBB- to A-	-	-	3,847	823	4,243	2,187	-	11,100
Non investment grade	-	-	353	169	3,515	2,042	-	6,079
Unrated	-	-	504	289	1,949	2,601	1,036	6,379

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Key points
•	59% of securities were issued by central and local governments (30 June 2010 – 56%; 31 December 2009 – 54%).

•	67% of securities were AAA rated (30 June 2010 – 68%; 31 December 2009 – 66%).

•
Of the asset-backed securities (ABS) portfolios 71% were AAA rated (30 June 2010 – 72%; 31 December 2009 – 74%) and 51% were guaranteed by G10 governments or covered bonds (30 June 2010 - 48%; 31 December 2009 – 49%).

•	67% of corporate debt securities were investment grade (30 June 2010 – 56%; 31 December 2009 – 63%).

•	Unrated securities declined from £6.4 billion at 31 December 2009 to £4.2 billion at 30 June 2010 and to £3.9 billion at 30 September 2010.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government
	UK	US	Other	Banks and building societies	ABS	Corporate	Other	Total
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390
DFV	1	-	353	3	227	18	1	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410
Short positions	(4,494)	(11,815)	(17,902)	(1,771)	(916)	(3,581)	(660)	(41,139)

Net	10,331	22,953	64,978	10,038	69,096	7,583	292	185,271

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161
DFV	1	-	357	3	234	24	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260
Short positions	(5,609)	(10,002)	(16,890)	(2,171)	(1,768)	(3,053)	(720)	(40,213)

Net	14,980	23,834	61,515	10,692	76,937	7,646	443	196,047

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

Net	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Key points
•
The net increase in HFT debt securities reflects an increase in government securities, partially offset by a reduction in ABS. The increase was primarily in Japanese and Swiss treasury bills and the decrease was due to the sale of US collateralised debt obligations and CLO positions in Non-Core.

•	AFS securities were £10.8 billion lower principally reflecting reductions in GBM as well as in US Retail and Commercial and RBS N.V., adjusting down their liquidity portfolios.

•	The reduction in LAR securities reflected ABS and corporate bond maturities.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses available-for-sale (AFS) debt securities and related AFS reserves relating to debt securities issued by governments and other entities by country for those exceeding £0.5 billion together with the total of those less than £0.5 billion.

	30 September 2010					30 June 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,604	20,140	824	38,568	127	17,194	25,603	900	43,697	745	12,789	24,788	668	38,245	(302)
UK	9,511	4,317	2,487	16,315	(114)	11,584	4,171	2,758	18,513	(68)	18,350	4,372	3,267	25,989	(169)
Germany	11,166	1,409	553	13,128	151	12,027	918	400	13,345	179	12,283	1,036	406	13,725	(24)
Netherlands	3,246	6,939	513	10,698	(31)	4,482	6,503	513	11,498	(324)	4,329	7,522	1,558	13,409	(115)
France	6,645	598	874	8,117	171	7,207	535	914	8,656	86	6,456	543	812	7,811	9
Spain	97	7,087	222	7,406	(898)	108	6,591	217	6,916	(665)	162	8,070	355	8,587	(117)
Japan	3,379	-	66	3,445	-	4,661	-	258	4,919	(2)	1,426	-	100	1,526	(7)
Australia	-	445	1,724	2,169	(32)	-	832	1,670	2,502	(62)	-	581	1,213	1,794	(85)
Italy	968	251	45	1,264	(75)	1,200	248	31	1,479	(77)	1,007	380	72	1,459	(39)
Belgium	815	34	234	1,083	(26)	743	32	270	1,045	48	788	34	397	1,219	(24)
Switzerland	876	-	149	1,025	12	855	-	93	948	13	653	-	28	681	11
Greece	977	-	-	977	(517)	919	-	-	919	(494)	1,389	-	-	1,389	(196)
Singapore	715	13	197	925	3	759	14	182	955	3	564	13	105	682	-
Hong Kong	859	-	9	868	3	819	-	10	829	3	975	-	-	975	-
India	615	-	253	868	3	628	-	184	812	(74)	480	-	-	480	3
Denmark	646	-	171	817	4	660	-	213	873	-	659	-	256	915	2
Republic of Ireland	120	180	468	768	(59)	121	581	421	1,123	(132)	150	529	319	998	(154)
Austria	292	42	232	566	(27)	397	145	10	552	(31)	249	202	142	593	(17)
South Korea	-	500	-	500	(19)	-	164	-	164	-	-	526	-	526	(3)
Luxembourg	150	79	264	493	27	-	186	356	542	20	-	222	307	529	11
Portugal	100	103	55	258	(32)	96	107	41	244	(25)	552	125	45	722	(18)
Other (<£0.5 billion)	1,657	786	450	2,893	(18)	1,777	1,079	554	3,410	(696)	1,605	1,521	2	3,128	(654)

	60,438	42,923	9,790	113,151	(1,347)	66,237	47,709	9,995	123,941	(1,553)	64,866	50,464	10,052	125,382	(1,888)

Risk and capital management (continued)

Credit risk: Derivatives

The table below analyses the fair value of the Group's derivative assets by contract type and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

	< 3 months	3 – 6 months	6 – 12 months	1 – 5 years	> 5 years	Gross assets	Counterparty mtm netting	Net exposure
Contract type	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Exchange rate	31,943	8,260	10,033	24,551	14,741	89,528	(65,366)	24,162
Interest rate	5,598	8,177	11,781	117,241	279,380	422,177	(358,824)	63,353
Credit derivatives	1,323	83	337	13,678	15,389	30,810	(22,719)	8,091
Equity and commodity	1,782	566	284	3,078	580	6,290	(2,443)	3,847

	40,646	17,086	22,435	158,548	310,090	548,805	(449,352)	99,453

Cash collateral held against derivative exposures								(39,507)

Net exposure								59,946

30 June 2010
Exchange rate	29,147	8,394	9,712	23,892	13,948	85,093	(64,879)	20,214
Interest rate	8,277	4,636	14,288	118,683	246,945	392,829	(323,262)	69,567
Credit derivatives	375	141	455	19,357	18,653	38,981	(29,462)	9,519
Equity and commodity	1,090	1,133	311	2,936	498	5,968	(4,094)	1,874

	38,889	14,304	24,766	164,868	280,044	522,871	(421,697)	101,174

Cash collateral held against derivative exposures								(36,709)

Net exposure								64,465

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Key points
•	Exchange and interest rate contracts fair values increased during Q3 2010, primarily due to changes in interest rates, currency movements and higher trading volumes.

•
Credit derivative fair values and net exposures declined during the quarter primarily due to restructuring of certain monoline exposures, tightening credit spreads, and also foreign currency effects. The value of the APS credit derivative decreased by £0.8 billion.

Risk and capital management (continued)

Funding and liquidity risk

The objective of the Group’s funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due.  Liquidity management within the Group specifies prudent limits and controls over risk arising from maturity mismatch across the balance sheet and exposure to undrawn commitments or contingent obligations.

The Group has a highly diversified funding structure which avoids excessive reliance on any particular source. Funding is raised through various distribution channels, from a wide range of investors and clients.

The table below shows the composition of the Group’s primary funding sources, excluding repurchase agreements.

	30 September 2010		30 June 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks	80,186	10.5	96,614	12.7	115,642	14.3

Debt securities in issue:
- Commercial paper	30,424	4.0	30,865	4.1	44,307	5.5
- Certificates of deposits	50,497	6.6	45,888	6.0	58,195	7.2
- Medium-term notes and other bonds	133,403	17.5	122,981	16.1	125,800	15.6
- Securitisations	20,759	2.7	17,583	2.3	18,027	2.2

	235,083	30.8	217,317	28.5	246,329	30.5

Subordinated liabilities	27,890	3.6	27,523	3.6	31,538	3.9

Total wholesale funding	343,159	44.9	341,454	44.8	393,509	48.7
Customer deposits	420,639	55.1	420,890	55.2	414,251	51.3

	763,798	100.0	762,344	100.0	807,760	100.0
Key points
•
The Group has continued to reduce reliance on wholesale funding and diversify funding sources. Debt securities in issue increased as issuance of long-term debt securities and securitisation of UK retail mortgages exceeded maturities in the period. Deposits by banks decreased by 17% in Q3 2010.

•	The Group has increased the proportion of its funding from customer deposits during 2010, from 51% at 31 December 2009 to 55% at 30 September 2010.

•
The Group was able to reduce short-term unsecured wholesale borrowing by £20 billion to £178 billion (including £77 billion of deposits from banks) from £198 billion at 30 June 2010 (including £92 billion of deposits from banks). The successful medium-term notes, covered bond and RMBS issuances in the quarter contributed to this reduction. These programmes tapped markets in multiple currencies, geographies and maturities. The impact was to strengthen the overall liability structure of the Group.

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the Group’s debt securities and subordinated liabilities (sub-debt) by maturity.

	30 September 2010				30 June 2010				31 December 2009
	Debt securities in issue	Sub- debt	Total		Debt securities in issue	Sub- debt	Total		Debt securities in issue	Sub- debt	Total
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%

< 1 year	99,714	1,660	101,374	38.5	103,630	2,422	106,052	43.3	136,901	2,144	139,045	50.0
1-5 years	90,590	10,371	100,961	38.4	77,266	7,575	84,841	34.7	70,437	4,235	74,672	26.9
> 5 years	44,779	15,859	60,638	23.1	36,421	17,526	53,947	22.0	38,991	25,159	64,150	23.1

	235,083	27,890	262,973	100.0	217,317	27,523	244,840	100.0	246,329	31,538	277,867	100.0

Key points
•	The Group has improved its funding and liquidity position by extending the average maturity of debt securities in issue.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased in 2010 from 50% at 31 December 2009 to 57% at 30 June 2010 and 62% at 30 September 2010.

The table below shows the amount and type of debt securities issued by the Group with a maturity of one year or greater, by quarter for year-to-date 2010 and 2009.

	Quarter ended				Quarter ended
	31 March 2010	30 June 2010	30 September 2010	Nine months ended 30 September 2010	31 March 2009	30 June 2009	30 September 2009	Nine months ended 30 September 2009
	£m	£m	£m	£m	£m	£m	£m	£m

Public
- unsecured	3,976	1,882	6,254	12,112	-	3,123	4,062	7,185
- unsecured: guaranteed	-	-	-		8,804	4,520	858	14,182
- secured	-	1,030	5,286	6,316	-	-		-
Private
- unsecured	4,158	2,370	6,299	12,827	1,637	2,654	6,053	10,344
- unsecured: guaranteed	-	-	-	-	6,493	2,428	-	8,921

Gross issuance	8,134	5,282	17,839	31,255	16,934	12,725	10,973	40,632

In addition there was further term issuance in October of £3.9 billion bringing year-to-date issuance to £35.2 billion. This exceeds the original full year target of £25 billion.

The Group also executes other long-term funding arrangements (predominately term repurchase agreements) not reflected in the analysis above.

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the residual maturity and currency breakdown of long-term debt securities issued in 2010.

Residual maturity	£m	%

< 1 year	836	2.7
1-3 years	8,208	26.3
3-5 years	6,889	22.0
5-10 years	8,356	26.7
> 10 years	6,966	22.3

	31,255	100.0

Currency	£m	%

GBP	3,842	12.3
EUR	15,719	50.3
USD	8,540	27.3
Other	3,154	10.1

	31,255	100.0

Key points
•
Term funding markets improved in Q3 2010 as European sovereign concerns subsided. The Group issued more term funding in Q3 2010 than in the first half of 2010 and accessed unsecured and secured markets in the US, Europe, Asia, Australia and the UK.

•
The Group’s €15 billion covered bond programme, launched in April 2010, is an important step in diversifying funding sources across product types and markets. To date, €4.75 billion of covered bonds with maturities ranging between 3 and 10 years were issued from this programme.

•
During Q3 2010, the Group executed its largest ever public issuance in the Australian dollar market and its first public Singapore dollar bond issuance. The Group also executed a £4.6 billion public RMBS issuance, which is the largest public transaction in this market since 2007.

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the composition of the Group’s liquidity portfolio. The Group has refined the presentation of its liquidity portfolio. Treasury bills and government bonds which were previously reported under Central Group Treasury portfolio, Unencumbered collateral and Other liquid assets  are now included in their respective asset classes.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
Liquidity portfolio	£m	£m	£m	£m

Cash and balances at central banks	56,661	29,591	42,008	51,500
Treasury bills	15,167	16,086	24,030	30,010
Central and local government bonds
- AAA rated governments (1)	31,251	41,865	36,148	30,140
- AA- to AA+ rated governments	1,618	1,438	1,858	2,011
- governments rated below AA	1,189	1,149	1,766	1,630
- local government	5,981	5,692	6,216	5,706
	40,039	50,144	45,988	39,487
Unencumbered collateral (2)
- AAA rated	16,071	16,564	23,048	20,246
- below AAA rated and other high quality assets	22,636	24,584	29,817	29,418
	38,707	41,148	52,865	49,664

Total liquidity portfolio	150,574	136,969	164,891	170,661

Notes:
(1)	Includes AAA rated US government guaranteed agencies.
(2)	Includes assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio increased by £14 billion to £151 billion in the quarter.  Within this, cash and balances at central banks increased by £27 billion to £57 billion. The Group manages the composition of its liquidity portfolio based on a number of considerations. These include market opportunities, internal and external liquidity metrics and potential near term cash requirements.  Further, during Q3 2010, US Retail & Commercial and RBS N.V. reduced their G10 government securities as part of their respective balance sheet restructurings.

•
The Group is targeting a total liquidity portfolio of £150 billion as part of its strategic plan. However, the final level will be influenced by balance sheet size, maturity profile and regulatory requirements.

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows recent trends for the Group’s loan to deposit ratio and customer funding gap.

	Loan to deposit ratio		Customer funding
	Group	Core	gap Group
	%	%	£bn

30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142
30 September 2009	142	108	164
30 June 2009	145	110	178
31 March 2009	150	118	225
31 December 2008	151	118	233

Notes:
(1)	Excludes repurchase agreements, bancassurance deposits to 31 March 2010 and loans are net of provisions.
(2)
Adjusting for customer loans and deposits classified as held-for-trading and designated as at fair value under IFRS (see note 10 Financial instruments classification on page 74 to 76), the loan to deposit ratio and customer funding gap at 30 September 2010 were 123% and £94 billion, respectively.

Key point
•
The loan to deposit ratio improved by 200 basis points in Q3 2010 to 126% and the customer funding gap narrowed by £11 billion to £107 billion at 30 September 2010, due primarily to a reduction in Non-Core customer loans.

Risk and capital management (continued)

Funding and liquidity risk (continued)

The table below shows the Group’s net stable funding ratio (NSFR), the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity, computed in accordance with guidance issued by the Basel Committee in July 2010.

	30 September 2010		30 June 2010		31 December 2009
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	77	77	79	79	80	80	100
Wholesale funding > 1 year	165	165	143	143	144	144	100
Wholesale funding < 1 year	178	-	198	-	249	-	-
Derivatives	543	-	509	-	422	-	-
Repurchase agreements	129	-	115	-	106	-	-
Customer deposits	421	379	421	379	415	374	90
Other (2)	116	-	116	-	106	-	-

Total liabilities and equity	1,629	621	1,581	601	1,522	598

Cash	61	-	30	-	52	-	-
Inter bank lending	60	-	54	-	49	-	-
Debt securities	226	45	236	47	249	50	20
Derivatives	549	-	523	-	438	-	-
Reverse repurchase agreements	93	-	87	-	76	-	-
Advances < 1 year	132	66	135	67	139	69	50
Advances >1 year	396	368	404	376	416	387	See note (3)
Other (4)	112	112	112	112	103	103	100

Total assets	1,629	591	1,581	602	1,522	609

Undrawn commitments	267	13	271	14	289	14	5
Total assets and undrawn commitments	1,896	604	1,852	616	1,811	623
Net stable funding ratio		103%		98%		96%

Notes:
(1)	Available stable funding.
(2)	Deferred taxation, insurance liabilities and other liabilities.
(3)	Residential mortgages > 1 year are weighted at 65%; remainder is weighted at 100%.
(4)	Prepayments, accrued income, deferred taxation and other assets.

Key points
•
The Group’s NSFR increased from 98% as at 30 June 2010 to 103% as at 30 September 2010, primarily due to an increase in wholesale funding with maturity greater than one year and a reduction in customer loans.

•	The NSFR will continue to be refined over time in line with regulatory developments.

Risk and capital management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), scenario analyses, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading. Trading VaR relates to the main trading activities of the Group and non-trading VaR reflects reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the ongoing review and analysis of the suitability of the Group’s VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the Group’s regulatory model in 2010. The credit crisis in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the Group’s US and European businesses by replacing the absolute spread based approach with a more reliable and granular relative price based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

•
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon therefore, events more severe than those in the historical data series cannot be predicted;

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

•	VaR that uses a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and capital management (continued)

Market risk (continued)

The following tables analyse the VaR for the Group’s trading and non-trading portfolios excluding Structured Credit Portfolios (SCP) for the last four quarters, segregated by type of market risk exposure, and between Core, Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	30 September 2010				30 June 2010				31 March 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	50.5	74.3	74.3	38.6	44.2	42.8	60.4	33.7	47.5	54.4	64.2	32.5	38.8	50.5	59.8	28.1
Credit spread	214.0	190.8	243.2	174.5	167.4	203.0	203.2	125.5	148.8	163.3	191.5	113.0	165.4	174.8	194.7	146.7
Currency	15.4	16.7	26.2	9.3	22.6	21.4	28.0	15.6	18.6	22.2	24.7	13.9	18.9	20.7	25.5	14.6
Equity	7.2	5.4	17.9	2.7	9.6	6.7	12.0	6.6	11.3	8.2	17.3	6.6	11.1	13.1	19.8	2.7
Commodity	8.9	13.8	15.7	3.2	10.9	8.1	15.8	6.7	10.6	10.8	14.0	8.3	14.9	8.9	32.1	6.6
Diversification		(119.2)				(71.5)				(126.4)				(86.1)

Total	213.1	181.8	252.1	156.1	165.1	210.5	210.5	120.6	140.6	132.5	204.7	103.0	158.8	181.9	188.8	128.7

Core	123.8	115.0	153.4	99.6	103.6	118.1	129.0	81.4	87.2	82.4	145.4	58.9	112.9	127.3	135.4	92.8
CEM	74.7	73.0	82.4	70.4	52.5	75.5	76.5	30.6	37.5	33.6	41.2	30.3	38.5	38.6	41.0	34.3
Core excluding CEM	84.2	78.4	96.5	72.0	85.9	78.6	104.9	71.5	79.5	73.5	108.7	53.6	93.0	97.4	116.5	70.6

Non-Core	135.7	101.8	169.4	97.5	96.1	104.9	108.1	82.7	84.6	87.1	98.8	63.2	78.0	84.8	100.3	58.6

Key points

•
The average and maximum credit spread and Non-Core VaR increased overall in Q3 2010 compared with Q2 2010 due to the Group’s exit from some highly structured Non-Core positions which, due to their complexity and layering, required unwinding with different counterparties over different periods.  The timing of the unwind led to an increased VaR for a limited time during the quarter. The exit was completed in October 2010.

•	The Core VaR remained within the expected range reflecting the day-to-day trading activities.

Risk and capital management (continued)

Market risk (continued)

	30 September 2010				30 June 2010				31 March 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.9	6.8	24.2	6.3	8.8	10.1	11.2	6.5	10.9	11.4	13.6	8.8	12.2	15.0	16.0	9.1
Credit spread	129.1	119.5	139.3	119.4	139.5	125.1	155.1	123.0	169.5	152.7	227.2	150.6	214.8	209.5	227.9	200.5
Currency	2.8	2.0	6.1	1.5	2.1	3.4	7.6	0.9	1.4	0.9	4.9	0.3	1.6	0.6	7.0	0.5
Equity	0.4	0.5	0.5	0.3	0.4	0.4	0.8	0.3	1.3	0.8	3.4	0.2	2.8	2.3	3.4	1.7
Diversification		(22.9)				(22.4)				(13.3)				(31.6)

Total	118.8	105.9	126.5	105.9	132.3	116.6	156.4	115.0	164.3	152.5	216.2	145.5	200.4	195.8	212.6	187.4

Core	49.6	46.0	58.2	42.1	50.7	31.9	77.8	30.6	93.2	76.2	145.7	76.2	131.0	129.4	140.7	115.7
Non-Core	80.4	76.6	85.3	76.2	84.9	85.5	94.7	70.2	76.2	72.5	79.6	72.5	80.1	72.9	90.9	72.9

Key point
•	The overall reduction in total VaR was primarily driven by reduced credit spread risk during Q3 2010 as a result of disposals of some uninsured super senior tranches of CDOs and AFS assets.

VaR is not always the most appropriate measure of risk for assets in the non-trading book, particularly for those in Non-Core which will diminish over time as the asset inventory is sold down. To better represent the risk of the non-traded portfolios, the table above analyses the VaR for the non-trading portfolios but excludes SCP in Non-Core. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class and are managed on both an asset and RWA basis.  This portfolio continues to be rundown as part of the Group’s Non-Core disposal strategy.

Risk and capital management (continued)

Market risk: Structured credit portfolio (continued)

	Drawn notional (years)							Fair value (years)
	1-2	2-3	3-4	4-5	5-10	>10	Total	1-2	2-3	3-4	4-5	5-10	>10	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

CDOs
30 September 2010	-	84.3	-	19.3	99.3	518.9	721.8	-	79.2	-	16.6	85.5	177.2	358.5
30 June 2010	-	75.0	29.8	20.2	90.1	624.2	839.3	-	70.3	23.3	17.2	80.1	232.5	423.4
31 March 2010	42.5	0.7	17.1	16.5	114.7	626.2	817.7	25.5	0.7	15.6	9.9	97.8	208.1	357.6
31 December 2009	-	39.9	18.8	17.4	107.2	593.5	776.8	-	23.9	16.4	3.5	89.7	192.7	326.2

CLOs
30 September 2010	-	19.1	35.0	7.3	365.8	793.2	1,220.4	-	17.6	30.8	7.1	324.5	627.0	1,007.0
30 June 2010	-	20.0	36.7	10.8	438.8	1,004.5	1,510.8	-	18.3	31.8	10.4	389.9	810.4	1,260.8
31 March 2010	-	19.8	19.8	39.6	752.2	1,084.0	1,915.4	-	18.1	17.9	35.2	672.0	879.6	1,622.8
31 December 2009	-	-	18.5	47.1	684.8	1,113.6	1,864.0	-	-	16.8	41.3	593.5	895.6	1,547.2

MBS (1)
30 September 2010	-	46.4	28.8	5.5	403.9	590.8	1,075.4	-	34.8	26.5	4.1	264.6	379.0	709.0
30 June 2010	-	42.5	19.0	38.1	393.6	688.7	1,181.9	-	31.4	17.9	32.9	254.5	419.5	756.2
31 March 2010	-	-	50.6	30.9	436.2	824.1	1,341.8	-	-	38.6	27.0	273.0	514.0	852.6
31 December 2009	-	-	42.3	36.4	424.0	820.0	1,322.7	-	-	31.2	28.8	251.4	468.4	779.8

Other ABS
30 September 2010	58.0	66.5	210.7	56.8	485.1	547.9	1,425.0	50.1	62.5	183.4	52.1	414.3	368.2	1,130.6
30 June 2010	67.5	85.0	297.9	58.6	547.8	607.4	1,664.2	61.2	79.5	239.3	52.8	454.6	386.8	1,274.2
31 March 2010	78.6	19.8	192.5	250.6	555.5	604.2	1,701.2	70.0	18.8	153.6	221.1	462.6	381.2	1,307.3
31 December 2009	81.5	19.4	99.0	331.7	521.5	572.9	1,626.0	67.7	18.1	75.6	275.0	394.0	324.9	1,155.3

Total
30 September 2010	58.0	216.3	274.5	88.9	1,354.1	2,450.8	4,442.6	50.1	194.1	240.7	79.9	1,088.9	1,551.4	3,205.1
30 June 2010	67.5	222.5	383.4	127.7	1,470.3	2,924.8	5,196.2	61.2	199.5	312.3	113.3	1,179.1	1,849.2	3,714.6
30 March 2010	121.1	40.3	280.0	337.6	1,858.6	3,138.5	5,776.1	95.5	37.6	225.7	293.2	1,505.4	1,982.9	4,140.3
31 December 2009	81.5	59.3	178.6	432.6	1,737.5	3,100.0	5,589.5	67.7	42.0	140.0	348.6	1,328.6	1,881.6	3,808.5
Note:
(1)
Mortgage-backed securities (MBS) include sub-prime RMBS with a notional amount of £476.7 million (30 June 2010 - £562.3 million; 31 March 2010 - £696.6 million; 31 December 2009 - £681.7 million) and a fair value of £316.0 million (30 June 2010 - £349.5 million; 31 March 2010 - £457.7 million; 31 December 2009 - £415.1 million), all with residual maturities of greater than 10 years.

Risk and capital management (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s credit market activities, the majority of which reside in Non-Core and, to a lesser extent, Global Banking & Markets, US Retail & Commercial and Group Treasury.  For certain disclosures – credit valuation adjustments, leveraged finance and conduits - the information presented has been analysed between the Group’s Core and Non-Core businesses.

Asset-backed securities (ABS)
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.  The table below analyses the carrying value of the Group’s debt securities.

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Securities issued by central and local governments	132.5	132.8	134.1
Asset-backed securities	70.0	78.7	87.6
Securities issued by corporates, US federal agencies and other entities	12.1	11.9	13.4
Securities issued by banks and building societies	11.8	12.9	14.0

Total debt securities	226.4	236.3	249.1

The Group’s credit market activities gave rise to risk concentrations in ABS. The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.  Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), ABS collateralised debt obligations and collateralised loan obligations (CLOs) and other ABS. In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The tables on pages 119 to 121 summarise the gross and net exposures and carrying values of these securities by geography – US, UK, Europe other than UK and Rest of the World (RoW) and by measurement classification – held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated as at fair value through profit or loss (DFV) – of the underlying assets at 30 September 2010, 30 June 2010 and 31 December 2009. Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification

The table below analyses the gross exposures, carrying values and net exposures of these ABS by geography of the underlying assets and by measurement classification.

	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Gross exposure
RMBS: G10 governments	20,924	17	6,592	-	27,533	11,519	16,014	-	-
RMBS: covered bond	137	208	8,580	-	8,925	-	8,925	-	-
RMBS: prime	1,897	4,324	1,845	196	8,262	2,836	5,291	134	1
RMBS: non-conforming	1,241	2,109	92	-	3,442	679	1,331	1,432	-
RMBS: sub-prime	852	499	141	221	1,713	934	565	214	-
CMBS	2,883	1,704	1,667	100	6,354	3,203	1,553	1,393	205
CDOs	11,776	141	466	3	12,386	7,519	4,746	121	-
CLOs	5,936	106	1,312	424	7,778	1,673	5,674	431	-
Other ABS	2,847	1,346	2,715	2,675	9,583	1,971	4,967	2,645	-

	48,493	10,454	23,410	3,619	85,976	30,334	49,066	6,370	206

Carrying value
RMBS: G10 governments	21,276	17	6,167	-	27,460	11,526	15,934	-	-
RMBS: covered bond	141	215	7,864	-	8,220	-	8,220	-	-
RMBS: prime	1,493	3,751	1,279	192	6,715	2,152	4,470	92	1
RMBS: non-conforming	1,030	1,993	92	-	3,115	550	1,133	1,432	-
RMBS: sub-prime	654	336	120	202	1,312	718	387	207	-
CMBS	2,843	1,463	1,085	75	5,466	2,448	1,383	1,409	226
CDOs	2,606	89	262	-	2,957	920	1,924	113	-
CLOs	5,142	74	899	284	6,399	1,004	5,022	373	-
Other ABS	2,697	1,144	2,557	1,970	8,368	1,157	4,450	2,761	-

	37,882	9,082	20,325	2,723	70,012	20,475	42,923	6,387	227

Net exposure
RMBS: G10 governments	21,276	17	6,167	-	27,460	11,526	15,934	-	-
RMBS: covered bond	141	215	7,864	-	8,220	-	8,220	-	-
RMBS: prime	1,321	3,107	732	184	5,344	787	4,464	92	1
RMBS: non-conforming	1,027	1,993	92	-	3,112	547	1,133	1,432	-
RMBS: sub-prime	304	242	112	171	829	300	322	207	-
CMBS	1,146	1,310	679	50	3,185	905	841	1,393	46
CDOs	600	49	242	-	891	308	470	113	-
CLOs	1,268	64	762	45	2,139	708	1,058	373	-
Other ABS	2,203	916	2,555	1,970	7,644	561	4,441	2,642	-

	29,286	7,913	19,205	2,420	58,824	15,642	36,883	6,252	47

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Gross exposure
RMBS: G10 governments	23,790	16	6,283	-	30,089	9,973	20,116	-	-
RMBS: covered bond	127	193	7,975	-	8,295	-	8,295	-	-
RMBS: prime	1,942	4,869	2,681	849	10,341	4,886	5,277	177	1
RMBS: non-conforming	1,255	2,205	118	-	3,578	594	1,483	1,499	2
RMBS: sub-prime	1,244	394	175	246	2,059	1,049	779	231	-
CMBS	3,802	1,873	1,524	96	7,295	3,827	1,712	1,540	216
CDOs	14,714	129	484	-	15,327	10,119	5,078	129	1
CLOs	9,216	114	1,608	378	11,316	4,410	6,424	482	-
Other ABS	3,512	1,199	3,016	2,013	9,740	1,496	5,081	3,163	-

	59,602	10,992	23,864	3,582	98,040	36,354	54,245	7,221	220

Carrying value
RMBS: G10 governments	24,461	16	5,799	-	30,276	10,077	20,199	-	-
RMBS: covered bond	131	195	7,290	-	7,616	-	7,616	-	-
RMBS: prime	1,724	3,884	2,253	256	8,117	3,359	4,597	161	-
RMBS: non-conforming	961	2,084	118	-	3,163	426	1,238	1,499	-
RMBS: sub-prime	674	254	143	227	1,298	596	482	220	-
CMBS	3,337	1,556	1,026	70	5,989	2,764	1,549	1,444	232
CDOs	3,566	64	291	-	3,921	1,768	2,029	124	-
CLOs	7,996	82	1,159	235	9,472	3,351	5,682	438	1
Other ABS	3,010	1,085	2,820	1,938	8,853	1,273	4,317	3,262	1

	45,860	9,220	20,899	2,726	78,705	23,614	47,709	7,148	234

Net exposure
RMBS: G10 governments	24,461	16	5,799	-	30,276	10,077	20,199	-	-
RMBS: covered bond	131	195	7,290	-	7,616	-	7,616	-	-
RMBS: prime	1,669	3,001	1,452	176	6,298	1,538	4,597	162	1
RMBS: non-conforming	958	2,084	118	-	3,160	423	1,238	1,499	-
RMBS: sub-prime	237	242	135	194	808	236	352	220	-
CMBS	2,608	1,398	663	46	4,715	863	1,986	1,444	422
CDOs	1,098	23	269	-	1,390	722	544	124	-
CLOs	1,297	56	920	43	2,316	451	1,426	438	1
Other ABS	2,475	1,057	2,792	1,937	8,261	812	4,318	3,131	-

	34,934	8,072	19,438	2,396	64,840	15,122	42,276	7,018	424

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2009
Gross exposure
RMBS: G10 governments	26,644	17	7,016	94	33,771	13,536	20,235	-	-
RMBS: covered bond	49	297	9,019	-	9,365	-	9,365	-	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	5,761	848	147
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	1,498	1,474	-
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	1,020	479	17
CMBS	3,422	1,781	1,420	75	6,698	2,936	1,842	1,711	209
CDOs	12,382	329	571	27	13,309	9,080	3,923	305	1
CLOs	9,092	166	2,169	1,173	12,600	5,346	6,581	673	-
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	5,252	3,985	18

	61,150	12,708	30,116	3,721	107,695	42,351	55,477	9,475	392

Carrying value
RMBS: G10 governments	26,984	17	6,870	33	33,904	13,397	20,507	-	-
RMBS: covered bond	50	288	8,734	-	9,072	-	9,072	-	-
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	5,643	583	141
RMBS: non-conforming	958	1,957	128	-	3,043	389	1,180	1,474	-
RMBS: sub-prime	977	314	146	387	1,824	779	704	324	17
CMBS	3,237	1,305	924	43	5,509	2,279	1,637	1,377	216
CDOs	3,275	166	400	27	3,868	2,064	1,600	203	1
CLOs	6,736	112	1,469	999	9,316	3,296	5,500	520	-
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	4,621	3,443	19

	47,799	9,866	27,049	2,888	87,602	28,820	50,464	7,924	394

Net exposure
RMBS: G10 governments	26,984	17	6,870	33	33,904	13,397	20,507	-	-
RMBS: covered bond	50	288	8,734	-	9,072	-	9,072	-	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	5,480	584	142
RMBS: non-conforming	948	1,957	128	-	3,033	379	1,180	1,474	-
RMBS: sub-prime	565	305	137	290	1,297	529	427	324	17
CMBS	2,245	1,228	595	399	4,467	1,331	1,556	1,377	203
CDOs	743	124	382	26	1,275	521	550	203	1
CLOs	1,636	86	1,104	39	2,865	673	1,672	520	-
Other ABS	2,117	839	4,331	1,145	8,432	483	4,621	3,309	19

	37,724	8,591	25,299	2,104	73,718	20,480	45,065	7,791	382

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings of ABS carrying values.  Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA	AA to AA+	A to AA-	BBB- to A-	Non investment grade	Unrated	Total
	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Carrying value
RMBS: G10 governments	25,883	1,555	22	-	-	-	27,460
RMBS: covered bond	7,649	309	262	-	-	-	8,220
RMBS: prime	4,852	496	260	196	846	65	6,715
RMBS: non-conforming	1,748	115	115	451	649	37	3,115
RMBS: sub-prime	312	150	227	48	476	99	1,312
CMBS	3,131	479	1,156	434	258	8	5,466
CDOs	514	422	317	217	1,376	111	2,957
CLOs	2,437	1,830	648	850	275	359	6,399
Other ABS	3,499	1,235	904	1,702	333	695	8,368

	50,025	6,591	3,911	3,898	4,213	1,374	70,012

30 June 2010
Carrying value
RMBS: G10 governments	28,773	1,375	128	-	-	-	30,276
RMBS: covered bond	7,297	85	111	16	-	107	7,616
RMBS: prime	5,887	761	566	157	717	29	8,117
RMBS: non-conforming	1,823	168	72	385	704	11	3,163
RMBS: sub-prime	357	114	223	17	513	74	1,298
CMBS	3,678	509	1,095	438	254	15	5,989
CDOs	717	507	297	582	1,631	187	3,921
CLOs	4,556	2,649	1,184	595	432	56	9,472
Other ABS	3,242	1,199	1,172	2,042	365	833	8,853

	56,330	7,367	4,848	4,232	4,616	1,312	78,705

31 December 2009
Carrying value
RMBS: G10 governments	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating (continued)

Key points
•
ABS carrying values decreased by 11%, from £78.7 billion at 30 June 2010 to £70.0 billion at 30 September 2010, principally due to sales and maturities of £18.6 billion, foreign exchange movements of £1.1 billion, partially offset by additions of £10.9 billion and fair value increases of £0.1 billion.

•	US government-backed securities were £21.3 billion at 30 September 2010 (30 June 2010 - £24.5 billion; 31 December 2009 - £27.0 billion). This comprised:

• HFT securities of £11.5 billion up from £10.1 billion at 30 June 2010, reflecting reinvestment by GBM mortgage trading of US agency positions following market developments.

•
AFS exposures of £9.8 billion (30 June 2010 - £14.4 billion; 31 December 2009 - £13.6 billion) of liquidity portfolios in US Retail & Commercial; the decrease reflected balance sheet restructuring during the quarter.

•	Dutch government guaranteed RMBS exposures in Group Treasury’s liquidity portfolio increased by £0.4 billion to £6.2 billion at 30 September 2010 reflecting exchange rate movements.

•
Covered bonds, significantly all issued by Dutch and Spanish financial institutions, also in Group Treasury’s liquidity portfolio, increased by £0.6 billion to £8.2 billion, mainly due to exchange rate movements.

•	CDOs and CLOs decreased by £1.0 billion and £3.1 billion to £3.0 billion and £6.4 billion respectively, reflecting monoline related restructuring as well as disposals of US positions in Non-Core.

•	AAA rated assets decreased from £56.3 billion at 30 June 2010 to £50.0 billion at 30 September 2010, primarily as a result of disposals of US agency and prime securities as well as CLOs.
•	Life-to-date net valuation losses on ABS held at 30 September 2010, including impairment provisions, were £16.0 billion (30 June 2010 - £19.3 billion; 31 December 2009 - £20.1 billion) comprising:

•
RMBS: £3.1 billion (30 June 2010 - £3.9 billion; 31 December 2009 - £3.6 billion), of which £0.2 billion (30 June 2010 - £0.6 billion; 31 December 2009 - £0.7 billion) was in US sub-prime and £2.6 billion (30 June 2010 - £2.9 billion; 31 December 2009 - £2.3 billion) on European assets of which £1.1 billion related to Group Treasury’s AFS liquidity portfolio, reflecting recent market events.

• CMBS: £0.9 billion (30 June 2010 - £1.3 billion; 31 December 2009 - £1.2 billion) of primarily European assets.

•
CDOs and CLOs of £9.4 billion (30 June 2010 - £11.4 billion; 31 December 2009 - £9.4 billion) and £1.4 billion (30 June 2010 - £1.8 billion; 31 December 2009 - £3.3 billion) respectively, significantly all relating to US assets in Non-Core. Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure. The decrease in CDOs and CLOs primarily reflects monoline related restructuring as well as small disposals of US positions.

• Other ABS: £1.2 billion (30 June 2010 - £0.9 billion; 31 December 2009 - £2.6 billion).

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments

Credit valuation adjustments (CVA) represent an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.  The table below details the Group’s CVA by type of counterparty.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Monoline insurers	2,678	3,599	3,870	3,796
CDPCs	622	791	465	499
Other counterparties	1,937	1,916	1,737	1,588

Total CVA adjustments	5,237	6,306	6,072	5,883

Monoline insurers

The table below summarises the Group’s exposure to monolines, all of which are in Non-Core.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Gross exposure to monolines	4,445	5,495	6,189	6,170
Hedges with financial institutions	(70)	(73)	(548)	(531)
Credit valuation adjustment	(2,678)	(3,599)	(3,870)	(3,796)

Net exposure to monolines	1,697	1,823	1,771	1,843

CVA as a % of gross exposure	60%	65%	63%	62%

Counterparty and credit risk RWAs	£19.1bn	£25.5bn *	£8.6bn	£13.7bn
* revised

The net effect to the income statement relating to monoline exposures is shown below:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at beginning of quarter	(3,599)	(3,870)	(3,796)	(6,300)
Credit valuation adjustment at end of quarter	(2,678)	(3,599)	(3,870)	(3,796)

Decrease/(increase) in credit valuation adjustment	921	271	(74)	2,504
Net (debit)/credit relating to realisation, hedges, foreign exchange and other movements	(687)	(270)	214	(2,125)
Net credit relating to reclassified debt securities	(16)	(130)	(90)	(1,040)

Net credit/(debit) to income statement (1)	218	(129)	50	(661)

Note:
(1)	Comprises £8 million of reversals of impairment losses and £19 million of other income relating to reclassified debt securities. Income from trading activities was £191 million in Q3 2010.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating.  Credit ratings are based on those from rating agencies, Standard & Poor’s and Moody’s.  Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: protected assets	Gross exposure	CVA	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

30 September 2010
A to AA-	6,641	5,616	1,025	376	-	649
Non investment grade	8,661	5,241	3,420	2,302	70	1,048

	15,302	10,857	4,445	2,678	70	1,697

Of which:
CDOs	1,146	230	916	602
RMBS	3	2	1	-
CMBS	4,226	2,284	1,942	1,336
CLOs	6,969	6,265	704	273
Other ABS	2,407	1,742	665	343
Other	551	334	217	124

	15,302	10,857	4,445	2,678

30 June 2010
A to AA-	7,474	6,342	1,132	439	-	693
Non investment grade	12,247	7,884	4,363	3,160	73	1,130

	19,721	14,226	5,495	3,599	73	1,823

Of which:
CDOs	1,658	496	1,162	836
RMBS	3	3	-	-
CMBS	4,496	2,335	2,161	1,565
CLOs	10,321	9,167	1,154	648
Other ABS	2,708	1,924	784	419
Other	535	301	234	131

	19,721	14,226	5,495	3,599

31 December 2009
A to AA-	7,143	5,875	1,268	378	-	890
Non investment grade	12,598	7,696	4,902	3,418	531	953

	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
The decrease in CVA held against exposures to monoline insurers reflects the reduction in exposure due to a combination of restructuring of certain exposures, higher prices of underlying reference instruments, primarily CLOs and CMBS, and the strengthening of sterling against the US dollar.

•	The CVA decreased on a total and relative basis reflecting the reduction in exposure and tightening credit spreads.

•	The majority of the current exposure is to monoline counterparties that are classified as sub-investment grade.

•	Counterparty and credit RWAs decreased by £6.3 billion in the quarter due to restructuring of certain exposures (c. £5 billion) and foreign exchange effects.

•
The net loss on realisation, hedges and foreign exchange movements was driven by a combination of realised losses arising from restructuring certain exposures and foreign currency movements. The net effect of reclassified debt securities reflects the difference between accounting impairments and mark-to-market losses that would have been reported on the assets had they been accounted for on a fair value through profit or loss basis.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies (CDPC)

A summary of the Group’s exposure to CDPCs, which is all in Non-Core, at 30 September 2010, is detailed below:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Gross exposure to CDPCs	1,467	1,747	1,243	1,275
Credit valuation adjustment	(622)	(791)	(465)	(499)

Net exposure to CDPCs	845	956	778	776

CVA as a % of gross exposure	42%	45%	37%	39%

Counterparty and credit risk RWAs	£8.1bn	£8.8bn	£7.9bn	£7.5bn

Capital deductions	£297m	£292m	£309m	£347m

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below summarises CDPC exposures by rating.

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

30 September 2010
AAA	1,070	1,060	10	6	4
A to AA-	637	618	19	8	11
Non investment grade	19,468	18,286	1,182	476	706
Rating withdrawn	3,426	3,170	256	132	124

	24,601	23,134	1,467	622	845

30 June 2010
AAA	1,128	1,115	13	9	4
BBB- to A-	668	642	26	14	12
Non investment grade	20,051	18,655	1,396	586	810
Rating withdrawn	3,742	3,430	312	182	130

	25,589	23,842	1,747	791	956

31 December 2009
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody’s.   Where the ratings differ, the lower of the two is taken.

The net income statement effect arising from CDPC exposures is shown below.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at beginning of quarter	(791)	(465)	(499)	(592)
Credit valuation adjustment at end of quarter	(622)	(791)	(465)	(499)

Decrease/(increase) in credit valuation adjustment	169	(326)	34	93
Net (debit)/credit relating to hedges, foreign exchange and other movements	(184)	270	(66)	(205)

Net debit to income statement (income from trading activities)	(15)	(56)	(32)	(112)

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points
•
Exposure to CDPCs decreased over the period due to a combination of tighter credit spreads of the referenced assets and the strengthening of sterling against the US and Canadian dollar, partially offset by an increase in the relative value of senior tranches compared to the underlying reference portfolios.

•	CVA decreased both on a total and relative basis, reflecting the decreased exposure.

•
The Group has predominantly traded senior tranches with CDPCs. The average attachment and detachment points were 13% and 48% respectively at 30 September 2010 (30 June 2010 – 13% and 50% respectively), and the majority of the reference portfolios are investment grade.

•	Counterparty and credit RWAs relating to gross CDPC exposures decreased by £0.7 billion in the quarter whereas capital deductions increased marginally.

Other counterparties

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at the beginning of the quarter	(1,916)	(1,737)	(1,588)	(1,856)
Credit valuation adjustment at the end of the quarter	(1,937)	(1,916)	(1,737)	(1,588)

(Increase)/decrease in credit valuation adjustment	(21)	(179)	(149)	268
Net credit/(debit) relating to hedges, foreign exchange and other movements	37	185	12	(204)

Net credit/(debit) to income statement (income from trading activities)	16	6	(137)	64

Key points
•
The increase in CVA was primarily driven by an increase in exposure, reflecting market movements and rating downgrades of certain counterparties in the quarter. This was partially offset by the tightening of credit spreads.

•	Gains on hedges are the primary driver of the £37 million credit to the income statement in Q3 2010.

Risk and capital management (continued)

Other risk exposures: Leveraged finance

The table below details the Group’s global markets sponsor-led leveraged finance exposures, all in Non-Core, by industry and geography.

	30 September 2010					30 June 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	871	1,513	775	519	3,678	1,044	1,592	849	531	4,016	1,781	1,656	1,081	605	5,123
Industrial	393	1,052	1,249	312	3,006	726	1,110	1,334	334	3,504	1,584	1,523	1,781	207	5,095
Retail	8	437	1,060	63	1,568	24	380	1,083	60	1,547	17	476	1,354	71	1,918
Other	198	1,100	771	216	2,285	235	1,301	1,022	231	2,789	244	1,527	1,168	191	3,130

	1,470	4,102	3,855	1,110	10,537	2,029	4,383	4,288	1,156	11,856	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (1)	795	1,325	759	401	3,280	928	1,430	845	428	3,631	1,502	1,532	1,045	590	4,669
Industrial	274	949	1,083	302	2,608	535	1,001	1,178	329	3,043	524	973	1,594	205	3,296
Retail	8	424	1,006	60	1,498	24	366	1,028	57	1,475	17	445	1,282	68	1,812
Other	197	1,025	765	216	2,203	233	1,232	1,013	232	2,710	244	1,461	1,147	191	3,043

	1,274	3,723	3,613	979	9,589	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	938	3,260	2,829	806	7,833	1,313	3,604	3,332	870	9,119	1,944	3,737	3,909	950	10,540
Undrawn	336	463	784	173	1,756	407	425	732	176	1,740	343	674	1,159	104	2,280

	1,274	3,723	3,613	979	9,589	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820
Notes:
(1)	Telecommunications, media and technology.
(2)	All of the above are classified as loans and receivables, except for £153 million (30 June 2010 - £154 million; 31 December 2009 - £143 million) that is classified as held-for-trading.

Risk and capital management (continued)

Other risk exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures.

	30 September 2010			30 June 2010	31 March 2010
	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m

Balance at beginning of quarter	9,119	1,740	10,859	11,609	12,820
Transfers	(29)	-	(29)	68	8
Sales and restructurings	(1,203)	(60)	(1,263)	(573)	(929)
Repayments and facility reductions	(196)	48	(148)	(120)	(387)
Funded deals	(1)	1	-	-	-
Changes in fair value	41	-	41	17	(2)
Accretion of interest	9	-	9	15	13
Net recoveries/(impairment provisions)	8	-	8	268	(198)
Exchange and other movements	85	27	112	(425)	284

Balance at end of quarter	7,833	1,756	9,589	10,859	11,609

Key points
•	The Group’s exposure to leveraged finance has reduced primarily as a result of sales of £1.3 billion, as part of the active management in line with the Non-Core strategy.

•	Credit impairments in the quarter were £85 million which were more than offset by recoveries of £93 million.

•	Approximately 90% of the above exposures represent senior lending.

Not included in the table above are:
•
UK Corporate leveraged finance net exposures of £6.5 billion at 30 September 2010 (30 June 2010 - £7.2 billion; 31 March 2010 - £7.5 billion) related to debt and banking facilities provided to UK mid-corporates. Of this £3.8 billion (30 June 2010 - £4.0 billion; 31 March 2010 – £4.2 billion) relates specifically to debt transactions financing UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.  The balance was senior debt transactions to mid-corporate clients supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

•	Ulster Bank leveraged finance net exposure was £0.6 billion (30 June 2010 - £0.6 billion; 31 March 2010 - £0.6 billion).

Risk and capital management (continued)

Other risk exposures: Special purpose entities

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	30 September 2010		30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Residential mortgages	74,351	18,164	71,022	15,012	69,927	15,937
Credit card receivables	4,059	1,592	4,148	1,585	2,975	1,592
Other loans	31,364	1,003	34,097	986	36,448	1,010
Finance lease receivables	582	582	621	621	597	597

Assets are significantly greater than liabilities, as all notes issued by funding-related own asset securitisation SPEs are purchased by Group companies.

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the period both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management.  The total assets held by Group-sponsored conduits were £19.8 billion at 30 September 2010 (30 June 2010 - £22.5 billion; 31 December 2009 - £27.4 billion).

The exposure to conduits which are consolidated by the Group, the assets held and commercial papers issued by these vehicles is set out below.

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total assets	16,183	3,642	19,825	18,645	3,841	22,486	23,409	3,957	27,366
Commercial paper issued	15,430	2,563	17,993	17,987	2,592	20,579	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	733	1,104	1,837	637	1,274	1,911	738	1,059	1,797
- undrawn	22,472	3,277	25,749	26,049	3,367	29,416	28,628	3,852	32,480
PWCE (1)	918	275	1,193	1,119	316	1,435	1,167	341	1,508

	24,123	4,656	28,779	27,805	4,957	32,762	30,533	5,252	35,785

Maximum exposure to loss (2)	23,205	4,381	27,586	26,686	4,641	31,327	29,365	4,911	34,276

Notes:
(1)	Programme-wide credit enhancement.
(2)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Risk and capital management (continued)

Other risk exposures: Conduits (continued)

Multi-seller conduits accounted for 42% of the total liquidity and credit enhancements committed by the Group at 30 September 2010 (30 June 2010 and 31 December 2009 – 43%). The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Key points
•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 30 September 2010 totalled approximately £21.9 billion (30 June 2010 - £24.3 billion; 31 December 2009 - £25.0 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £22.0 billion (30 June 2010 - £24.5 billion; 31 December 2009 - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•	The demand for high quality ABCP continued during the period to 30 September 2010 with a higher demand for longer dated paper, compared with the previous quarter.

•	The average maturity of ABCP issued by the Group’s conduits at 30 September 2010 was 68.3 days (30 June 2010 – 62.7 days; 31 December 2009 - 58.4 days).

•
The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group’s maximum exposure to loss on these two conduits was £5.6 billion at 30 September 2010 (30 June 2010 - £6.9 billion; 31 December 2009 - £9.1 billion), with £3.2 billion of ABCP outstanding at that date (30 June 2010 - £4.2 billion; 31 December 2009 - £7.7 billion).

•
Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (30 June 2010 - £26.0 billion; 31 December 2009 - £25.1 billion) to access the Bank of England’s open market operations for contingent funding purposes.

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards. The Group’s exposure from third-party conduits was £136 million (30 June 2010 - £403 million; 31 December 2009 - £587 million) representing deal specific liquidity.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.5731, being the Noon Buying Rate on 30 September 2010.

Summary consolidated income statement

	Quarter ended
	30 September	30 September	30 June	30 September*
	2010	2010	2010	2009
	$m	£m	£m	£m

Net interest income	5,366	3,411	3,676	3,120
Non-interest income	4,209	2,675	5,761	3,686

Total income	9,575	6,086	9,437	6,806
Operating expenses	(7,159)	(4,551)	(4,453)	(4,590)

Profit before other operating charges and impairment losses	2,416	1,535	4,984	2,216
Insurance net claims	(1,796)	(1,142)	(1,323)	(1,145)
Impairment losses	(3,073)	(1,953)	(2,487)	(3,279)

Operating (loss)/profit before tax	(2,453)	(1,560)	1,174	(2,208)
Tax credit/(charge)	464	295	(825)	617

(Loss)/profit from continuing operations	(1,989)	(1,265)	349	(1,591)
Profit/(loss) from discontinued operations	28	18	(1,019)	-

Loss for the period	(1,961)	(1,247)	(670)	(1,591)

(Loss)/profit attributable to:
Minority interests	159	101	946	36
Preference dividends	-	-	(19)	(245)
Ordinary shareholders	(2,275)	(1,146)	257	(1,800)

* restated for the reclassification of results attributable to other Consortium Members as discontinued operations

Summary consolidated balance sheet

	30 September 2010	30 September 2010	30 June 2010	31 December 2009
	$m	£m	£m	£m

Loans and advances	1,071,736	681,289	680,923	820,146
Debt securities and equity shares	390,388	248,165	253,586	286,782
Derivatives and settlement balances	899,308	571,679	543,589	453,487
Other assets	202,071	128,454	103,955	136,071

Total assets	2,563,503	1,629,587	1,582,053	1,696,486

Owners’ equity	118,926	75,600	76,802	77,736
Minority interests	2,800	1,780	2,492	16,895
Subordinated liabilities	43,874	27,890	27,523	37,652
Deposits	788,033	500,943	632,420	756,346
Derivatives, settlement balances and short positions	956,490	608,029	571,690	475,017
Other liabilities	653,380	415,345	271,126	332,840

Total liabilities and equity	2,563,503	1,629,587	1,582,053	1,696,486

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant 15 December 2010

Appendix 1

The Asset Protection Scheme

Appendix 1 The Asset Protection Scheme

Covered assets: roll forward to 30 September 2010

The movements in covered assets during the quarter are detailed below.

Covered amount
£bn

Covered assets at 30 June 2010	215.5
Disposals	(3.5)
Maturities, amortisation and early repayments	(7.3)
Effect of foreign currency movements and other adjustments	0.7

Covered assets at 30 September 2010	205.4

Covered assets at 31 December 2009	230.5

Note:
(1)	The Asset Protection Agency (APA) and the Group have now reached agreement on substantially all eligibility issues.

Key points
•	The reduction in covered assets was due to disposals, early repayments and maturing loans.

•
As part of the Group’s risk reduction strategy significant disposals were made from the structured credit portfolio (£1.8 billion); additionally the Group took advantage of market conditions and executed sales from its derivative, loan and leveraged finance portfolios (£1.7 billion).

Appendix 1 The Asset Protection Scheme

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets.

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Loans and advances	17,360	16,702	14,240
Debt securities	12,113	13,980	7,816
Derivatives	2,341	1,828	6,834

	31,814	32,510	28,890

By division:
UK Retail	2,880	2,765	2,431
UK Corporate	1,026	927	1,007
Ulster Bank	697	730	486

Retail & Commercial	4,603	4,422	3,924
Global Banking & Markets	1,769	1,528	1,628

Core	6,372	5,950	5,552
Non-Core	25,442	26,560	23,338

	31,814	32,510	28,890

Key points
•
Cumulative credit impairments and write downs decreased by £0.7 billion in the quarter, primarily due to disposals of debt securities in the Non-Core division of £1.2 billion and movements in exchange rates of £0.5 billion, partially offset by impairments and write downs of £0.7 billion.

•
The APA and the Group have reached agreement on the classification for the purposes of the Scheme of some structured credit assets which has resulted in adjustments to credit impairments and write downs mainly between debt securities and derivatives.

Appendix 1 The Asset Protection Scheme (continued)

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to page 129 of the Group’s 2009 Form 20-F - Business review - Asset Protection Scheme.

The table below summarises the triggered amount and related cash recoveries by division.

	30 September 2010			30 June 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,613	371	3,242	3,503	232	3,271	3,340	129	3,211
UK Corporate	4,027	1,032	2,995	3,431	777	2,654	3,570	604	2,966
Ulster Bank	1,387	109	1,278	917	78	839	704	47	657

Retail & Commercial	9,027	1,512	7,515	7,851	1,087	6,764	7,614	780	6,834
Global Banking & Markets	3,057	464	2,593	2,579	289	2,290	1,748	108	1,640

Core	12,084	1,976	10,108	10,430	1,376	9,054	9,362	888	8,474
Non-Core	29,502	2,888	26,614	26,590	1,792	24,798	18,905	777	18,128
	41,586	4,864	36,722	37,020	3,168	33,852	28,267	1,665	26,602

Loss credits			732			-			-

			37,454			33,852			26,602

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period or restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. The Group expects additional assets to trigger upon expiry of relevant grace periods based on the current risk rating and level of impairments on covered assets.

(2)
Following the reclassification of some structured credit assets from derivatives to debt securities the APA and the Group also reached agreement regarding changes to triggers in respect of these assets. An additional criterion – implied write down – was agreed. This occurs if (a) on two successive relevant payment dates, the covered asset has a rating of Caa2 or below by Moody’s, CCC or below by Standard & Poor’s or Fitch or a comparable rating from an internationally recognised credit rating agency or (b) on any two successive relevant payment dates, the mark-to-market value of the covered asset is equal to or less than 40 per cent of the par value of the covered asset, in each case as at such relevant payment date.

(3)
Under the Scheme rules, the Group may apply to the APA for loss credits in respect of the disposal of non-triggered assets. A loss credit counts towards the first loss threshold and is typically determined by the APA based on the expected loss of the relevant asset.

(4)
The Group and the APA are currently in discussion with regard to loss credits in relation to the withdrawal of £2.9 billion of derivative assets during Q2 2010 and the disposal of approximately £1.5 billion of structured finance and leveraged finance assets in Q3 2010.

(5)	Under the rules of the Scheme the data in the table above at the quarterly reporting date may be revised over a rolling twelve month period.

Key point
•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 30 September 2010 is approximately £23 billion (38%) of the £60 billion first loss threshold under the APS.

Appendix 1 The Asset Protection Scheme

Risk-weighted assets

The table below analyses the divisional risk-weighted assets (RWAs) covered by the APS.

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

UK Retail	13.4	13.5	16.3
UK Corporate	24.0	25.7	31.0
Ulster Bank	8.3	8.3	8.9

Retail & Commercial	45.7	47.5	56.2
Global Banking & Markets	13.2	15.5	19.9

Core	58.9	63.0	76.1
Non-Core	58.0	60.4	51.5

APS RWAs	116.9	123.4	127.6

Key point
•	APS RWAs decreased by £6.5 billion, reflecting disposals and early repayments as well as changes in risk parameters.